Exhibit 99.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

CRONOS GROUP INC.,

REDWOOD HOLDING GROUP, LLC

and,

solely for purposes of Article 4, Section 6.6, Section 6.7(a), Section 7.2(a)(ii), Section 7.2(c)(ii),

Section 7.2(e)(ii), Section 9.2, Article 10 and Exhibit A,

the KEY PERSONS (as hereinafter defined)

Dated as of August 1, 2019

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EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Definitions
Exhibit B-1	NR Termination Agreement
Exhibit B-2	IP License Termination Agreement
Exhibit C	Contribution and Waiver Agreement
Exhibit D-1	RR Employment Agreement
Exhibit D-2	CC Employment Agreement
Exhibit D-3	MM Employment Agreement
Exhibit D-4	RW Employment Agreement
Exhibit E-1	RR Restrictive Agreement
Exhibit E-2	CC Restrictive Agreement
Exhibit E-3	MM Restrictive Agreement
Exhibit E-4	RW Restrictive Agreement
Exhibit F	Lockup Agreement
Exhibit G	Laurel Canyon Services Termination Agreement
Exhibit H	Escrow Agreement
Exhibit I	Form of Press Release
Exhibit J	Example Statement of Working Capital
Exhibit K	Form of Instrument of Assignment

SCHEDULES

Schedule I	Member Schedule
Seller Disclosure Schedule
Buyer Disclosure Schedule

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of August 1, 2019, is entered into by and among Cronos Group Inc., a corporation formed under the Business Corporations Act (Ontario) (“Buyer”), Redwood Holding Group, LLC, a Delaware limited liability company (“Seller”), and, solely for purposes of Article 4, Section 6.6, Section 6.7(a), Section 7.2(a)(ii), Section 7.2(c)(ii), Section 7.2(e)(ii), Section 9.2, Article 10 and Exhibit A, the Key Persons (together with Buyer and Seller, the “Parties” (it being understood that, for the avoidance of doubt, the Key Persons shall each be a Party solely for such provisions)). Exhibit A contains definitions of certain capitalized terms used in this Agreement.

W I T N E S S E T H:

WHEREAS, Seller owns all the issued and outstanding (a) units of limited liability company interests of Redwood Wellness, LLC, a Delaware limited liability company (“Redwood Wellness”), (b) units of limited liability company interests of Redwood IP Holding, LLC, a Delaware limited liability company (“Redwood IP”), (c) membership interests of Redwood Retail, LLC, a California limited liability company (“Redwood Retail”), and (d) membership interests of Redwood Operations CA, LLC, a California limited liability company (“Redwood Operations” and, together with Redwood Wellness, Redwood IP and Redwood Retail, the “Acquired Companies”, and the units of limited liability company interests and membership interests referred to in the foregoing clauses (a) through (d), collectively, the “Acquired Company Interests”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, as a result of the transactions contemplated by this Agreement, each of the Key Persons will receive direct and substantial economic benefit in exchange for the sale, assignment, transfer, conveyance and delivery of all of their respective indirect ownership interests in the Acquired Companies and the Business;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, assign, transfer, convey and deliver to Zeus Cannabinoids LLC, a Delaware limited liability company and Wholly Owned Subsidiary of Buyer (“Cronos Acquisitions”), and Buyer desires to cause Cronos Acquisitions to purchase, acquire, accept and receive from Seller, the Acquired Company Interests, free and clear of any Liens;

WHEREAS, prior to the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Seller has, and has caused its Affiliates to, (a) terminate all Contracts between or among Seller and/or any one or more of its Affiliates, on the one hand, and Conscious Confections, LLC, a Colorado limited liability company, Conscious Confections II, LLC, a Colorado limited liability company, NR Parentco, LLC, a Colorado limited liability company (collectively, “NR”) and/or any one or more of their respective Affiliates, on the other hand, other than the NDAs, and (b) take all actions as may be necessary to satisfy and extinguish all liabilities or other obligations under such Contracts, including causing Redwood Design & Supply, LLC, a Delaware limited liability company and Wholly Owned Subsidiary of Seller (“Redwood Design & Supply”) to enter into a termination and release agreement with NR, dated and effective July 8, 2019 (the “NR Termination Agreement”), a true, complete and correct copy of which is set forth in

Exhibit B-1, providing for, among other things, (i) the termination of the NR Agreements, (ii) the extinguishment of all rights, licenses and obligations of all of the parties to the NR Agreements (other than with respect to certain confidentiality obligations thereunder), (iii) the cessation of use of any Company Owned IP by NR, and (iv) the return of all equipment and the destruction of all property, products, goods or materials, in whatever form, that include, embody or reference any Company Owned IP by NR (collectively, such termination and actions, including entry into and the performance of the obligations under the NR Termination Agreement, the “NR Termination”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Redwood IP and Redwood Design & Supply entered into a termination agreement with respect to the IP License Agreement, made and entered into as of November 15, 2017, by and between Redwood IP and Redwood Design & Supply, a true, complete and correct copy of which is set forth in Exhibit B-2 (the “IP License Termination Agreement”), dated and effective as of the date hereof;

WHEREAS, prior to the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Seller, Redwood IP, Rosenheck, Capobianco and Rader have entered into a contribution and waiver agreement, a true, complete and correct copy of which is set forth in Exhibit C, assigning to Redwood IP and waiving Seller’s, Rosenheck’s, Capobianco’s and Rader’s respective rights in, as applicable, any Company Intellectual Property that Seller, Rosenheck, Capobianco or Rader might own or be deemed to own under applicable Law (the “Contribution and Waiver Agreement”), dated as of July 31, 2019, and effective as of the date hereof;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Rosenheck has entered into an employment agreement with Redwood Wellness, a true, complete and correct copy of which is set forth in Exhibit D-1 (the “RR Employment Agreement”), dated as of the date hereof, but only effective as of the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Capobianco has entered into an employment agreement with Redwood Wellness, a true, complete and correct copy of which is set forth in Exhibit D-2 (the “CC Employment Agreement”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, MM has entered into an employment agreement with Redwood Wellness, a true, complete and correct copy of which is set forth in Exhibit D-3 (the “MM Employment Agreement”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, RW has entered into an employment agreement with Redwood Wellness, a true, complete and correct copy of which is set forth in Exhibit D-4 (the “RW Employment Agreement” and, together with the RR Employment Agreement, CC Employment Agreement and MM Employment Agreement, the “Employment

Agreements”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Rosenheck has entered into a confidentiality, non-competition and non-solicitation agreement with Buyer, a true, complete and correct copy of which is set forth in Exhibit E-1, providing for certain restrictive covenants on Rosenheck (the “RR Restrictive Agreement”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Capobianco has entered into a confidentiality, non-competition and non-solicitation agreement with Buyer, a true, complete and correct copy of which is set forth in Exhibit E-2, providing for certain restrictive covenants on Capobianco (the “CC Restrictive Agreement”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, MM has entered into a confidentiality, non-competition and non-solicitation agreement with Buyer, a true, complete and correct copy of which is set forth in Exhibit E-3, providing for certain restrictive covenants on MM (the “MM Restrictive Agreement”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, RW has entered into a confidentiality, non-competition and non-solicitation agreement with Buyer, a true, complete and correct copy of which is set forth in Exhibit E-4, providing for certain restrictive covenants on RW (the “RW Restrictive Agreement” and, together with the RR Restrictive Agreement, the CC Restrictive Agreement and the MM Restrictive Agreement, the “Restrictive Agreements”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Rosenheck and Capobianco have entered into a lockup agreement, a true, complete and correct copy of which is set forth in Exhibit F, with respect to the aggregate Member Stock Allocation to be received directly or indirectly by Rosenheck and Capobianco on the terms and subject to the conditions set forth in this Agreement (the “Lockup Agreement”), dated as of the date hereof, but only effective, and conditioned upon the occurrence of, as of the Closing pursuant to its terms;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Buyer’s willingness to enter into this Agreement, Laurel Canyon Associates, LLC, a California limited liability company (“Laurel Canyon”), and Seller have entered into a termination agreement, a true, complete and correct copy of which is set forth in Exhibit G, with respect to the Laurel Canyon Services Agreement (the “Laurel Canyon Services Termination Agreement” and, together with the IP License Termination Agreement, the

“Termination Agreements”), dated as of the date hereof, but only effective as of, and conditioned upon the occurrence of, the Closing pursuant to its terms;

WHEREAS, Seller has received (a) from the Required Holders a written consent approving the execution and delivery of this Agreement, the performance of this Agreement and the Transaction Documents to which Seller and its Affiliates are or will be a party and the consummation of the transactions contemplated hereby and thereby (the “Seller Requisite Consent”) and (b) from the Members representing a majority in interests of the voting Units (as defined in the Seller LLC Agreement) (other than any Member that is, or that has an Affiliate (as defined in the Seller LLC Agreement) that is, directly or indirectly interested in such transaction) of Seller approving the execution and delivery of this Agreement and the transactions contemplated hereby for purposes of Section 6.7 of the Seller LLC Agreement (the “Affiliate Transaction Consent”);

WHEREAS, prior to the date of this Agreement, each of Seller, Redwood Wellness and Redwood IP has amended its applicable Organizational Documents to provide, among other things, that none of Seller, Redwood Wellness or Redwood IP will be automatically dissolved in accordance with the terms of such Organizational Documents in effect prior to such amendments in connection with the consummation of the transactions contemplated hereby; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

PURCHASE AND SALE

Section 1.1    Purchase. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Cronos Acquisitions, and Buyer shall cause Cronos Acquisitions to purchase, acquire, accept and receive from Seller, the Acquired Company Interests, free and clear of any Liens.

Section 1.2    Purchase Price.

(a)    Delivery of Pre-Closing Statement. At least two Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer the Funds Flow Memorandum and a written statement (the “Pre-Closing Statement”) that shall include a good-faith estimate (including reasonably detailed supporting calculations) of each of the following, in each case, calculated in accordance with the terms and definitions provided in this Agreement, including the Accounting Principles:

(i)    the Closing Company Transaction Expenses (the “Estimated Closing Company Transaction Expenses”) and the portion thereof owed to employees of Seller or any of the Acquired Companies in their capacity as such (the “Estimated Closing Employee Expenses”);

(ii)    the Closing Funded Indebtedness (the “Estimated Closing Funded Indebtedness”);

(iii)    the Closing Cash on Hand (the “Estimated Closing Cash on Hand”);

(iv)    the Closing Working Capital (the “Estimated Closing Working Capital”); and

(v)    the Estimated Cash Purchase Price.

(b)    Review and Comment. At least three Business Days prior to the delivery of the Pre-Closing Statement to Buyer pursuant to Section 1.2(a): (i) Seller shall provide a draft of the Pre-Closing Statement and applicable reasonably detailed supporting calculations for Buyer’s review, and Seller shall (A) consider in good faith the reasonable comments of Buyer or its Representatives to such draft of the Pre-Closing Statement and (B) address any arithmetic or calculation errors with respect to such draft of the Pre-Closing Statement presented by Buyer or its Representatives to the extent such errors are not disputed by Seller in good faith; provided, however, that Buyer and its Representatives must present any such comments or arithmetic or calculation errors within two Business Days of Buyer’s receipt of such a draft of the Pre-Closing Statement; provided, further, that in the event of any good faith dispute regarding any such comments or arithmetic or calculation errors of Buyer or its Representatives, Seller shall have no obligation to reflect any such comments or address any such arithmetic or calculation errors in the Pre-Closing Statement prepared and delivered to Buyer pursuant to Section 1.2(a); and (ii) subject to the Access Limitations, Seller shall, from and following Seller’s delivery of the draft Pre-Closing Statement to Buyer pursuant to Section 1.2(b)(i) until the delivery of the Pre-Closing Statement pursuant to Section 1.2(a), (A) afford, and shall cause its Subsidiaries to afford, to Buyer and its Representatives reasonable access during normal business hours upon reasonable advance notice to the management employees and Representatives (including its Subsidiaries’ accountants, subject to execution of customary access letters) of Seller and its Subsidiaries and to the financial books, records and ledgers of Seller, its Subsidiaries and such Representatives (including the work papers of Sellers and/or its Subsidiaries’ accountants, subject to execution of customary access letters) relevant to the review of the draft Pre-Closing Statement, and (B) reasonably cooperate with Buyer and its Representatives, including providing on a timely basis all other information necessary or useful in connection with the review of such draft Pre-Closing Statement as is reasonably requested by Buyer or its Representatives.

(c)    Closing Date Payments. Subject to Section 1.7, at the Closing, Buyer shall pay or cause to be paid, in cash by wire transfer of immediately available funds, the following, in each case, pursuant to the applicable instructions set forth in the Funds Flow Memorandum delivered pursuant to Section 1.2(a):

(i)    an amount equal to the Estimated Cash Purchase Price, plus the Fractional Share Cash Amount, minus the Escrow Amount (such aggregate amount, the “Estimated

Cash Consideration”), which amount shall be adjusted following the Closing pursuant to Article 2; and

(ii)    an amount equal to the Estimated Closing Company Transaction Expenses minus the Estimated Closing Employee Expenses, which Buyer shall contribute or cause to be contributed to Redwood Wellness upon the Closing and cause Redwood Wellness to pay such amounts to the applicable employees on the first regularly scheduled payroll date occurring at least five Business Days following the Closing Date.

(d)    Escrow Amounts. At the Closing, Buyer shall deposit or cause to be deposited: (i) $750,000 (the “Adjustment Escrow Amount”) into an escrow account (the “Adjustment Escrow Account”) established pursuant to the terms of the Escrow Agreement; and (ii) $12,500,000 (the “Indemnity Escrow Amount”) into an account (the “Indemnity Escrow Account”) established pursuant to the terms of the Escrow Agreement.

Section 1.3    Closing. The closing of the purchase and sale of the Acquired Company Interests (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 a.m. (New York time) on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, the waiver of the conditions set forth in Article 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), or at such other place, time and date (or by means of remote communication) as Buyer and Seller may agree in writing (the actual date of the Closing, the “Closing Date”). The Closing shall be deemed to be effective at 12:01 a.m. (Los Angeles time) on the Closing Date (the “Effective Time”), except as may otherwise be expressly provided herein.

Section 1.4    Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer, except with respect to the deliveries contemplated by Section 1.4(g), which shall be delivered to Cronos Acquisitions, the following:

(a)    a certificate, dated as of the Closing Date, signed under penalty of perjury and in form and substance as required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that such Seller is not a “foreign person” as defined in Section 1445 of the Code;

(b)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying (i) that attached thereto are true, correct and complete copies of all resolutions, written consents or other approvals adopted by the board of directors and the Required Holders of Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (ii) that all such resolutions, written consents or other approvals are in full force and effect;

(c)    a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Seller certifying that, (i) as of the Closing, (A) Seller is an “accredited investor” (as such term is defined in Rule 501(a) promulgated under the Securities Act), qualified to serve as a “purchaser representative” pursuant to Rule 501(i) promulgated under the Securities Act and a United States resident, (B) each Member, other than the Non-Accredited Investors, is an “accredited investor”

(as such term is defined in Rule 501(a) promulgated under the Securities Act) and is a United States resident, and (C) each Non-Accredited Investor is a Sophisticated Investor, is a United States resident and has appointed Seller as its “purchaser representative” in writing (as such term is defined in Rule 501(i) promulgated under the Securities Act), and (ii) attached thereto are true, correct and complete copies of customary questionnaires completed by Seller and each Member evidencing the foregoing, each in form and substance reasonably satisfactory to Buyer;

(d)    good standing certificates (or their equivalent) of the Acquired Companies as of a date that is no earlier than the tenth Business Day prior to the Closing Date from the Secretary of State of the State of Delaware or the Secretary of State of the State of California, as applicable;

(e)    copies of the resignations, if any, contemplated by Section 6.11(e), which shall not have been withdrawn and shall be in full force and effect as of the Closing;

(f)    the Books and Records that are necessary to operate the Business as conducted as of immediately prior to the Closing (provided, that the delivery obligations of Seller hereunder shall be deemed satisfied if such Books and Records remain at the facilities of the applicable Acquired Company or under the control of any Acquired Company);

(g)    each Instrument of Assignment, duly executed by Seller, and any other instruments of transfer, agreements or amendments required to be delivered under the Organizational Documents of the Acquired Companies in order to transfer the Acquired Company Interests;

(h)    executed copies of each assignment contemplated by Section 6.7(b); and

(i)    evidence of the Intercompany Balance Payoff.

Section 1.5    Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered to Seller, except with respect to the deliveries contemplated by Section 1.5(e), which shall be delivered to the Escrow Agent, the following:

(a)    the payments required to be made at the Closing pursuant to Section 1.2(c) and a copy of the irrevocable treasury direction of Buyer directing TSX Trust Company, in its capacity as the Buyer’s transfer agent, to issue the Stock Consideration pursuant to Section 1.6;

(b)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying (i) that attached thereto are true, correct and complete copies of all resolutions, written consents or other approvals adopted by the board of directors (or equivalent thereof) of Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (ii) that all such resolutions, written consents or other approvals are in full force and effect;

(c)    a good standing certificate (or its equivalent) of Buyer and Cronos Acquisitions as of a date that is no earlier than the tenth Business Day prior to the Closing Date;

(d)    evidence that the TSX Approval shall have been obtained, subject to the Standard Listing Conditions, and that the Stock Consideration shall have been authorized and approved for listing, subject to official notice of issuance, on NASDAQ; and

(e)    the payments required to be made at the Closing pursuant to Section 1.2(d).

Section 1.6    Deliveries of Stock Consideration.

(a)    On the terms and subject to the conditions set forth in this Agreement, including, for the avoidance of doubt, Section 1.7, upon the Closing, Buyer shall issue and deliver or cause to be delivered to each Member a number of Buyer Common Shares equal to such Member’s Member Stock Allocation, in accordance with the Funds Flow Memorandum delivered pursuant to Section 1.2(a). The Stock Consideration shall be (i) represented by one or more fully registered global certificates registered in the name of “CDS & Co.”, as the nominee of CDS to be held by CDS as book-based securities in accordance with the rules and procedures of CDS on behalf of the securities account designated on behalf of such Member in the Funds Flow Memorandum delivered pursuant to Section 1.2(a) and (ii) of the same class and have the same terms and rights as the currently issued and outstanding Buyer Common Shares, and shall not be subject to any restriction on transfer (other than as provided under applicable Securities Laws, Section 5.10, Section 6.4(d) and, with respect to Rosenheck and Capobianco’s Member Stock Allocation, the Lockup Agreement).

(b)    Notwithstanding anything to the contrary set forth in this Agreement, in the event that the number of Buyer Common Shares or securities (including debt securities) convertible or exchangeable into or exercisable for Buyer Common Shares issued and outstanding immediately following the execution and delivery of this Agreement shall have been changed, prior to the Closing, into (i) a different number of Buyer Common Shares, (ii) a different number of securities (including debt securities) convertible or exchangeable into or exercisable for Buyer Common Shares or (iii) a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, plan of arrangement, amalgamation, merger, issuer tender or exchange offer or other similar transaction, the Stock Consideration shall be equitably adjusted.

(c)    Notwithstanding anything in this Agreement to the contrary, no fractional Buyer Common Shares shall be issued to Seller pursuant to Section 1.6(a), no dividends or other distributions of Buyer shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to have any rights of a stockholder of Buyer with respect thereto.

Section 1.7    Payment Obligations.

(a)    The Parties acknowledge and agree that: (i) Buyer’s only obligation with respect to the payment and delivery of the Aggregate Consideration shall be to satisfy its obligations to make, or cause to be made, the payments and deliveries (including, with respect to any distributions to be made by the Escrow Agent, issuing any joint instructions with Seller pursuant to the terms of this Agreement and the Escrow Agreement) contemplated by Section 1.2(c), Section 1.6, Section 1.8, Section 2.2(a), Section 2.2(b), Section 2.2(c), Section 2.3(c) and

Section 6.13(h); (ii) none of Buyer, its Affiliates or any of its or their respective Representatives shall have any further liability or other obligation with respect to the payment and delivery of the Aggregate Consideration so long as such payments and deliveries (including, with respect to any distributions to be made by the Escrow Agent, issuing any joint instructions pursuant to the terms of this Agreement and the Escrow Agreement) are made, or caused to be made, pursuant to Section 1.2(c), Section 1.6, Section 1.8, Section 2.2(a), Section 2.2(b), Section 2.2(c), Section 2.3(c) and Section 6.13(h); (iii) subject to Section 1.7(b), for purposes of making, or causing to be made, any distributions pursuant to Section 1.2(c), Section 1.6, Section 1.8, Section 2.2(a), Section 2.2(b), Section 2.2(c), Section 2.3(c) and Section 6.13(h), Buyer shall be entitled to rely solely on the Funds Flow Memorandum (including, for the avoidance of doubt, the Allocation Schedule, as may be updated pursuant to Section 1.7(c)) delivered pursuant to Section 1.2(a) and the name of the applicable institutions and account information delivered by Seller to Buyer pursuant to Section 1.8, Section 2.2(a) and Section 6.13(h), as applicable; and (iv) Seller, without giving effect to the limitations set forth in Section 8.4, shall indemnify, defend and hold harmless the Buyer Indemnified Parties against any damages, liabilities or other obligations that directly result from any claims or other Actions against any Buyer Indemnified Party brought by any Member with respect to the allocation of the payments or deliveries made by Buyer or the Escrow Agent, as applicable, to the Members pursuant to Section 1.2(c), Section 1.6, Section 1.8, Section 2.2(a), Section 2.2(b), Section 2.2(c), Section 2.3(c) and Section 6.13(h) so long as such payments or deliveries were, subject to Section 1.7(b), made in accordance with this Agreement and the Funds Flow Memorandum (including, for the avoidance of doubt, the Allocation Schedule, as may be updated pursuant to Section 1.7(c)) delivered pursuant to Section 1.2(a) (or, in the case of payments or deliveries made pursuant to Section 6.13(h), made in accordance with Section 6.13(h)) and to the account or accounts as may be designated in writing by Seller pursuant to Section 1.8, Section 2.2(a) and Section 6.13(h), as applicable, or in the joint instruction to the Escrow Agent pursuant to Section 2.2(b), Section 2.2(c) and Section 2.3(c), as applicable.

(b)    To the extent Seller fails to provide Buyer the name of the applicable institutions and account information contemplated by Section 1.8, Section 2.2(a) and Section 6.13(h), as applicable, within 30 days of the specific delivery dates expressly contemplated by such provisions, as applicable, Buyer may, at its election, rely exclusively on the information included in the Funds Flow Memorandum delivered pursuant to Section 1.2(a) for purposes of satisfying its obligations under such provisions (it being understood that references to payments being made “as promptly as practicable” following Seller’s delivery of information after such specific delivery dates in such provisions shall not be deemed to modify or otherwise limit Buyer’s right to rely exclusively on the information included in the Funds Flow Memorandum delivered pursuant to Section 1.2(a) within 30 days of such specific delivery dates).

(c)    The Allocation Schedule (which shall be delivered by Seller to Buyer with, and constitutes part of, the Funds Flow Memorandum) may be updated from time to time by Seller upon delivery to Buyer at any time following the Closing Date; provided, that Seller shall not be permitted to update the Allocation Schedule within five Business Days prior to any payment to be made by, or at the direction of, Buyer to the Members pursuant to Section 1.8, Section 2.2(a) or Section 6.13(h) without Buyer’s written consent; provided, further, that no such update to the Allocation Schedule pursuant to this Section 1.7(c) shall change the amount of Stock Consideration to be delivered to any Member. Notwithstanding anything to the contrary set forth in this Agreement, in the event the Allocation Schedule is updated pursuant to this Section 1.7(c),

Buyer may, in its reasonable and good faith discretion following consultation with Seller, extend any delivery dates contemplated by Section 1.8, Section 2.2(a) or Section 6.13(h), as applicable, with respect to its obligation to pay or cause to be paid any amount based on the Allocation Schedule to the extent reasonably necessary to be able to make, or cause to be made, such payments pursuant to the Allocation Schedule, as updated.

Section 1.8    Forfeited Bonus Payment. Subject to Section 1.7, to the extent that any amounts that may become payable to any Retention Bonus Participant under the Retention Bonus Agreements are forfeited pursuant to the terms thereof (the sum of all such forfeited amounts, the “Forfeited Bonus Payments”), then, within ten Business Days following the one-year anniversary of the Closing Date (the “Forfeited Bonus Payment Release Date”), Buyer shall pay, or cause to be paid, the Forfeited Bonus Payment to the Members in accordance with their Pro Rata Share by wire transfer of immediately available funds to such account or accounts as may be designated in writing by Seller at least five Business Days prior to the Forfeited Bonus Payment Release Date or if Seller fails to provide the necessary name of the applicable institutions and account information with respect to such payments at least five Business Days prior to the Forfeited Bonus Payment Release Date, Buyer shall make such payments, or cause such payments to be made, as promptly as practicable following Seller’s delivery of such information to Buyer; provided, that if any claims have been made or any Action initiated by any Retention Bonus Participant in connection with, related to or arising out of his or her Retention Bonus Agreements that are pending on the Forfeited Bonus Payment Release Date, the applicable portion (and only the applicable portion) of the Forfeited Bonus Payments that is subject to any such claim or Action shall not be so paid until such applicable claims or other Actions are subject to a Final Determination and satisfied.

Section 1.9    Withholding. Notwithstanding anything to the contrary set forth in this Agreement, but subject to this Section 1.9, Buyer and Cronos Acquisitions shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to Seller or any other Person such amounts as Buyer or Cronos Acquisitions is required to deduct and withhold under the Code, or any state, local or foreign Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. If Buyer or Cronos Acquisitions determines that it is required to deduct or withhold any amount from any payment to be made pursuant to this Agreement to Seller, Buyer or Cronos Acquisitions, as applicable, shall provide reasonable notice to Seller of its intent to deduct or withhold such amount and the basis for such deduction or withholding, and the Parties shall take commercially reasonable efforts to cooperate in order to eliminate or to reduce any such deduction or withholding, including providing a reasonable opportunity for Seller to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding. Buyer and Cronos Acquisitions acknowledge that, as of the date hereof, no Tax withholdings, other than, for the avoidance of doubt, Tax withholdings required in respect of (a) any Forfeited Bonus Payments paid in accordance with Section 1.8 and (b) any amounts paid to employees in accordance with Section 1.2(c)(ii), are known by Buyer or Cronos Acquisitions to be required.

ARTICLE 2

PURCHASE PRICE ADJUSTMENT

Section 2.1    Post-Closing Determination.

(a)    Within 60 days after the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to Seller a written statement (the “Closing Statement”) that shall include Buyer’s good faith calculation of the Net Adjustment Amount and a good faith calculation (including reasonably detailed supporting calculations) of each of the following, in each case, calculated in accordance with the terms and definitions provided in this Agreement, including the Accounting Principles, and derived from, and properly reflecting, the Books and Records to the extent such Books and Records are complete and accurate: (i) the Closing Company Transaction Expenses; (ii) the Closing Funded Indebtedness; (iii) the Closing Cash on Hand; and (iv) the Closing Working Capital; provided, that if Buyer fails to timely deliver the Closing Statement, then the Parties acknowledge and agree that at the election of Seller in its sole discretion, either: (A) the Net Adjustment Amount shall be deemed to equal zero; or (B) Seller shall retain (at the expense of Buyer) an independent accounting firm of national reputation to (1) provide an audit or other review of the Acquired Companies’ financial books, records and ledgers and review the calculation of the Estimated Closing Company Transaction Expenses, the Estimated Closing Funded Indebtedness, the Estimated Closing Cash on Hand and the Estimated Closing Working Capital and (2) following such independent accounting firm’s audit or other review, deliver a written statement to the Parties that shall include such independent accounting firm’s good faith calculation and determination of the Net Adjustment Amount and a good faith calculation (including reasonably detailed supporting calculations) of each of the Closing Company Transaction Expenses, the Closing Funded Indebtedness, the Closing Cash on Hand and the Closing Working Capital, in each case, calculated in accordance with the terms and definitions provided in this Agreement, including the Accounting Principles, which calculations and determinations by such independent accounting firm shall be final, binding and non-appealable on the Parties absent manifest error, fraud or manifest disregard for the provisions of this Section 2.1(a) (and in the event of such manifest error or disregard, the written determination shall be referred back to such independent accounting firm to correct the same).

(b)    During the period of time from and after Buyer’s delivery of the Closing Statement to Seller through the date upon which the Net Adjustment Amount shall have become subject to a Final Determination pursuant to this Section 2.1 (the “Net Adjustment Amount Determination Date”), subject to the Access Limitations, Buyer shall (i) afford, and shall cause the Acquired Companies to afford, to Seller and its Representatives reasonable access to the financial books, records and ledgers and personnel and Representatives (including the Acquired Companies’ accountants, subject to execution of customary access letters) of the Acquired Companies and to the financial books, records and ledgers of the Acquired Companies and such Representatives (including the work papers of the Acquired Companies’ accountants, subject to execution of customary access letters) relevant to the review of the Closing Statement, and (ii) reasonably cooperate with Seller and its Representatives, including providing on a timely basis all other information necessary or useful in connection with the review of the Closing Statement as is reasonably requested by Seller or its Representatives. The Closing Statement shall become final and binding as of 5:00 p.m. (Los Angeles time) on the last day of the 30-day period following Buyer’s delivery of the Closing Statement to Seller (the “Review Period”), unless, prior thereto,

Seller delivers to Buyer a written notice of disagreement (a “Notice of Disagreement”) specifying in reasonable detail the nature and amount of any and all items in dispute as to the amounts set forth in the Closing Statement (each, a “Disputed Item”). Seller shall be deemed to have agreed with all items and amounts in the Closing Statement not specifically referenced in a Notice of Disagreement delivered prior to the end of the Review Period.

(c)    During the 30-day period following the delivery of a Notice of Disagreement by Seller to Buyer in accordance with Section 2.1(b) (the “Resolution Period”), such Parties in good faith shall seek to resolve in writing any Disputed Items, and any discussions relating thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rules and evidence of such discussions shall not be admissible in any future Action between the Parties. Any Disputed Items resolved in writing between Seller and Buyer within the Resolution Period shall be final, binding and non-appealable on the Parties. If Seller and Buyer have not resolved all Disputed Items by the end of the Resolution Period, Seller and Buyer shall submit, in writing, such unresolved Disputed Items (the “Submitted Items”) to the Independent Accountant.

(d)    Each of Buyer and Seller shall enter into a customary engagement letter with the Independent Accountant, which engagement letter shall specifically provide that the Independent Accountant shall resolve the Submitted Items in accordance with this Section 2.1(d). Each Party shall present a brief to the Independent Accountant (which, upon receipt of both such briefs, the Independent Accountant shall provide to the other Party) within 20 days of the appointment of the Independent Accountant detailing such Party’s views as to the correct nature and amount of each Submitted Item (and for the avoidance of doubt, no Party may introduce a dispute to the Independent Accountant that is not a Submitted Item). Within ten days of a Party’s receipt of the other Party’s brief, the receiving Party may present a responsive brief to the Independent Accountant (which, upon receipt of both such responsive briefs, the Independent Accountant shall provide to the other Party). The Independent Accountant shall have the opportunity to present written questions to either Party, a copy of which shall be provided to the other Party. The Independent Accountant shall have no ex parte communication with either Party or its respective Representatives with respect to the matters contemplated by this Agreement or the transactions contemplated hereby. The Independent Accountant shall consider only the Submitted Items and Seller’s and Buyer’s respective calculations thereof and whether such calculations (i) were prepared in accordance with this Agreement or (ii) contained mathematical errors. The Independent Accountant shall not assign a value to any Submitted Item greater than the greatest value for such Submitted Item assigned by Seller, on the one hand, or Buyer, on the other hand, or less than the smallest value for such Submitted Item assigned by Seller, on the one hand, or Buyer, on the other hand. The Independent Accountant’s determination shall be based solely on (A) the presentations and responsive briefs by Seller and Buyer made in accordance with the procedures set forth in this Agreement and (B) the terms of this Agreement relating to the determination of the Net Adjustment Amount and of each of the Closing Company Transaction Expenses, the Closing Funded Indebtedness, the Closing Cash on Hand and the Closing Working Capital, including the definitions provided in this Agreement relevant thereto, including the Accounting Principles, and, in each case, not on the basis of independent review by the Independent Accountant. The Independent Accountant shall make a written determination within 30 days of its appointment (or as promptly as practicable thereafter) as to each such Disputed Item, which determination shall be final, binding and non-appealable on the Parties absent manifest error, fraud or manifest disregard for the provisions of this Section 2.1(d) (and in the event of such manifest error or disregard, the written determination shall be referred back to the Independent Accountant to correct the same). The fees and expenses of the Independent Accountant and of any enforcement of the determination thereof, shall be borne by Seller, on the one hand, and Buyer, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Accountant, which proportionate allocation shall be calculated on an aggregate basis based on the relative Dollar values of the amounts in dispute and shall be determined by the Independent Accountant at the time the determination of such firm is rendered on the merits of the matters submitted.

(e)    The amounts of each of the Closing Company Transaction Expenses, the Closing Funded Indebtedness, the Closing Cash on Hand and the Closing Working Capital and the Net Adjustment Amount, in each case as finally determined pursuant to this Section 2.1, shall become final, binding and non-appealable on the Parties.

Section 2.2    Post-Closing Adjustment of the Estimated Cash Consideration.

(a)    Subject to Section 1.7, if the Net Adjustment Amount is subject to a Final Determination pursuant to Section 2.1 and is positive or zero, then no later than five Business Days following the Net Adjustment Amount Determination Date, (i) Buyer and Seller shall deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to transfer all of the funds in the Adjustment Escrow Account to the Members in accordance with their Pro Rata Share pursuant to Section 2.3(b), and (ii) Buyer shall deliver, or shall cause to be delivered, an amount in cash equal to the Net Adjustment Amount to the Members in accordance with their Pro Rata Share by wire transfer of immediately available funds to such account or accounts as may be designated in writing by Seller no later than three Business Days following the Net Adjustment Amount Determination Date, or if Seller fails to provide the necessary name of the applicable institutions and account information with respect to such payments within three Business Days following the Net Adjustment Amount Determination Date, with respect to the payments to be made pursuant to clause (ii), Buyer shall make such payments, or cause such payments to be made, as promptly as practicable following Seller’s delivery of such information to Buyer.

(b)    Subject to Section 1.7, if the Net Adjustment Amount is subject to a Final Determination pursuant to Section 2.1 and is negative and less than (on an absolute basis) the Adjustment Escrow Amount, then no later than five Business Days following the Net Adjustment Amount Determination Date, Buyer and Seller shall deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to transfer to (i) Buyer, an amount equal to the Net Adjustment Amount from the Adjustment Escrow Account, and (ii) the Members in accordance with their Pro Rata Share, all funds remaining in the Adjustment Escrow Account (if any) following the distribution made to Buyer in clause (i) of this Section 2.2(b), in each case, pursuant to Section 2.3(b).

(c)    Subject to Section 1.7, if the Net Adjustment Amount is subject to a Final Determination pursuant to Section 2.1 and is negative and greater than or equal to (on an absolute basis) the Adjustment Escrow Amount, then no later than five Business Days following the Net Adjustment Amount Determination Date, Buyer and Seller shall deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to transfer all of the funds in the Adjustment Escrow Account to Buyer pursuant to Section 2.3(b).

(d)    The amount of the funds in the Adjustment Escrow Account shall serve as the sole and exclusive source of recovery for any amounts owed to Buyer in connection with the determination of the Net Adjustment Amount pursuant to this Article 2, and in no event shall Seller, its Representatives or any other Person be liable for any payments in respect of any amounts owed to Buyer in connection with the determination of the Net Adjustment Amount pursuant to this Article 2.

(e)    Any payments made pursuant to Section 2.2(a), Section 2.2(b) or Section 2.2(c) shall, for Tax purposes, be deemed to be adjustments to the Aggregate Consideration, to the maximum extent permitted by Law.

Section 2.3    Escrow.

(a)    Escrow Account. Concurrently with the execution and delivery of this Agreement, Buyer, Seller and JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”), have entered into an escrow agreement, a true, correct and complete copy of which is set forth in Exhibit H (the “Escrow Agreement”) with respect to the Adjustment Escrow Amount and the Indemnity Escrow Amount, which amounts shall be held and released pursuant to Section 2.2, this Section 2.3 and Article 8 and the terms and conditions of the Escrow Agreement. Upon the terms and subject to the conditions set forth in the Escrow Agreement, the Adjustment Escrow Amount shall be available to satisfy any payment obligations of Seller pursuant to Section 2.2(b) and Section 2.2(c) and the Indemnity Escrow Amount shall be available to satisfy any payment obligations of the Sellers to be made to the Buyer Indemnified Parties pursuant to Article 8. To the extent permitted by the Code and any other applicable Law, Seller’s right to amounts comprising the Adjustment Escrow Amount and the Indemnity Escrow Amount shall be treated by the Parties as eligible for installment sale treatment under Sections 453 and 453A of the Code, and any corresponding provision of applicable Law. Buyer shall be treated for Tax purposes as the owner of all interest and earnings earned by any funds in the Adjustment Escrow Account or Indemnity Escrow Account.

(b)    Disbursements. Any disbursement of any amounts from the Adjustment Escrow Account pursuant to Section 2.2(a), Section 2.2(b) or Section 2.2(c) or from the Indemnity Escrow Account pursuant to Section 2.3(c) shall be made by wire transfer of immediately available funds to such account or accounts as may be designated in such joint written instruction, pursuant to the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement, promptly after receipt by the Escrow Agent of such joint instruction.

(c)    Releases Under the Escrow Agreement.

(i)    Promptly following the Final Determination with respect to any claim made by Buyer pursuant to Article 8, Buyer and Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute from the Indemnity Escrow Account such amount as is determined to be payable to Buyer in connection with such claim, if any, in each case, pursuant to the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement.

(ii)    Promptly (and in any event within five Business Days) following the date that is the one-year anniversary of the Closing Date (the “Escrow First Release Date”), to the extent that the sum of the amounts contemplated by the below clauses (y) and (z) of this Section 2.3(c)(ii) is less than $7,500,000, Buyer and Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute from the Indemnity Escrow Account an amount equal to the difference of (x) $7,500,000, less (y) any amounts distributed to Buyer prior to the Escrow First Release Date pursuant to Section 2.3(c)(i), less (z) the amount of any Pending Claims as of the Escrow First Release Date, to the Members in accordance with their Pro Rata Share.

(iii)    Promptly (and in any event within five Business Days) following the date that is the 18-month anniversary of the Closing Date (the “Escrow Second Release Date”), to the extent that the sum of the amounts contemplated by the below clauses (y) and (z) of this Section 2.3(c)(iii) is less than $10,000,000, Buyer and Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute from the Indemnity Escrow Account an amount equal to the difference of (x) $10,000,000, less (y) any amounts distributed to Buyer prior to the Escrow Second Release Date pursuant to Section 2.3(c)(i), less (z) the amount of any Pending Claims as of the Escrow Second Release Date, to the Members in accordance with their Pro Rata Share.

(iv)    Promptly following the date that is the two-year anniversary of the Closing Date (the “Escrow End Date”), Buyer and Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute any amounts remaining in the Indemnity Escrow Account, less the amount of any Pending Claims as of the Escrow End Date (the “Escrow Reserve Amount”), to the Members in accordance with their Pro Rata Share.

(v)    Promptly (and in any event within five Business Days) following the Final Determination of any Pending Claim after the Escrow End Date, Buyer and Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute from the Indemnity Escrow Account to the Members, to Buyer or to both, an amount equal to such portion of the Escrow Reserve Amounts as is appropriate for the Final Determination of any Pending Claim (it being understood that at such time that all Pending Claims are resolved by a Final Determination and all amounts payable to any Buyer Indemnified Party pursuant to the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement have been paid, then Buyer and Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute any remaining funds in the Indemnity Escrow Account to the Members in accordance with their Pro Rata Share).

(vi)    Promptly (and in any event within five Business Days) following delivery of a written notice by Buyer to Seller confirming Buyer’s obligation to pay Taxes on interest and earnings earned by any funds in the Adjustment Escrow Account or Indemnity Escrow Account (together with reasonable evidence supporting the amount of such Tax), Buyer and Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to distribute from the Adjustment Escrow Account or the Indemnity Escrow Account (as applicable)

to Buyer an amount equal to such Tax due by Buyer. Buyer shall not be entitled pursuant to this Section 2.3(c)(vi) or pursuant to any Tax distribution provision in the Escrow Agreement to receive an aggregate amount greater than the product of (A) 35% and (B) the aggregate interest and earnings earned by any funds in the Adjustment Escrow Account or the Indemnity Escrow Account.

(vii)    In the event that either Party or any Member receives a release of any portion of the Indemnity Escrow Amount to which it is not entitled pursuant to the terms and conditions of this Agreement or the Escrow Agreement, such Party shall, and Seller shall cause such Member to, (A) if another Party or Member is entitled to such amounts at such time, transfer such amounts to such other Party or Member, or (B) if no other Party or Member is entitled to such amounts at such time, return such amounts to the Escrow Agent to be redeposited in the Indemnity Escrow Account to be held, safeguarded and released pursuant to this Section 2.3 and the terms and conditions of the Escrow Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows (except, subject to Section 10.7, as applicable, as set forth in the corresponding sections of the Seller Disclosure Schedule):

Section 3.1    Organization and Qualification.

(a)    Seller and each of the Acquired Companies is duly organized and is validly existing, and to the extent such concept is applicable, is in good standing under the Laws of the jurisdiction of its organization, has all requisite limited liability company or similar power and authority to own or lease and operate its properties and assets and to carry on its business, including, as applicable, the Business, as currently conducted and is duly qualified or licensed to do business and, to the extent such concept is applicable, is in good standing as a foreign entity in each jurisdiction where the conduct of its business requires such qualification or license, except for such failure to be so qualified, licensed or in good standing, or to have such power or authority, that would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole.

(b)    Seller has made available to Buyer true, complete and correct copies of the Organizational Documents of Seller and each of the Acquired Companies, and such Organizational Documents are in full force and effect.

Section 3.2    Authorization.

(a)    Seller and, as applicable, each of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) has all requisite limited liability company or similar power and authority to execute and deliver, and has taken all company action necessary to execute and deliver, this Agreement and each of the Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b)    Seller has received all necessary approvals from its board of directors and the Members to execute and deliver, and has taken all company action necessary to execute and deliver, this Agreement and each of the Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including obtaining the Seller Requisite Consent and the Affiliate Transaction Consent. A true, correct and complete copy of each of the Seller Requisite Consent and Affiliate Transaction Consent has been made available to Buyer and each of the Members who did not execute such consent and each of the Seller Requisite Consent and Affiliate Transaction Consent is in full force and effect. This Agreement and each of the Transaction Documents to which Seller is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all required action on the part of Seller and there are no other proceedings on the part of Seller necessary to execute and deliver this Agreement and each of the Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 3.3    Binding Effect. This Agreement has been duly executed and delivered by Seller and, assuming due execution and delivery by Buyer and each of the Key Persons, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the Bankruptcy and Equity Exception. Each of the Transaction Documents to which Seller or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) is or will be a party, when executed and delivered thereby (assuming due execution and delivery by the other parties thereto), will constitute a valid and binding obligation of Seller and/or its Affiliates (including, for the avoidance of doubt, the Acquired Companies), as applicable, enforceable against Seller and/or its Affiliates (including, for the avoidance of doubt, the Acquired Companies), as applicable, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

Section 3.4    Regulatory Approvals. Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (a) under the HSR Act, (b) under state securities and “blue sky” Laws and (c) with respect to the Non-Operational Licenses (the “Seller Regulatory Approvals”), no expirations of waiting periods under applicable Law are required and no filings, notices, consents, registrations, approvals, permits or authorizations are required to be made by Seller or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) with, nor are any required to be obtained by Seller or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) from, any Governmental Authority, in connection with the execution and delivery of and performance under this Agreement by Seller and the consummation of the transactions contemplated by this Agreement or the execution and delivery of and performance under the Transaction Documents by Seller and each of its Affiliates (including, for the avoidance of doubt, the Acquired Companies), as applicable, that is or will be a party thereto and the consummation of the transactions contemplated thereby, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.5    Non-Contravention. The execution, delivery and performance by Seller of this Agreement, and the execution, delivery and performance by Seller and its Affiliates (including, for the avoidance of doubt, the Acquired Companies) of the Transaction Documents to

which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Seller or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies), (b) assuming the receipt of all Seller Regulatory Approvals, violate any Law to which Seller or its Affiliates (including, for the avoidance of doubt, the Acquired Companies) are subject or (c) with or without notice, lapse of time or both, constitute or result in a breach or violation of or default under, or cause or permit a termination or modification of or acceleration or creation of any right or obligation under or the creation of a Lien on any of the rights, properties or assets of Seller or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) pursuant to, any Contract binding upon Seller or any of the Acquired Companies, any License necessary to the conduct of the Business as currently conducted or any Non-Operational License, except, in the case of clause (b) or (c) of this Section 3.5, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.6    Capitalization.

(a)    Seller is the record and beneficial owner of, and has good and valid title to, all the issued and outstanding Acquired Company Interests, free and clear of all Liens (other than Liens under applicable Securities Laws), and the Acquired Company Interests have been duly authorized and are validly issued, fully paid and non-assessable and constitute all the issued and outstanding equity interests in the Acquired Companies and, on the terms and subject to the conditions set forth in this Agreement, upon the sale, assignment, transfer, conveyance and delivery of the Acquired Company Interests, Cronos Acquisitions will purchase, acquire, accept and receive from Seller, the Acquired Company Interests, free and clear of any Liens (other than Liens under applicable Securities Laws). All rights and powers to vote the Acquired Company Interests are held exclusively by Seller. The Acquired Company Interests have been offered, sold, issued and delivered by Seller in all material respects in compliance with the terms of any applicable agreement or other understanding to which Seller or any of the Acquired Companies is a party, the Organizational Documents of Seller and the Acquired Companies and all applicable Laws.

(b)    There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, repurchase rights, redemption rights, agreements, arrangements, calls or commitments or rights of any character under which Seller or any of the Acquired Companies is or may become obligated to issue or sell, or which give any Person a right to subscribe for or acquire, or in any way dispose of, any shares of equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of equity interests, of any of the Acquired Companies, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no restrictions of any kind on the transfer of the Acquired Company Interests except those set forth in the Organizational Documents of the Acquired Companies or arising pursuant to applicable Securities Laws.

(c)    There are no member agreements, voting trusts, proxies or other agreements or understandings to which Seller or any of the Acquired Companies is a party with respect to the voting of the equity interests of any of the Acquired Companies.

(d)    Except for the Acquired Companies and Redwood Design & Supply, there are no other corporations, limited liability companies, partnerships, joint ventures or similar arrangements in which Seller owns any direct or indirect equity ownership or any securities or obligations exercisable or exchangeable for or convertible into any direct or indirect equity ownership.

Section 3.7    Financial Statements; Controls.

(a)    Section 3.7(a) of the Seller Disclosure Schedule sets forth true, correct and complete copies of (i) the audited consolidated balance sheet of Seller and its Subsidiaries as of December 31, 2018, and the related statements of income, cash flows and changes in members’ equity, in each case, including notes thereto, for the year ended December 31, 2018 (the “Year-End Financial Statements”), and (ii) the unaudited consolidated balance sheet of Seller and its Subsidiaries as of June 30, 2019 (the “Most Recent Balance Sheet Date”) and the related unaudited income statement of the Acquired Companies, in each case, for the six months ended June 30, 2019 (collectively, the “Most Recent Financial Statements” and, together with the Year-End Financial Statements, the “Financial Statements”).

(b)    Each of the balance sheets contained in the Financial Statements fairly presents in all material respects the financial position of Seller and its Subsidiaries as of the date thereof, and each of the statements of income and cash flows contained in the Financial Statements (including any related notes and schedules thereto) fairly presents the consolidated results of operations and cash flows of Seller and its Subsidiaries, for the periods specified in such statement, in each case, in conformity with GAAP (except as may be indicated in the notes thereto) subject, in the case of the Most Recent Financial Statements, to changes resulting from normal year-end adjustments that will not be material in amount or effect and to the absence of footnote disclosure.

(c)    Seller and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization.

Section 3.8    No Undisclosed Liabilities. Except for liabilities and other obligations (a) reflected or reserved for in the Most Recent Financial Statements, (b) incurred in the Ordinary Course of Business since the Most Recent Balance Sheet Date, or (c) with respect to any Closing Company Transaction Expenses or liabilities or other obligations arising in connection with actions taken under this Agreement or any Transaction Document, but excluding liabilities arising in connection with any actions taken in connection with the NR Termination, the NR Termination Agreement, the Contribution and Waiver Agreement or the Termination Agreements, there are no other liabilities (for the avoidance of doubt, whether or not accrued, contingent or otherwise and whether or not required to be disclosed) of the Acquired Companies or any facts or circumstances that would reasonably be expected to result in any claims against or liabilities of the Acquired

Companies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies.

Section 3.9    Absence of Certain Changes or Events. Since December 31, 2018 and through the date of this Agreement, (a) Seller and the Acquired Companies have conducted their respective businesses, including, as applicable, the Business, in all material respects in the Ordinary Course of Business, and (b) Seller and the Acquired Companies have not engaged in any of the activities that, if engaged in on or after the date of this Agreement, would have required Buyer’s consent pursuant to Section 6.5(b). Since December 31, 2018 and through the date of this Agreement, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.10    Properties. The assets and properties of the Acquired Companies constitute all of the assets and properties necessary to operate the Business in all material respects as currently conducted, and, immediately after the Closing, will constitute all the assets and properties of the Acquired Companies necessary to continue to operate the Business as currently conducted. The Acquired Companies have title to, or a valid license or leasehold interest in, all such assets and properties, free and clear of any Liens other than Permitted Liens and other Liens that do not impair the use, operation or value of such assets, properties and other rights in any material respect, including non-exclusive licenses of Company Intellectual Property granted in the Ordinary Course of Business.

Section 3.11    Intellectual Property.

(a)    Section 3.11(a) of the Seller Disclosure Schedule contains a true, correct and complete list of (i) applications and registrations of and for all patents, Trademarks, service marks, copyrights and Internet domain names owned by Seller or any of its Subsidiaries (collectively, “Company Registered IP”), (ii) all Social Media Accounts that are used in connection with the Business as currently conducted or that are otherwise used by or on behalf of Seller or any of its Subsidiaries, indicating for each item of Company Registered IP the applicable jurisdiction, registration number or application number, legal and registered owner, with respect to Internet domain names, the applicable Internet domain name registrar, and, with respect to each such Social Media Account, the account name or handle and the applicable social media platform. All Company Registered IP is subsisting and, to the Knowledge of Seller, valid and enforceable, and is not subject to any outstanding Order adversely affecting the validity or enforceability of, or any of the Acquired Companies’ ownership or use of, or rights in or to, any Company Registered IP.

(b)    All Company Owned IP is owned exclusively by one or more of the Acquired Companies free and clear of any Liens, other than Permitted Liens, and the Acquired Companies otherwise have valid and sufficient rights to use all Intellectual Property used in and material to the operation of the Business, none of which rights will be impaired in any material respect as a result of the consummation of the transactions contemplated by this Agreement or the Transaction Documents. The Acquired Companies have paid all renewal and maintenance fees in respect of each item of Company Registered IP, and no loss or expiration of any Company Owned IP is threatened, pending or reasonably foreseeable (other than the expiration of any patents reaching the natural end of their statutory terms).

(c)    There are no pending or, to the Knowledge of Seller, threatened Actions alleging that the conduct of the Business infringes, misappropriates or violates any Intellectual Property of any Person, and neither Seller nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar communication since the formation of Seller (i) contesting or challenging the validity, enforceability or ownership of any Company Owned IP or (ii) alleging that Seller or any of its Subsidiaries, or any of its or their respective products or services, or the use thereof by any of their respective customers, infringes, misappropriates or otherwise violates the Intellectual Property of any Person, whether directly or indirectly.

(d)    None of the Acquired Companies (in each case in connection with the conduct of the Business), nor the conduct of the Business by or on behalf of Seller or any of its Subsidiaries, has, since the formation of Seller, infringed, misappropriated or violated the Intellectual Property of any Person in a manner that has resulted in, or would reasonably be expected to result in, material liability or other material obligation or disruption to the Business, and, to the Knowledge of Seller, no Person is infringing, misappropriating or violating any Company Owned IP or any Intellectual Property licensed exclusively to Seller or any of its Subsidiaries.

(e)    All employees, contractors and other Persons who have contributed, on behalf or at the direction of Seller or any of its Subsidiaries, to the development or creation of any Company Intellectual Property material to the Business have signed written agreements containing irrevocable present assignment of all such Company Intellectual Property to one or more of the Acquired Companies, which agreements are valid and enforceable. No such Person retains or, to the Knowledge of Seller, claims to retain or would reasonably be expected to retain pursuant to applicable Law, any right, title or interest in or to any such Company Intellectual Property.

(f)    Seller and its Subsidiaries have used commercially reasonable efforts to police, or have caused third parties to police on their behalf, the use of the Trademarks constituting Company Owned IP by licensees and distributors of Seller and its Subsidiaries and have at all times since the formation of Seller exercised reasonable quality control measures over all uses and displays of such Trademarks.

(g)    All Social Media Accounts that are used in connection with the Business by Seller or any of its Subsidiaries are controlled by one or more of the Acquired Companies, and the Acquired Companies comply, in all material respects, with the terms of use applicable thereto.

(h)    Seller and each of its Subsidiaries has taken commercially reasonable measures to protect the secrecy, confidentiality and value of all Trade Secrets comprising part of the Company Owned IP and any other confidential or proprietary information that is material to the Business, including by ensuring that all Persons with access to any material Trade Secrets or confidential or proprietary information used in or of the Business have a legal duty of confidentiality to, or have executed valid, written and enforceable confidentiality agreements in favor of one or more of the Acquired Companies. To the Knowledge of Seller, none of the Trade Secrets included within the Company Owned IP and material to the Business have been used by, disclosed to or otherwise discovered by any Person other than to a Person bound by a legal duty of confidentiality or pursuant to a valid, written and enforceable confidentiality and non-disclosure agreement containing confidentiality obligations that have not, to the Knowledge of Seller, been breached.

(i)    The IT Assets of the Acquired Companies are (i) to the Knowledge of Seller, free from any material defect, bug, virus or programming, design or documentation error or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of information and (ii) are functional and operate as reasonably required for the operation of the Business. To the Knowledge of Seller, since the formation of Seller, there has been no unauthorized access to or unauthorized use of any such IT Assets, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to any of the Acquired Companies or material disruption of the Business.

(j)    The Acquired Companies have, in connection with the Business, established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable and consistent in all material respects with any written commitments of the Acquired Companies.

(k)    Since the formation of Seller, Seller and each of the Acquired Companies has (i) complied in all material respects with all of their respective privacy policies and their contractual and fiduciary obligations, and with all applicable Laws, in each case, regarding Personal Information, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information, and (ii) used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information. To the Knowledge of Seller, no Person has gained unauthorized access to or misused any Personal Information in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in any material liability or other obligation to notify any Governmental Authority.

(l)    Section 3.11(l) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Contracts to which, as applicable, any of the Acquired Companies are party or otherwise bound containing any (i) material licenses, sublicenses, covenants not to sue or other agreements (other than non-exclusive licenses for commercial, off-the-shelf software in exchange for payments not exceeding $100,000 during any 12-month period) under which Seller or any of its Subsidiaries is granted rights by others in Company Intellectual Property, or (ii) material licenses, sublicenses, covenants not to sue or other agreements under which Seller or any of its Subsidiaries has granted rights to others in, or has restricted its right to enforce (including pursuant to any co-existence or consent agreements), any Company Intellectual Property (other than non-exclusive licenses granted to distributors or retailers in the Ordinary Course of Business that are (x) identified on Section 3.11(l) of the Seller Disclosure Schedule, (y) are consistent in all material respects with form agreements set forth thereon and made available to Buyer, or (z) arise as implied licenses based on services rendered by such distributors or retailers at the direction of Seller or its Subsidiaries) (such Contracts required to be disclosed in this Section 3.11(l) of the Seller Disclosure Schedule, “Material IP Contracts”). Seller has made available to Buyer a true, correct and complete copy of each Material IP Contract.

Section 3.12    Employee Benefits.

(a)    Section 3.12(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all written Benefit Plans. No Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Acquired Company who reside or work outside of the United States.

(b)    True, correct and complete copies of the following documents, with respect to each material Benefit Plan, where applicable, have been made available to the Buyer: (i) the current Benefit Plan document, including, for the avoidance of doubt, any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles; (ii) a written description of such Benefit Plan if such plan is not set forth in a written document; (iii) the most recent IRS determination or opinion letter; (iv) the two most recently filed annual reports (IRS Form 5500 and all schedules and financial statements attached thereto); (v) the most recent actuarial valuation report; (vi) the most recent summary plan description and all summaries of material modification thereto; and (vii) all non-routine correspondence to and from any Governmental Authority sent or received in the last three years or with respect to which any potential liability or other obligation to the Acquired Companies remains outstanding (or, as applicable, where no such copies are available, a reasonably detailed written description thereof).

(c)    Each Benefit Plan has been established, operated and maintained in compliance in all material respects with its terms and with applicable Law. There are no claims or other Actions pending or, to the Knowledge of Seller, threatened with respect to any Benefit Plan (other than routine claims for benefits in the Ordinary Course of Business). To the Knowledge of Seller, no Benefit Plan is under an audit or investigation by the IRS, the U.S. Department of Labor or any other Governmental Authority.

(d)    No Acquired Company has any liability (including on the account of any ERISA Affiliate) with respect to any plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e)    No Benefit Plan is intended to be qualified under Section 401(a) of the Code. Neither Seller nor any Acquired Company has engaged in a transaction in connection with which any Acquired Company would reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)    All material payments and/or contributions required to have been made with respect to all Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Benefit Plan, applicable Law and GAAP.

(g)    None of the Benefit Plans provides health care or life insurance benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law).

(h)    Neither the execution and delivery of this Agreement or of the Laurel Canyon Services Termination Agreement nor the performance thereof or consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, director, officer or independent contractor of the Acquired Companies to any material payment or benefit (or result in the funding of any such payment or benefit) under any Benefit Plan; (ii) increase the amount of any material compensation or benefits otherwise payable by the Acquired Companies under any Benefit Plan; (iii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director, independent contractor or other service provider of any Acquired Company; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code); or (v) limit or restrict the right of any Acquired Company to amend, merge, terminate or transfer the assets of any Benefit Plan.

(i)    None of the Acquired Companies has any obligation to provide, and no Benefit Plan or other agreement provides, any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

Section 3.13    Employment Matters.

(a)    None of the Acquired Companies is a party to or otherwise bound by a collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar labor organization with respect to the Employees, and no collective bargaining agreement is being negotiated by the Acquired Companies. To the Knowledge of Seller, there are no claims, activities or Actions by any labor union, labor organization, works council or similar labor organization, to organize any Employees.

(b)    There is no unfair labor practice charge or other material labor dispute, or labor-related arbitration or material grievance against any of the Acquired Companies pending, or, to the Knowledge of Seller, threatened before the applicable Governmental Authority.

(c)    There are no strikes, lockouts, slowdowns or work stoppages pending or, to the Knowledge of Seller, threatened with respect to the Employees. The Acquired Companies are in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, worker classification and occupational safety and health.

Section 3.14    Material Contracts.

(a)    Other than this Agreement, Benefit Plans, the Leases, purchase orders and the Contracts contemplated by Section 3.15, Section 3.14(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of the following Contracts to which, as applicable, any of the Acquired Companies are party or otherwise bound (together, the “Material Contracts”):

(i)    other than Contracts with employees, any Contract that requires annual payments to or from the Acquired Companies of more than $100,000 or aggregate payments to or from the Acquired Companies in excess of $300,000;

(ii)    any Contract (A) with suppliers pursuant to which the Acquired Companies have paid more than $150,000 in the last 12 months (each, a “Company Top Supplier”) or (B) with customers pursuant to which the Acquired Companies have received more than $75,000 in the last 12 months (each, a “Company Top Customer”);

(iii)    any Contract that relates to the acquisition or disposition of any business, a material amount of securities or assets of any other Person or any real property (whether by merger, sale of securities, sale of assets or otherwise);

(iv)    any Contract related to any settlement of any material Actions;

(v)    any Contract that limits or purports to limit the ability of the Acquired Companies or any of its Affiliates, including, at or after the Closing, Buyer or any of its Affiliates, to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts or purports to restrict the right of the Acquired Companies or any of its Affiliates, including, at or after the Closing, Buyer or any of its Affiliates, to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status;

(vi)    any Contracts for any joint venture, partnership or similar arrangement by the Acquired Companies;

(vii)    any Intercompany Contract or any other Contract of any of the Acquired Companies that was not, to the Knowledge of Seller, entered into on an arm’s length basis, except for any such Contract solely between or among two or more Acquired Companies;

(viii)    any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which any Acquired Company would be required to, directly or indirectly, purchase or sell, as applicable, any equity interests or assets, properties or businesses of any Person;

(ix)    any Contract that prohibits the payment of dividends or distributions in respect of the equity interests of any Acquired Company, the pledging of the equity interests of any Acquired Company or the incurrence of Funded Indebtedness by any Acquired Company;

(x)    any Contract providing for indemnification or any guarantee by any of the Acquired Companies of any Person or pursuant to which any indemnification or guarantee obligations of any of the Acquired Companies remain outstanding or otherwise survive as of the date hereof, in each case, entered into outside of the Ordinary Course of Business;

(xi)    any Material IP Contract;

(xii)    any Contract which relates to Funded Indebtedness; and

(xiii)    any Contract for the employment of any of the Acquired Company’s employees whose annual base salary exceeds $150,000.

(b)    Except for expirations in the Ordinary Course of Business, all Material Contracts are in full force and effect and constitute a valid and binding agreement of the Acquired Companies and, to the Knowledge of Seller, each other party thereto, in each case in accordance with the express terms thereof. There does not exist under any Material Contract any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of any Acquired Company or, to the Knowledge of Seller, any other party thereto or would permit or cause the termination, or material modification thereof or acceleration or creation of any material right or obligation thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

(c)    Neither Seller nor any of the Acquired Companies has received written notice that any counterparty to a Material Contract intends to cancel or terminate such Material Contract.

(d)    A true, correct and complete copy of each Material Contract (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to Buyer.

(e)    Neither Seller nor Redwood Design & Supply is a party to any Contract that is material to the operation of the Business (other than any Transactions Documents to which Seller is a party).

Section 3.15    NR Termination; IP License Termination Agreement; Contribution and Waiver Agreement; Laurel Canyon Services Termination Agreement.

(a)    NR Termination.

(i)    Neither Seller nor any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies): (A) other than Redwood Design & Supply and the Dissolved Redwood Entity, (1) are or have been parties to or otherwise bound by any Contracts with Conscious Confections, LLC, Conscious Confections II, LLC, NR Parentco, LLC or any of their respective Affiliates or (2) received or are receiving any proceeds, revenue or other funds or property from Conscious Confections, LLC, Conscious Confections II, LLC, NR Parentco, LLC or any of their respective Affiliates; and (B) have made any payments of any kind to Conscious Confections, LLC, Conscious Confections II, LLC, NR Parentco, LLC or any of their respective Affiliates in connection with the NR Termination or otherwise.

(ii)    True, correct and complete copies of (A) the NR Termination Agreement and (B) all other agreements, certificates and other instruments delivered or to be delivered pursuant to the NR Termination Agreement have been made available to Buyer.

(iii)    The NR Termination Agreement and all other agreements, certificates and other instruments delivered pursuant to the NR Termination Agreement are in full force and effect and constitute valid and binding agreements of Seller and/or one or more of its Affiliates, as applicable, and, to the Knowledge of Seller, each other party thereto, in each case in accordance with the express terms thereof. All of Redwood Design & Supply’s and, to the

Knowledge of Seller, NR’s obligations under the NR Termination Agreement and all other agreements, certificates and other instruments delivered pursuant to the NR Termination Agreement, other than confidentiality and other obligations to be satisfied following the date of this Agreement pursuant to the terms of the NR Termination Agreement, have been fully satisfied and there does not exist under the NR Termination Agreement or any such other agreements or certificates any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller and/or one or more of its Affiliates, as applicable, and, to the Knowledge of Seller, each other party thereto or would permit or cause the termination, or modification thereof or acceleration or creation of any right or obligation thereunder.

(iv)    The Acquired Companies have no liabilities or other obligations in connection with, related or arising out of the Contracts and other agreements, certificates and other instruments contemplated by Section 3.15(a)(i) or the NR Termination.

(b)    IP License Termination Agreement. A true, correct and complete copy of the IP License Termination Agreement has been made available to Buyer. The IP License Termination Agreement is in full force and effect and constitutes a valid and binding agreement of each of Redwood IP and Redwood Design & Supply, in each case in accordance with the express terms thereof. There does not exist under the IP License Termination Agreement any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Redwood IP or Redwood Design & Supply or would permit or cause the termination, or modification thereof or acceleration or creation of any right or obligation thereunder. Upon the effectiveness of the IP License Termination Agreement, there will be no license, sublicense or other arrangement in effect with respect to Company Intellectual Property between Seller or Redwood Design & Supply, on the one hand, and any Acquired Company, on the other hand.

(c)    Contribution and Waiver Agreement. A true, correct and complete copy of the Contribution and Waiver Agreement has been made available to Buyer. The Contribution and Waiver Agreement is in full force and effect and constitutes a valid and binding agreement of Seller, Redwood IP, Rosenheck, Capobianco and Rader, in each case in accordance with the express terms thereof. There does not exist under the Contribution and Waiver Agreement any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller, Redwood IP, Rosenheck, Capobianco or Rader or would permit or cause the termination, or modification thereof or acceleration or creation of any right or obligation thereunder. As of the execution and delivery of this Agreement, none of Seller, Rosenheck, Capobianco, Rader or any other Person (other than the Acquired Companies) will have any rights with respect to any Company Intellectual Property.

(d)    Laurel Canyon Services Termination Agreement. A true, correct and complete copy of the Laurel Canyon Services Termination Agreement has been made available to Buyer. The Laurel Canyon Services Termination Agreement is in full force and effect and constitutes a valid and binding agreement of Seller and Laurel Canyon, in each case in accordance with the express terms thereof. There does not exist under the Laurel Canyon Services Termination Agreement any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller or Laurel Canyon or would permit or cause the termination, or modification thereof or acceleration or creation of any right or obligation thereunder. There are no liabilities or other obligations of the Acquired Companies in connection with, related to or arising out of the Laurel Canyon Services Termination Agreement.

Section 3.16    Customers and Suppliers.

(a)    Within the prior 12-month period: (i) there has been (A) no suspension or termination of or materially adverse change to the business relationship of Seller or any of its Subsidiaries with any Company Top Customer, (B) no material reduction in purchases of products or services from Seller or any of its Subsidiaries, or (C) to the Knowledge of Seller, no written notice received from any Company Top Customer to initiate or effect any of the foregoing; and (ii) neither Seller nor any of its Subsidiaries have engaged or are currently engaging in a material dispute with any Company Top Customer.

(b)    Within the prior 12-month period: (i) there has been (A) no suspension or termination of or materially adverse change to the business relationship of Seller or any of its Subsidiaries with any Company Top Supplier, (B) no material reduction in supply of products or services to Seller or any of its Subsidiaries or (C) to the Knowledge of Seller, no written notice received from any Company Top Supplier to initiate or effect any of the foregoing; and (ii) neither Seller nor any of its Subsidiaries have engaged or are currently engaging in a material dispute with any Company Top Supplier.

Section 3.17    Real Property.

(a)    The Acquired Companies do not own any real property.

(b)    Section 3.17(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all real property that is leased by the Acquired Companies (the “Leased Real Property”).

(i)    Except for any Contract pursuant to which any Acquired Company leases the Leased Real Property (collectively, the “Leases”), there are no leases, assignments, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any Person (other than the Acquired Companies) the right to purchase, use or occupy the Leased Real Property, or any portion thereof. Seller has made available to Buyer true, correct and complete copies of each of the Leases.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the Leases and the Leased Real Property, (i) the Leases are valid, legally binding, enforceable and in full force and effect in accordance with their terms, subject to the Bankruptcy and Equity Exception, (ii) there is no breach or violation of or default under any Leases by the Acquired Companies, or, to the Knowledge of Seller, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any of the Leases by the Acquired Companies or, to the Knowledge of Seller, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder and (iii) no event has occurred that with or without notice, lapse of time or both, would prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 3.18    Taxes.

(a)    Seller and each of the Acquired Companies have timely and duly filed all income and other material Tax Returns required to be filed by them, all such Tax Returns were true, correct and complete in all material respects and all material Taxes of the Acquired Companies, or of Seller with respect to the Acquired Companies, that have become due for all periods covered by such Tax Returns (whether or not shown on such Tax Returns) have been fully paid.

(b)    No statute of limitations in respect of Taxes of the Acquired Companies, or of Seller with respect to the Acquired Companies, has been waived by Seller or any of the Acquired Companies, nor has Seller or any of the Acquired Companies agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the Acquired Companies, in each case, which waiver or extension remains in effect.

(c)    No extension of the time for filing any Tax Return of the Acquired Companies, or of Seller with respect to the Acquired Companies, which has not yet been filed has been requested or granted outside the Ordinary Course of Business consistent with past practice.

(d)    No deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed, in each case in writing, by any Governmental Authority against the Acquired Companies, or against Seller with respect to the Acquired Companies.

(e)    None of the Acquired Companies is a party to or otherwise bound by any material Tax sharing or indemnity agreement pursuant to which it will have any obligation to make any material payments for Taxes after the Closing (other than (i) credit agreements, derivatives, leases, supply agreements, management services agreements or any other agreements, each of which was entered into in the Ordinary Course of Business and the principal purpose of which is not to govern the sharing of Taxes, and (ii) agreements solely between or among Acquired Companies).

(f)    There is no audit or other Action pending, or, to the Knowledge of Seller or the Acquired Companies, threatened against or with respect to the Acquired Companies, or Seller with respect to the Acquired Companies, in each case with respect to Taxes.

(g)    There are no Liens for Taxes on any material asset of the Acquired Companies, other than Permitted Liens.

(h)    Neither Seller nor any of the Acquired Companies has ever engaged in or otherwise participated in any “listed transaction” as defined in Section 6707A(c)(2) of the Code as determined by the IRS, or any corresponding or similar provision of any other applicable Law.

(i)    Since December 31, 2018, neither Seller with respect to the Acquired Companies, nor any of the Acquired Companies has made or changed any material election in respect of Taxes, changed any material accounting method in respect of Taxes, filed any amended Tax Return, surrendered any right to claim a refund of Taxes, entered into any closing agreement with any Governmental Authority, settled any material claim or assessment in respect of Taxes, or consented to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes, in each case if such election, change, amendment, surrender, agreement, settlement or consent would have the effect of increasing the Tax liability of the Acquired Companies, or of Seller with respect to the Acquired Companies, for any period ending after the Closing Date.

(j)    At all times since their formation, each of the Acquired Companies has been classified as a disregarded entity for United States federal income Tax purposes. Notwithstanding anything to the contrary set forth in this Agreement, the Acquired Companies are not making, and shall not be construed to have made, any representation or warranty as to the amount, availability or utilization of any net operating loss, tax credit, tax basis or other tax attribute of the Acquired Companies.

(k)    Neither Seller nor any of the Acquired Companies has ever received a written claim from any Governmental Authority in a jurisdiction in which the Acquired Companies do not file Tax Returns that an Acquired Company is or may be subject to taxation by that jurisdiction.

(l)    Neither Seller nor any of the Acquired Companies has (i) taken any material Tax deduction that is not permitted under Section 280E of the Code or (ii) reduced gross income for Tax purposes by any cost of goods sold in a manner inconsistent with Section 280E as interpreted in Patients Mut. Assistance Collective Corp. v. Comm’r, No. 14776-14 (T.C. Nov. 29, 2018).

(m)    To the Knowledge of Seller there is no fact or circumstance that is inconsistent with the application of the de minimis ownership exception in Treasury Regulations Section 1.7874-7(c) to the transactions contemplated by this Agreement.

Section 3.19    Insurance. Copies of all fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies (“Insurance Policies”) maintained by or for the Acquired Companies have been made available to Buyer. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither Seller nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any of the Insurance Policies or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.20    Compliance with Law; Licenses.

(a)    Compliance with Law. Since the formation of Seller, (i) Seller and its Subsidiaries have been and are in compliance in all respects with all Laws applicable to them and the Business, and (ii) neither Seller nor any of its Subsidiaries has received any written notice or correspondence or, to the Knowledge of Seller, any other communication from any Governmental Authority asserting any non-compliance with any applicable Law, by Seller or any of its Subsidiaries that has not been cured as of the date of this Agreement without any ongoing liability or other obligation, in the case of each of clause (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, taken as a whole, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b)    Licenses.

(i)    Section 3.20(b)(i) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Cannabis Licenses held by the Acquired Companies (the “Non-Operational Licenses”), in each case, including the type of operation (e.g., production, growing or retail and whether medical or recreational), the owner of such License, the expiration date and whether the Acquired Companies own or operate the facility, the type of License held, whether the facility is operational. Seller has provided to Buyer copies of all such Non-Operational Licenses held by it and its Subsidiaries and any renewals thereof.

(ii)    As of the date of this Agreement, (A) the Acquired Companies have obtained, hold and are in compliance with, all Licenses necessary to conduct the Businesses as currently conducted and (B) none of the Acquired Companies has received any written notice or, to the Knowledge of Seller, any other communication from a Governmental Authority asserting any non-compliance with any such Licenses by the Acquired Companies that has not been cured as of the date of this Agreement, in the case of each of clause (A) and (B), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.21    Litigation.

(a)    As of the date of this Agreement, there are no Actions pending against Seller or any of its Subsidiaries or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b)    As of the date of this Agreement, none of the Acquired Companies is a party to or otherwise subject to the provisions of any material Order.

(c)    There has never been any Action or Order that (i) resulted in any material criminal sanctions to Seller or any of its Subsidiaries or (ii) imposed any injunctive relief with respect to, or that has required Seller or any of its Subsidiaries to alter, its business practices in any materially adverse respect.

Section 3.22    FDA Compliance.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), since the formation of the Acquired Companies, the Acquired Companies have been and are in material compliance with all Laws related to food (including dietary supplements), drug and/or cosmetic safety and marketing, as applicable to the Business, including the Federal Food, Drug and Cosmetic Act, (21 U.S.C. § 301 et seq.), the Federal Trade Commission Act (15 U.S.C. § 41 et seq.), the Organic Foods Production Act (7 U.S.C. § 6501 et seq.), the Perishable Agricultural Commodities Act (7 U.S.C. § 499a et seq.), other applicable Laws enforced by the United States Department of Agriculture, including the Agricultural Act of 2014 (e.g., 7 U.S.C. § 5940) and the Agricultural Marketing Act of 1946 (7 U.S.C. § 1621 et seq.); any similar state or local Laws, including California’s Proposition 65; and any other Law related to food, drug, or cosmetic safety and marketing (collectively, “Food, Drug & Cosmetic Laws”).

(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), since the formation of the Acquired Companies, the products manufactured and distributed by the Acquired Companies have been and are manufactured and labeled in material compliance with all applicable FDA regulations, including as applicable, those related to good manufacturing practice, nutrition labeling and claims requirements. Neither Seller nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any violation of, or any liability or other obligation under, Food, Drug & Cosmetic Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), there are no open inspections, inspectional reports, or other regulatory matters related to the products manufactured, sold and/or distributed by the Acquired Companies before any Governmental Authority responsible for overseeing Food, Drug & Cosmetic Laws.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), Seller and the Acquired Companies possess a reasonable basis, as that term is used by the Federal Trade Commission, for all claims made about the products marketed by Seller and the Acquired Companies, including competent and reliable scientific evidence for any health benefit claims for such products. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), neither Seller nor the Acquired Companies are currently subject to any Federal Trade Commission consent decrees or similar agreements with state attorneys general or other consumer protection agencies.

(d)    Since the formation of the Acquired Companies, the Acquired Companies have not voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement relating to alleged lack of safety or regulatory compliance of any product, and, to the Knowledge of Seller, there are no facts or circumstances that would cause any Governmental Authority to require the recall, market withdrawal, replacement, reformulation, relabeling or suspension of manufacturing, promotion, importation or sale of any product that would be material and adverse to the Acquired Companies, taken as a whole. Neither Seller nor the Acquired Companies have submitted any reports to the FDA Reportable Food Registry nor, to the Knowledge of Seller, have any FDA Reportable Food

Registry reports been filed by others related to the Acquired Companies’ products or to ingredients used in the Acquired Companies’ products.

(e)    All Cannabis products sold by the Acquired Companies, at the time of sale by the Acquired Companies: (i) meet the applicable required specifications for the product; (ii) are fit for the purpose for which they are intended by the Acquired Companies and are of merchantable quality; (iii) have been cultivated, processed, packaged, labelled, imported, tested, stored, transported and delivered in accordance with the applicable Licenses and all applicable Laws; (iv) are not adulterated, tainted or contaminated and do not contain any substance affirmatively prohibited by applicable Law; (v) have been cultivated, processed, packaged, labelled, imported, tested, stored and transported in facilities authorized by the applicable Licenses in compliance with the terms of such Licenses; and (vi) are marketed and promoted in material compliance with applicable Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 3.23    Controlled Substances Compliance.

(a)    Since the formation of Seller, (i) Seller and its Subsidiaries have been and are in compliance in all material respects with all Controlled Substances Laws applicable to Seller and its Subsidiaries, (ii) neither Seller nor any of its Subsidiaries has received any written notice or correspondence or, to the Knowledge of Seller, any other communication from any Governmental Authority asserting any non-compliance with any applicable Controlled Substances Laws by Seller or any of its Subsidiaries that has not been cured as of the date of this Agreement without any ongoing liability or other obligation, and (iii) there are no open inspections, inspectional reports or other regulatory matters or Actions related to the products marketed, manufactured, sold and/or distributed by Seller or its Subsidiaries before any Governmental Authority responsible for enforcing or overseeing compliance with Controlled Substances Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b)    Seller and its Subsidiaries have implemented, maintain and comply in all material respects with internal compliance oversight procedures designed to detect and prevent violations of any applicable Laws relevant to the Cannabis industry.

(c)    Each of Seller’s and its Subsidiaries’ current directors, members, limited or general partners, officers and equity holders, is not disqualified from owning an interest in a commercial Cannabis business licensed for cultivation, manufacturing, retail and/or distribution under the California Medical and Adult Use Cannabis Regulation and Safety Act (“MAUCRSA”), and each such Person would not be disqualified from holding such license(s) in connection with its ownership pursuant to California Business and Professions Code Sections 480, 26053 or 26057(b) or any other similar applicable Law.

(d)    The products marketed, manufactured, sold and/or distributed by Seller or its Subsidiaries are not the subject of any pending Actions before any Governmental Authority responsible for enforcing or overseeing compliance with MAUCRSA, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired

Companies, taken as a whole, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 3.24    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) since their formation, the Acquired Companies have complied at all times with all applicable Environmental Laws; (b) to the Knowledge of Seller, no property currently owned or operated by the Acquired Companies (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action by any Acquired Company pursuant to any Environmental Law; (c) none of the Acquired Companies has any unresolved liability or outstanding obligation under any Environmental Law for any Hazardous Substance disposal or contamination on any third-party property; (d) since their formation, none of the Acquired Companies has received any written notice, demand, letter, claim or request for information alleging that any of the Acquired Companies may be in violation of or subject to liability or other obligation under any Environmental Law, which has not been resolved or is in the process of being timely resolved; and (e) none of the Acquired Companies is subject to any Order relating to liabilities or other obligations under any Environmental Law.

Section 3.25    Anti-Corruption Matters; Anti-Money Laundering.

(a)    Seller, the Acquired Companies and their respective owners, directors, employees, officers and agents are in compliance with and have complied with the FCPA and the Other Anti-Bribery Laws. Seller and the Acquired Companies (i) have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and (ii) have not revoked such policies and procedures.

(b)    None of Seller, the Acquired Companies or any of their respective owners, directors, officers, employees or, to the Knowledge of Seller, their respective agents has, paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Authority), any royal or ruling family member or any political party or candidate for public or political office for the purpose of influencing any act or decision of any such Governmental Authority or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation, in any material respect, of the FCPA or any of the Other Anti-Bribery Laws.

(c)    Seller, the Acquired Companies and their respective owners, directors, officers, employees and, to the Knowledge of Seller, their respective agents are in compliance in all material respects with and have complied in all material respects with the anti-money laundering Laws of each jurisdiction in which Seller and its Subsidiaries (including, for the avoidance of doubt, the Acquired Companies) operate or have operated and in which any agent thereof is conducting or has conducted business on behalf of Seller or any of its Subsidiaries (including the Acquired Companies), including the Money Laundering Control Act, 18 U.S.C. § 1956 et seq. Seller and the Acquired Companies (i) have instituted policies and procedures reasonably designed to ensure compliance with such anti-money laundering Laws and (ii) have not revoked such policies and procedures.

Section 3.26    Related Party Transactions. Except (a) for this Agreement and the Transaction Documents and the transactions contemplated hereby or thereby and (b) for any Contracts or arrangements solely between or among the Acquired Companies, neither Seller nor any of its Affiliates (other than the Acquired Companies, but including Redwood Design & Supply) nor any of its or their present or former directors, officers or employees (i) owns or has an interest in, directly or indirectly, any property, asset or right, which is material to the Acquired Companies or (ii) is a party to a Contract or other arrangement or understanding with the Acquired Companies for the provision of products or services to the Acquired Companies, nor have the Acquired Companies pledged any assets or guaranteed any obligations on behalf of any such Person.

Section 3.27    Brokers’ Fees. Except for fees and expenses payable to Lazard by Seller, there are no fees or expenses payable by Seller to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller in connection with the transactions contemplated hereby. Seller has made available to Buyer, true, correct and complete copies of all Contracts pursuant to which Lazard is entitled to any fees, rights to indemnification and expenses in connection with any of the transactions contemplated by this Agreement.

Section 3.28    Securities Law Matters.

(a)    Seller and each of the Members are acquiring the Stock Consideration solely for investment purposes and not with a view to, or for sale in connection with, any distribution thereof in violation of any Law (including the Securities Act). Seller is an “accredited investor” (as such term is defined in Rule 501(a) promulgated under the Securities Act), qualified to serve as a “purchaser representative” pursuant to Rule 501(i) promulgated under the Securities Act and a United States resident, each Member, other than the Non-Accredited Investors, is an “accredited investor” (as such term is defined in Rule 501(a) promulgated under the Securities Act) and is a United States resident and each Non-Accredited Investor is a Sophisticated Investor, is a United States resident and has appointed Seller as its “purchaser representative” in writing (as such term is defined in Rule 501(i) promulgated under the Securities Act).

(b)    Seller acknowledges, and has made the Members aware, that the Buyer Common Shares being issued as the Stock Consideration are not registered under the Securities Act or any other applicable state securities or “blue sky” Laws and that the offer and sale of the Buyer Common Shares being issued as the Stock Consideration to it are being made in reliance upon applicable exemptions from the requirements to deliver each Member a prospectus under applicable Securities Laws (in particular (i) with respect to Canadian Securities Laws, Section 2.3 of Ontario Securities Commission Rule 72-503 – Distributions Outside Canada and (ii) with respect to U.S. Securities Laws, an exemption in respect of sales to an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act) and investors who either alone or together with his, her or its purchaser representative, has sufficient knowledge and experience with financial and business matters that the investor can evaluate the risks and merits of a contemplated investment as contemplated by Section 4(a)(2) of the Securities Act.

(c)    Seller acknowledges, and has made the Members aware, that the Buyer Common Shares being issued as the Stock Consideration are subject to resale restrictions under U.S. Securities Laws and may not be transferred or sold under U.S. Securities Laws except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and, in each case, subject to applicable state securities or “blue sky” Laws or other applicable Securities Laws, including, for the avoidance of doubt, Canadian Securities Laws.

Section 3.29    Solvency and Existence. Immediately after giving effect to (a) the Closing, (b) the Termination Agreements, (c) the NR Termination, (d) the Contribution and Waiver Agreement and (e) in each case, any transactions related thereto or incurred in connection therewith, each of Seller and Redwood Design & Supply shall be able to pay its debts as they become due, shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities, including any contemplated by this Agreement and the NR Termination) and shall have adequate capital to carry on its business, including the obligations contemplated by Section 6.16 and such other obligations contemplated by this Agreement and those contemplated by the NR Termination. Neither Seller nor Redwood Design & Supply shall be dissolved, wound up or terminated, or shall otherwise cease to exist, as a result of the consummation of the transactions contemplated by this Agreement, the Termination Agreements, the NR Termination and the Contribution and Waiver Agreement.

Section 3.30    No Other Representations. Except for the express representations and warranties made by Seller in this Agreement and the Transaction Documents, Seller has not made and is not making any express or implied representation or warranty with respect to Seller or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) or any of their respective businesses (including, as applicable, the Business), operations, assets, liabilities or other obligations, conditions (financial or otherwise) or prospects in connection with this Agreement, the Transaction Documents or the transactions contemplated by this Agreement or thereby, and Seller expressly disclaims any such other representations or warranties and Buyer acknowledges and agrees that none of Buyer or its Affiliates or any of its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Seller or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) or any of its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Agreement and in any Transaction Document; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 3.30, nothing in this Section 3.30 shall limit Buyer’s remedies with respect to claims of actual fraud (and not constructive) in connection with, arising out of or otherwise related to the express written representations and warranties made by Seller in this Agreement and in any Transaction Document.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE KEY PERSONS

Each of the Key Persons hereby, severally and not jointly, represents and warrants to Buyer as follows:

Section 4.1    Authorization. Such Key Person has full power and authority to execute and deliver, and has taken all action necessary to execute and deliver, this Agreement and each of the Transaction Documents to which he or she is or will be a party, and to perform his or her obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby.

Section 4.2    Binding Effect. This Agreement has been duly executed and delivered by such Key Person and, assuming due execution and delivery by Buyer and Seller, solely with respect to this Article 4, Section 6.6, Section 6.7(a), Section 7.2(a)(ii), Section 7.2(c)(ii), Section 7.2(e)(ii), Section 9.2, Article 10 and Exhibit A, constitutes a valid and binding agreement of such Key Person, enforceable against such Key Person in accordance with its terms, subject to the Bankruptcy and Equity Exception. Each of the Transaction Documents to which such Key Person is or will be a party, when executed and delivered by such Key Person (assuming due execution and delivery by the other parties thereto), will constitute a valid and binding obligation of such Key Person, enforceable against such Key Person, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

Section 4.3    Interests in the Business. Section 4.3 of the Seller Disclosure Schedule sets forth the number of Class A Common Units and Class B Common Units beneficially owned by such Key Person, and the percentage of all issued and outstanding equity interests of Seller represented thereby. As a result of the transactions contemplated by this Agreement, each of the Key Persons will receive direct and substantial economic benefit for the sale, assignment, transfer, conveyance and delivery of all of their respective indirect ownership interests in the Acquired Companies and the Business.

Section 4.4    No Other Representations. Except for the express representations and warranties made by such Key Person in this Agreement and the Transaction Documents, no Key Person has made or is making any express or implied representation or warranty with respect to such Key Person or any of his or her Affiliates or any of his, her or their respective businesses, operations, assets, liabilities or other obligations, conditions (financial or otherwise) or prospects or his, her or their respective Representatives in connection with this Agreement, the Transaction Documents or the transactions contemplated by this Agreement or thereby, and such Key Person expressly disclaims any such other representations or warranties and Buyer acknowledges and agrees that none of such Key Person or his or her Affiliates or his, her or their respective Representatives has relied on and none is relying on any representations or warranties regarding Buyer or any of its Affiliates or any of its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Article 4 and in any Transaction Document; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 4.4, nothing in this Section 4.4 shall limit Buyer’s remedies with respect to claims of actual fraud (and not constructive) in connection with, arising out of or otherwise related to the express written representations and warranties made by any Key Person in this Agreement and in any Transaction Document.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrant to Seller as follows (except, subject to Section 10.7, as applicable, as set forth in the corresponding sections of the Buyer Disclosure Schedule or otherwise in the Buyer Public Disclosure Record, but excluding any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature):

Section 5.1    Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario. Cronos Acquisitions is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Buyer and Cronos Acquisitions has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as currently conducted. Each of Buyer and Cronos Acquisitions is duly qualified to do business and is in good standing in its jurisdiction.

Section 5.2    Corporate Authorization. Buyer has all requisite corporate power and authority to execute and deliver, and has taken all corporate action necessary to execute and deliver this Agreement and each of the Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Transaction Documents to which Buyer and/or its Affiliates is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all required action on the part of Buyer and/or its Affiliates, as applicable, and there are no other proceedings on the part of Buyer and/or its Affiliates necessary to execute and deliver this Agreement and each of the Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transaction contemplated hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 5.3    Binding Effect. This Agreement has been duly executed and delivered by Buyer and, assuming due execution and delivery by Seller and each of the Key Persons, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception. Each of the Transaction Documents to which Buyer or any of its Affiliates is or will be a party, when executed and delivered thereby (assuming due execution and delivery by the other parties thereto), will constitute a valid and binding obligation of Buyer and/or its Affiliates, as applicable, enforceable against Buyer and/or its Affiliates, as applicable, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

Section 5.4    Capitalization.

(a)    The authorized share capital of Buyer consists of an unlimited number of Buyer Common Shares. As of July 30, 2019: (i) 336,151,502 Buyer Common Shares were issued and outstanding; (ii) warrants to acquire 92,766,995 Buyer Common Shares were issued and outstanding, including a warrant to acquire 74,700,333 Buyer Common Shares issued and outstanding pursuant to the Subscription Agreement, which number of Buyer Common Shares may be adjusted pursuant to the terms thereof (the “Existing Buyer Warrants”); (iii) options to purchase 13,979,012 Buyer Common Shares were issued and outstanding; and (iv) no Buyer Common Shares were reserved for issuance other than (A) 33,615,150.20 Buyer Common Shares reserved for issuance pursuant to the Option Plan, (B) 14,674,903.68 Buyer Common Shares reserved for issuance pursuant to the Ginkgo Agreement, which number of Buyer Common Shares may be adjusted pursuant to the terms thereof; and (C) Buyer Common Shares reserved for issuance pursuant to the Investor Rights Agreement, which are subject to adjustment pursuant to the terms thereof.

(b)    Except pursuant to the Investor Rights Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Buyer or any of its Subsidiaries to issue or to sell any shares or other securities of Buyer or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of Buyer or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 5.5    Regulatory Approvals and Third-Party Consents.

(a)    Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) required to be made or obtained pursuant to Canadian Securities Laws, (iii) required to be made with or obtained from the SEC, (iv) with or from NASDAQ and the TSX and (v) under state securities and “blue sky” Laws (the “Buyer Regulatory Approvals” and, together with the Seller Regulatory Approvals, the “Regulatory Approvals”), no expirations of waiting periods under applicable Law are required and no filings, notices, consents, registrations, approvals, permits or authorizations are required to be made by Buyer or any of its Subsidiaries (or, with respect to the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations the HSR Act, Affiliates of Buyer) with, nor are any required to be obtained by Buyer or any of its Subsidiaries from, any Governmental Authority, in connection with the execution and delivery of and performance under this Agreement by Buyer and the consummation of the transactions contemplated by this Agreement or the execution and delivery of and performance under the Transaction Documents by Buyer and each of its Subsidiaries that is or will be a party thereto and the consummation of the transactions contemplated thereby, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b)    Except pursuant to the Investor Rights Agreement (the “Buyer Third-Party Consent” and, together with the Seller Third-Party Consents, the “Third-Party Consents”), no

consent, approval, waiver or authorization is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Person other than a Governmental Authority or securities exchange, as a result of the execution, delivery or performance by Buyer of this Agreement and the Transaction Documents to which it is a party, except for such consents, approvals, waivers or authorizations of which the failure to obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Buyer has received the Buyer Third-Party Consent and has made a true, correct and complete copy of the Buyer Third-Party Consent available to Seller. The Buyer Third-Party Consent remains in full force and effect as of the date hereof.

Section 5.6    Non-Contravention. The execution, delivery and performance by Buyer of this Agreement, and the execution, delivery and performance by Buyer and its Affiliates of the Transaction Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Buyer or any of its Affiliates, (b) assuming the receipt of all Buyer Regulatory Approvals, violate any Law to which Buyer or any of its Affiliates are subject or (c) with or without notice, lapse, time or both, constitute or result in a breach or violation of or default under, or cause or permit a termination or modification of or acceleration or creation of any right or obligation under or the creation of a Lien on any of the rights, properties or assets of Buyer pursuant to, any Contract binding upon Buyer or any of its Affiliates or any License necessary to the conduct of Buyer or any of its Affiliates as currently conducted, except, in each case, as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 5.7    Actions. There are no Actions pending or, to the Knowledge of Buyer, threatened against Buyer that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Buyer is not subject to any Order of any Governmental Authority that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 5.8    Financial Capability. As of the Closing, Buyer will have available to it, or will cause Cronos Acquisitions to have available to it, sufficient funds to satisfy its monetary and other obligations with respect to the purchase and sale of the Acquired Company Interests and such other obligations of Buyer and/or Cronos Acquisitions contemplated by Article 1 and Article 2. Buyer acknowledges that the obligations of Buyer under this Agreement are not contingent upon or subject to any conditions regarding any of Buyer’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 5.9    Compliance with Laws. In the two years prior to the date of this Agreement, Buyer and its Subsidiaries have complied in all material respects with all Laws applicable to the operations of Buyer and its Subsidiaries and none of Buyer nor its Subsidiaries has received any notice of any alleged violation of any such applicable Laws, other than such non-compliance that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Buyer.

Section 5.10    Stock Consideration.

(a)    Buyer has taken all necessary corporate action to authorize the issuance of the Stock Consideration, and such Buyer Common Shares will, at the time of issuance, be validly issued and fully paid and non-assessable common shares in the capital of Buyer.

(b)    The issuance of the Stock Consideration will not be subject to preemptive or other similar rights of any security holder of Buyer, other than pursuant to the Investor Rights Agreement or any shareholder rights plan or other right that has been made available to Seller.

(c)    The Buyer Common Shares are listed and posted for trading on the TSX and NASDAQ and Buyer is in compliance with the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

(d)    As of the date hereof, no order delisting, ceasing or suspending trading in securities of Buyer nor prohibiting the sale of such securities has been issued and is outstanding against Buyer or its directors, officers or promoters or is pending or, to the Knowledge of Buyer, threatened.

(e)    Buyer is relying on exemptions from the requirements to deliver each Member a prospectus under applicable Securities Laws (in particular (i) with respect to Canadian Securities Laws, Section 2.3 of Ontario Securities Commission Rule 72-503 – Distributions Outside Canada and (ii) with respect to U.S. Securities Laws, an exemption in respect of sales to an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act) and investors who either alone or together with his, her or its purchaser representative, has sufficient knowledge and experience with financial and business matters that the investor can evaluate the risks and merits of a contemplated investment as contemplated by Section 4(a)(2) of the Securities Act in connection with the issuance of the Stock Consideration and, assuming the representations and warranties set forth in Section 3.28 and the certificate delivered by Seller pursuant to Section 1.4(c) are true and correct, has complied in all material respects with the disclosure requirements applicable to the issuance of the Stock Consideration under Securities Laws.

Section 5.11    Investment Representations.

(a)    Buyer is acquiring the Acquired Company Interests solely for investment purposes and not with a view to, or for sale in connection with, any distribution thereof in violation of any Law (including the Securities Act), and Buyer is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.

(b)    Buyer acknowledges the Acquired Company Interests are not registered under the Securities Act or any other applicable securities or “blue sky” Laws, and that the Acquired Company Interests may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to any other applicable securities or “blue sky” Laws.

(c)    There are no existing Contracts pursuant to which Buyer will divest or otherwise dispose of the Acquired Company Interests or the assets of or equity in, or by any other manner, Acquired Companies.

Section 5.12    Securities Law Matters. Buyer is (a) a “reporting issuer” under applicable Canadian Securities Laws in the Reporting Jurisdictions and is not in default of any requirements of any Canadian Securities Laws applicable in the Reporting Jurisdictions and has timely filed with the Securities Regulators all material forms, reports, schedules, statements and other documents required to be filed by Buyer with the Securities Regulators since December 31, 2017 (such documents filed or furnished since such date and those filed or furnished by Buyer with the Securities Regulators subsequent to the date of this Agreement, if any, including any amendments or supplements thereof, the “Canadian Reports”) and (b) a “foreign private issuer” as defined under U.S. Securities Laws and has filed or furnished all forms, reports and other documents required to be filed by it with, or furnished to, the SEC since February 23, 2018 (such documents filed or furnished since such date and those filed or furnished by Buyer with the SEC subsequent to the date of this Agreement, if any, including any amendments or supplements thereof, the “SEC Reports” and together with the Canadian Reports, the “Buyer Reports”). Buyer has not filed any confidential material change report with the Securities Regulators or the SEC which at the date hereof remains confidential. At the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Buyer Report (i) complied as to form in all material respects with the applicable requirements of Securities Laws and (ii) did not, at the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) or, with respect to Buyer Reports filed or furnished after the date of this Agreement, will not contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding unresolved comments pursuant to comment letters received from the Securities Regulators or the SEC with respect to the Buyer Reports. To the Knowledge of Buyer, none of the Buyer Reports is subject to ongoing review by Securities Regulators of the SEC.

Section 5.13    Financial Statements. The audited consolidated financial statements included in the Buyer Public Disclosure Record fairly present, in conformity with the International Financial Reporting Standards applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Buyer and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the periods then ended.

Section 5.14    Solvency. Assuming that (a) the representations and warranties set forth in this Agreement (other than those in Article 5) are true, correct and complete (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or limitations of similar import set forth therein), (b) Seller has materially performed the covenants required by this Agreement to be performed and complied with at or prior to the Closing by them and (c) immediately prior to the Closing, the Acquired Companies are able to pay their debts as they become due, own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of all contingent liabilities) and have adequate capital to carry on the Business, immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), each of Buyer and the Acquired Companies shall be able to pay its debts as they become due, shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and shall have adequate capital to carry on its business.

Section 5.15    No Rejected Opportunities. There has not been any opportunity that would qualify as a Rejected Opportunity (as such term is defined in that certain Investor Rights Agreement, dated as of March 8, 2019, by and between Buyer and Altria Group, Inc.).

Section 5.16    Brokers’ Fees. Except for fees payable to Perella Weinberg Partners LP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission from Buyer or its Affiliates in connection with the transactions contemplated hereby.

Section 5.17    No Other Representations. Except for the express representations and warranties made by Buyer in this Agreement and the Transaction Documents, Buyer has not made and is not making any express or implied representation or warranty with respect to Buyer or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities or other obligations, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement, the Transaction Documents or the transactions contemplated by this Agreement or thereby, and Buyer expressly disclaims any such other representations or warranties and Seller acknowledges and agrees that none of Seller or its Affiliates or its or their respective Representatives has relied on and none is relying on any representations or warranties regarding Buyer or any of its Affiliates or any of its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Article 5 and in any Transaction Document; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 5.17, nothing in this Section 5.17 shall limit Seller’s remedies with respect to claims of actual fraud (and not constructive) in connection with, arising out of or related to the express written representations and warranties made by Buyer in this Article 5 and in any Transaction Document.

ARTICLE 6

COVENANTS

Section 6.1    Pre-Closing Access and Reports. In addition to and not in limitation of the provisions set forth in Article 1, upon reasonable advance notice from Buyer to Seller, Seller shall afford Buyer and its Representatives reasonable access to the properties and books and records of Seller and its Subsidiaries (including, for the avoidance of doubt, the Acquired Companies, and the Books and Records) during normal business hours throughout the period beginning on the date of this Agreement and ending on the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, for the purpose of facilitating the consummation of the transactions contemplated hereby; provided, however, that the foregoing shall not require Seller or any of its Subsidiaries (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of Seller would result in the disclosure of any Trade Secrets or competitively or commercially sensitive information or violate any binding obligations of Seller or any of its Subsidiaries with respect to confidentiality, (b) to disclose information or materials protected by attorney-client, attorney work product or other legally recognized privileges or immunity from disclosure or violate any applicable Laws related to the exchange of information or (c) to permit any environmental sampling, testing or other environmental investigations of any property; provided, that (i) in the case of the foregoing clause (a) of this Section 6.1, Seller shall use (and shall cause its Subsidiaries to use their) commercially reasonable efforts to obtain the consent or waiver of the applicable Persons to such inspection or disclosure or, failing that, provide Buyer with alternatives, redactions or substitutes for such inspection or disclosure and (ii) in the case of the foregoing clause (b) of this Section 6.1, Seller shall use (and shall cause its Subsidiaries to use their) commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, including entry into a customary joint defense agreement (the matters referred to in the foregoing clauses (a), (b) and (c) of this Section 6.1, including the obligations with respect thereto set forth in the foregoing clauses (i) and (ii), the “Access Limitations”). All requests for access and information made pursuant to this Section 6.1 shall be initially directed to the Person set forth in Section 6.1 of the Seller Disclosure Schedule, which Person may be replaced by Seller at any time by providing written notice to Buyer, and all such access and information shall be governed by the terms of Section 6.6 and the Confidentiality Agreement. Without prejudice to any rights or obligations of Buyer set forth in Section 6.12 and other than (a) in the Ordinary Course of Business, unrelated to the transactions contemplated by this Agreement or the other Transaction Documents and without disclosure thereof, (b) as may be ancillary to exercising its rights under the provisions of the first sentence of this Section 6.1 or (c) with respect to the Members, as necessary to perform its obligations under the provisions of Section 6.4, in no event shall Buyer or any of its Representatives speak to any of the employees, customers, clients, distributors, vendors, lessors, lenders or other business relations of Seller or any of its Subsidiaries that are known by Buyer or such Representatives to be such prior to the Closing without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.2    Efforts to Consummate; Certain Governmental Matters.

(a)    On the terms and subject to the conditions set forth in this Agreement (including, for the avoidance of doubt, Section 6.2(c)), Seller and Buyer shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable, and in any event prior to the Outside Date, the transactions contemplated hereby (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 7 and (ii) obtaining and cooperating in obtaining the Regulatory Approvals necessary to consummate the transactions contemplated hereby; provided, however, the Parties acknowledge and agree that Section 6.3 shall govern the Parties’ obligations with respect to obtaining the Third-Party Consents and Section 6.4(f) shall govern the Parties’ obligations with respect to obtaining the TSX Approval). The filing fees under any Competition/Investment Laws shall be borne by Buyer.

(b)    In addition to and without limiting the generality of Section 6.2(a), each Party shall and/or, as applicable, shall cause its “ultimate parent entity” (as such term is understood under the HSR Act) to, make an appropriate filing, if necessary, pursuant to all applicable Competition/Investment Laws, including the HSR Act (provided, that in the case of the HSR Act, such filing shall not request early termination of the waiting period prescribed by the HSR Act) with respect to the transactions contemplated by this Agreement promptly (and in any event, within ten Business Days) after the date of this Agreement. Each Party shall and/or, as applicable, cause its “ultimate parent entity” (as such term is understood under the HSR Act) to, respond as promptly as reasonably practicable to any inquiries received from any Governmental Authority for additional information or documentation and to all inquiries and requests received from any Governmental Authority in connection with the transactions contemplated hereby.

(c)    The Parties acknowledge and agree that nothing in this Agreement, including, for the avoidance of doubt, the provisions of Section 6.2(a) and Section 6.2(b), shall be construed to require Buyer to defend through litigation on the merits any Action, whether judicial or administrative, against either Party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Buyer shall not, and shall cause its Affiliates not to, and shall not provide its consent for any Affiliate to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would prevent, materially delay or materially impair the Closing and the other transactions contemplated hereby.

(d)    Subject to applicable Law or except as prohibited by any Governmental Authority, Seller and Buyer each shall keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby, including (i) promptly notifying the other of any facts, circumstances or other reason that would prevent the receipt of any Regulatory Approvals for the timely consummation of transactions contemplated hereby and by the Transaction Documents, and (ii) promptly furnishing the other with copies of material notices or other communications received by it from any third party or any Governmental Authority with respect to the transactions contemplated hereby; provided, however, that access to any such notices furnished by the Parties to one another shall be subject to the Access Limitations. No Party shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Authority with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat.

(e)    Subject to applicable Law and except as required by any Governmental Authority, no Party shall (i) agree to extend any waiting period under the HSR Act or under any other applicable Competition/Investment Law without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) or (ii) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned of delayed).

(f)    Buyer agrees to provide such security, guaranties and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority whose consent or approval is required in connection with the transactions contemplated hereby.

Section 6.3    Third-Party Consents. Except as otherwise provided in this Section 6.3,

Seller shall be solely responsible for and shall use its, and shall cause its Affiliates and its and their respective Representatives to use their, commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary or advisable on its part under this Agreement and applicable Law to give, and obtain and/or effect (as the case may be) as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments, supplements or other modifications required under any Contract that is or would reasonably be expected to be material to the Business to which Seller or any of its Subsidiaries is a party or otherwise bound (the “Seller Third-Party Consents”) and that are necessary or advisable to be given, obtained and/or effected in order to consummate the transactions contemplated by this Agreement and the Transaction Documents, but in any event, in connection therewith, neither Seller nor any of its Affiliates or its or their respective Representatives shall be required to (a) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (b) amend, supplement or otherwise modify any such Contract or (c) agree or commit to do any of the foregoing, in each case for the purposes of giving, obtaining and/or effecting any Seller Third-Party Consents without the prior written consent of Buyer; provided, that Buyer may compel Seller to take any of the actions referred to in this Section 6.3 if such actions are only effective after the Closing; provided, further, that if Buyer consents to or compels any such actions and any amounts must be paid in connection therewith, Buyer acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all such amounts. Seller shall keep Buyer reasonably informed on the status of obtaining the Seller Third-Party Consents. Each of the Parties acknowledges and agrees that obtaining any Seller Third-Party Consent shall not be a condition to the Closing.

Section 6.4    Securities Law Covenants.

(a)    Taking into account Seller’s obligations contemplated by the second and fourth sentences of this Section 6.4(a), Buyer shall make all necessary filings and applications under applicable Canadian Securities Laws and U.S. Securities Laws required to be made on the part of Buyer in connection with the issuance of the Stock Consideration and the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such applicable Canadian Securities Laws and U.S. Securities Laws including doing all things and making all such filings as are necessary to ensure that the Stock Consideration may be issued to the Members in accordance with applicable Canadian Securities Laws and U.S. Securities Laws. Seller shall furnish Buyer with such information and consent with respect to itself, its Subsidiaries, the Members and its and their respective Affiliates and Representatives as may be reasonably necessary or advisable to allow Buyer to make such necessary filings or to so be in compliance with applicable Canadian Securities Laws and U.S. Securities Laws, including, within ten days prior to the Closing, drafts of customary “accredited investor” questionnaires by Seller and each Member and Seller acting as the “purchaser representative” (as such term is defined in Section 501(i) promulgated under the Securities Act) for the Non-Accredited Investors; provided, that Buyer shall provide Seller a reasonable opportunity to review and comment on any such filings or applications prior to filing such materials with the applicable Governmental Authority and give reasonable consideration to Seller’s comments (it being understood that it is the intention of the Parties not to publicly file or publish any commercially sensitive information of any of the Members, Seller or its Subsidiaries, unless required by Law). Without limiting the generality of the foregoing sentence of this Section 6.4(a), Seller acknowledges that Buyer is relying on

Section 2.3 of Ontario Securities Commission Rule 72-503 – Distributions Outside Canada in respect of its exemption from the prospectus requirements under Ontario securities laws and that Buyer will file a Form 72-503F – Report of Distributions Outside Canada within ten days of the issuance of the Stock Consideration. Seller agrees to deliver or cause to be delivered to Buyer any forms, acknowledgements or other information reasonably required under Ontario Securities Commission Rule 72-503 – Distributions Outside Canada in connection with the issuance of the Stock Consideration.

(b)    Taking into account Seller’s obligations contemplated by the third sentence of this Section 6.4(b), Buyer shall use commercially reasonable efforts following the Closing to prepare and file a resale registration statement (a “Registration Statement”) with the SEC under the Securities Act to register the resale of all of the Buyer Common Shares comprising the Stock Consideration and have such Registration Statement declared effective no later than December 31, 2019. Buyer shall provide Seller a reasonable opportunity to review and comment on any Registration Statement prior to filing such materials with the SEC and give reasonable consideration to Seller’s comments. Seller shall, upon the request by Buyer, furnish Buyer with such information and consent with respect to itself, its Subsidiaries, the Members and its and their respective Affiliates and Representatives, in each case, as may be reasonably necessary, advisable or reasonably requested in connection with the Registration Statement or any other statement, filing, notice or application made to any third party and/or any Governmental Authority in connection with the Registration Statement.

(c)    All fees and expenses incident to the performance of or compliance with this Section 6.4 by Buyer shall be borne by Buyer whether or not any Registration Statement becomes effective, including (i) all registration, filing fees and listing fees relating to the inclusion of the Buyer Common Shares comprising the Stock Consideration, and (ii) reasonable and documented fees and disbursements of one legal counsel for the Members (as a whole) in connection with Buyer’s performance of its obligations hereunder. Except as set forth in the preceding sentence, Buyer shall not be responsible for paying the expenses incurred by any Member, or any of their respective legal counsel or other Representatives, in connection with the registration or approval of the Registration Statement or the transactions contemplated thereby.

(d)    The Parties acknowledge and agree that in addition to the restrictions contemplated by the Lockup Agreement with respect to Rosenheck and Capobianco’s Member Stock Allocation, the certificates and/or book-entry positions representing the Stock Consideration, as applicable, shall initially bear or contain the Private Placement Legend, and the Stock Consideration may not be sold, assigned or transferred under U.S. Securities Laws except in a transaction registered under the Securities Act (unless sold, assigned or transferred pursuant to an exemption from the registration requirements of the Securities Act). To the extent that the Stock Consideration is transferred under U.S. Securities Laws pursuant to an effective registration statement, including the Registration Statement when declared effective, or transferred pursuant to Rule 144 in a transaction that results in such Stock Consideration, as applicable, ceasing to be restricted securities under U.S. Securities Laws, Buyer shall cause the Private Placement Legend to be removed from all certificates and book-entry positions representing the Stock Consideration (and terminate any related stop transfer orders related to or arising from the Private Placement Legend) and take such other actions within Buyer’s reasonable control as may be necessary in order for such Stock Consideration to be freely tradeable and not be subject to any restriction on transfer under the U.S. Securities Laws or Canadian Securities Laws (as applicable), subject to any restrictions contemplated by the Lockup Agreement.

(e)    To the maximum extent permitted by law, Buyer shall indemnify, defend and hold harmless each Member included in a Registration Statement against any losses, claims, damages, liabilities or other obligations or expenses (joint or several) to which such Member actually incurs under the Securities Act or other applicable Securities Laws insofar as such losses (or Actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact regarding Buyer or any of its Subsidiaries (other than the Acquired Companies to the extent related to any period of time prior to the Closing and to the extent such untrue statement or alleged untrue statement was derived from the Books and Records or was otherwise provided by any Member, Sellers, any of its Affiliates or any of its or their respective Representatives) contained in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) the omission or alleged omission to state therein a material fact regarding Buyer or any of its Subsidiaries (other than the Acquired Companies to the extent related to any period of time prior to the Closing and to the extent such untrue statement or alleged untrue statement was derived from the Books and Records or was otherwise provided by any Member, Sellers, any of its Affiliates or any of its or their respective Representatives) required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by Buyer of the Securities Act or other applicable Securities Laws. To the maximum extent permitted by law, Seller shall indemnify, defend and hold harmless Buyer against any losses, claims, damages, liabilities or other obligations or expenses (joint or several) to which Buyer actually incurs under the Securities Act or other applicable Securities Laws insofar as such losses (or Actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations: (A) any untrue statement or alleged untrue statement of a material fact regarding Seller, any Member or any of the Acquired Companies (to the extent related to any period of time prior to the Closing) contained in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (B) the omission or alleged omission to state therein a material fact regarding Seller, any Member or any of the Acquired Companies (to the extent related to any period of time prior to the Closing) required to be stated therein, or necessary to make the statements therein not misleading; or (C) any violation or alleged violation by Seller, any Member or any of the Acquired Companies (to the extent related to any period of time prior to the Closing) of the Securities Act or other applicable Securities Laws. Buyer and Seller shall reimburse the other Party for any documented legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses (or action in respect thereof).

(f)    Taking into account Seller’s obligations contemplated by the second sentence of this Section 6.4(f), Buyer shall use its commercially reasonable efforts to obtain the TSX Approval, subject to the Standard Listing Conditions, and cause the Stock Consideration to be authorized and approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time. Seller agrees to furnish, and cause its Affiliates, the Members and its and their respective Representatives to furnish, such information to Buyer and to cooperate with Buyer as necessary to enable Buyer to obtain the TSX Approval and cause the Stock Consideration to be approved for listing on NASDAQ, subject to notice of issuance, prior to the Effective Time; provided, that Buyer shall provide to Seller a reasonable opportunity to review and comment on any applications or materials to be provided to the TSX or the SEC, as applicable, in connection with the foregoing and give reasonable consideration to Seller’s comments.

Section 6.5    Interim Operating Covenants of Seller. Except (A) as required by applicable Law or any Governmental Authority, (B) as expressly required by this Agreement, (C) with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed with respect to any of the actions that are otherwise prohibited pursuant to Section 6.5(b)) or (D) as set forth in Section 6.5 of the Seller Disclosure Schedule, from and after the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms:

(a)    Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct their businesses in the Ordinary Course of Business and to maintain its and their relations and goodwill with Governmental Authorities and other Persons with which they have material business relations; and

(b)    Seller shall not, and shall cause its Subsidiaries not to:

(i)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Law or applicable accounting requirements;

(ii)    (A) terminate, enter into, establish, adopt, materially amend or commence participation in any material Benefit Plan or any arrangement that would have been a material Benefit Plan had it been entered into prior to this Agreement, (B) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Employee with an annual base salary in excess of $100,000, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Benefit Plan or any arrangement that would have been a Benefit Plan had it been entered into prior to this Agreement, (D) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement, (F) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, (G) terminate the employment of any officer with an annual base salary in excess of $150,000 other than for cause, or (H) hire any employee or engage any independent contractor (who is a natural person) who is an officer with an annual base salary in excess of $100,000, except for those set forth in Section 6.5(b)(ii) of the Seller Disclosure Schedule;

(iii)    other than any Action arising out of or otherwise related to a dispute among the Parties in connection with this Agreement, compromise or settle any Action;

(iv)    enter into any Contract or other arrangement or understanding with Conscious Confections LLC, Conscious Confections II, LLC, NR Parentco, LLC and/or any one or more of its Affiliates;

(v)    declare, set aside, make or pay any contribution, dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (including with respect to the Acquired Companies, for the avoidance of doubt, the Acquired Company Interests), except for contributions, dividends or other distributions required by Section 4.4 of the Seller LLC Agreement or contributions solely between or among the Acquired Companies;

(vi)    sell inventory outside of the Ordinary Course of Business;

(vii)    merge or consolidate any Acquired Company with any other Person, except for any such transactions solely among the Acquired Companies, or restructure, reorganize or completely or partially liquidate its assets, operations or businesses or otherwise enter into any agreements or arrangements imposing material restrictions on its assets, operations or businesses;

(viii)    acquire (by merger or stock or asset purchase or otherwise) any corporation, partnership, other business organization or any assets or any material business or division thereof, or otherwise either (A) acquire assets outside of the Ordinary Course of Business, from any other Person with a fair market value (reasonably determined by Seller) or purchase price, or (B) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from one Acquired Company to another), in either case, (1) in excess of $250,000 in any individual transaction or series of related transactions or $1,000,000 in the aggregate (it being understood that such aggregate limitation shall apply to all transactions contemplated by each of the foregoing clauses (A) or (B)), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (2) that would reasonably be expected to prevent, materially delay or materially impair ability of Seller to consummate the transactions contemplated by this Agreement prior to the Outside Date, other than acquisitions of inventory or other goods in the Ordinary Course of Business, pursuant to the terms of a Contract binding on any of the Acquired Companies in effect as of the date of this Agreement or entered into following the date of this Agreement in accordance with the terms of this Section 6.5;

(ix)    amend its Organizational Documents;

(x)    issue any additional shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto;

(xi)    adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto;

(xii)    make, revoke or change any material Tax election, adopt or change any accounting method or period, or enter into any closing agreement, settlement or compromise of any claim or assessment, in each case in respect of material Taxes, or surrender any right to claim a refund of Taxes or consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes (provided, that, for purposes of this Section 6.5(b)(xii), any entity classification election shall be considered material);

(xiii)    enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than Contracts with customers or suppliers entered into in the Ordinary Course of Business and, for the avoidance of doubt, any Contracts entered into in connection with an action expressly permitted by any of the Subsections of this Section 6.5(b) (including, for the avoidance of doubt, exceptions (A) through (D) provided in the lead-in to this Section 6.5), or terminate or allow to expire, let lapse, amend, restate, modify or otherwise alter any Material Contract or any of the Transaction Documents to which neither Buyer nor Cronos Acquisitions is party, other than expirations or lapses of any such Contracts (other than any such Transaction Documents) in the Ordinary Course of Business (it being understood that prior to the expirations or lapses of any such Contract, Seller shall consult with Buyer with respect thereto);

(xiv)    make or authorize any payment of, or accrual or commitment for, capital expenditures except to the extent set forth in the line items of Seller’s capital budget set forth on Section 6.5(b)(xiv) of the Seller Disclosure Schedule;

(xv)    enter into any Intercompany Loans;

(xvi)    amend, modify, terminate, cancel or let lapse a material Insurance Policy, unless simultaneous with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of internationally recognized standing are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed Insurance Policies for substantially similar premiums, as applicable, as in effect as of the date of this Agreement;

(xvii)    cancel, abandon or otherwise allow to lapse or expire any material Company Owned IP, except, solely with respect to Intellectual Property that has reached its date of final expiration in the Ordinary Course of Business;

(xviii)    cancel, abandon, fail to renew or otherwise allow to lapse or expire any Non-Operational License or any License contemplated by Section 3.20(b)(ii);

(xix)    (A) enter into any line of business or product line other than the existing lines of business and products lines of the Business (including the production of any new SKUs other than with respect to new colors, flavors or aromas of existing products), (B) enter into any line of business in any geographic area other than the existing geographic area of the Business (including new states or countries), (C) except as currently conducted, engage in the conduct of any business in any jurisdiction that would require the receipt or transfer of any License issued by any Governmental Authority, (D) make or change any disease claims or any other therapeutic claims regarding the body, including on product labels, packaging, websites or Social Media Accounts, other than any disease claims or any other therapeutic claims currently made with respect to any specific product or product line, and (E) materially lower the quality and testing standards currently in existence with respect to any products or product lines;

(xx)    incur any Funded Indebtedness for borrowed money (including the issuance of any debt securities, warrants or other rights to acquire any debt security) other than Funded Indebtedness that would be repaid on or prior to the Closing;

(xxi)    transfer, sell, divest or otherwise dispose of or transfer, or permit or suffer to exist the creation of any Lien upon, any properties or assets (tangible or intangible, including any Intellectual Property), product lines or businesses material to the Acquired Companies (taken as a whole), other than (A) in the Ordinary Course of Business, (B) sales of obsolete assets, (C) with respect to assets with a fair market value (reasonably determined by Seller) not in excess of $100,000 individually or $500,000 in the aggregate or (D) pursuant to the terms of any Contract that is in effect as of the date of this Agreement and a copy of which has been made available to Buyer prior to the date of this Agreement; or

(xxii)    agree, authorize or commit to do any of the foregoing.

(c)    Nothing contained in this Agreement is intended to give Buyer or any of its Affiliates, directly or indirectly, the right to control or direct Seller’s, any Acquired Company’s or any of their respective Affiliates’ operations, businesses, properties or assets prior to the Closing. Prior to the Closing, Seller and Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and their Affiliates’ respective operations, businesses, properties and assets.

Section 6.6    Interim Operating Covenants of the Key Persons. From and after the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, none of the Key Persons shall: (a) sell, offer to sell, contract or agree to sell, hypothecate, transfer, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any portion of their Class A Common Units or Class B Common Units; (b) establish any put or call rights with respect to any of their Class A Common Units or Class B Common Units or (c) publicly announce any intention to effect any transaction specified in the foregoing provisions of this Section 6.6.

Section 6.7    Public Disclosure; Bid Confidentiality Agreements; Confidentiality.

(a)    Public Disclosure. Notwithstanding anything to the contrary set forth in this Agreement, from and after the date hereof until the Closing, except (i) for the initial press release or similar public announcement or public communication announcing the entry into this Agreement, which shall be a joint press release made by Buyer and Seller substantially in the form attached as Exhibit I, and (ii) to the extent required to comply with the requirements of any applicable Law, including, for the avoidance of doubt, the rules or regulations of the TSX, NASDAQ or any other applicable securities exchange, no Party or its Representatives shall make any press release or similar public announcement or public communication relating to this Agreement, the Transaction Documents, the transactions contemplated hereby or thereby and all subject matter ancillary hereto or thereto, including the identity or any trade names of Seller or its Subsidiaries, unless any description or discussion of this Agreement, the Transaction Documents, the transactions contemplated hereby or thereby and all subject matter ancillary hereto or thereto to be included in such release, announcement or communication is specifically approved in writing in advance by Buyer and Seller, which approval may be withheld, conditioned or delayed in such

Party’s discretion; provided, that in either case, if applicable Law, including, for the avoidance of doubt, the rules or regulations of the TSX, NASDAQ or another applicable securities exchange so requires, the Party making such determination shall consult with the other Party prior to issuing any such release or announcement to the extent permitted by applicable Law and consider such other Party’s comments in good faith (it being understood that nothing in this Agreement shall be construed to restrict Buyer’s ability to communicate with its Representatives, including Altria, and Altria’s Representatives); provided, that, Buyer shall be deemed to have breached this Section 6.7(a) in the event that any of its Representatives, Altria or Altria’s Representatives makes any press release, announcement or communication that would otherwise be prohibited by Buyer pursuant to this Section 6.7(a)). In addition to the exceptions set forth in this Section 6.7(a), Buyer and its Representatives may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications or to the extent they have been reviewed and previously approved by both Buyer and Seller. Notwithstanding anything in this Section 6.7(a), but subject to the requirements of applicable Law, no press release, public announcement or public communication, whether made prior to or following the Closing, shall include the identity of any Member without such Member’s prior written consent; provided, however, that the identities of Rosenheck, Capobianco, Rader, Jeffrey D. Segal or Gotham Green Partners or funds affiliated therewith may be included in any such press release, public announcement or public communication without such Member’s consent, to the extent such press release, public announcement or public communication is consistent with the other terms of this Section 6.7(a), so long as such press release, public announcement or public communication does not include or identify the specific consideration received by any Member pursuant to the transactions contemplated by this Agreement.

(b)    Bid Confidentiality Agreements.

(i)    Seller shall (A) not terminate, amend or otherwise modify or waive any provision of any Bid Confidentiality Agreement or similar agreement to which Seller or any of its Affiliates is a party or otherwise bound and (B) provide notice to Buyer in the event Seller or any of its Affiliates or any of its or their respective Representatives become aware of any material breach of any such agreements and take any actions reasonably requested by Buyer following such notice in connection therewith.

(ii)    Seller shall assign or cause to be assigned, effective as of the Closing, all of Seller’s or any of its Affiliates’ (other than any of the Acquired Companies) rights under each Bid Confidentiality Agreement or similar agreement to which Seller or any of its Affiliates is a party or otherwise bound.

(c)    Confidentiality. The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate (other than those terms that survive the termination thereof or are otherwise not subject to term limitations pursuant to the terms of the Confidentiality Agreement). If this Agreement is terminated prior to the Closing, then the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 6.8    Exclusive Dealing. The terms of Section 1 and Section 10 of the Exclusivity Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing or earlier termination of this Agreement in accordance with its terms; provided, that Buyer and Seller hereby mutually agree that the Exclusivity Period (as such term is defined in the Exclusivity Agreement) shall, as of the date hereof, be extended to the date and time that the Closing actually occurs or the date and time of the termination of this Agreement in accordance with its terms, as applicable.

Section 6.9    Release.

(a)    Effective as of the Closing, each Party, on its own behalf and on behalf of its former, present and future Affiliates and its and their respective successors, assigns and Representatives (collectively, the “Releasing Parties”), hereby unconditionally and irrevocably waives, releases, remises and forever discharges the other Party (and, additionally, with respect to Buyer, the Acquired Companies), and each of their respective Representatives, Affiliates, successors and assigns, or any former, current or future Representatives or Affiliates of any of the foregoing (whether in such Person’s capacity as a member, equity holder, director, officer, employee or otherwise) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, relating to, arising out of or in any way connected with the dealings of the Acquired Companies from the beginning of time through the Closing (the “Released Claims”); provided, however, that such release shall not operate to release any such Person (i) from any of the terms, conditions, or other provisions or obligations under this Agreement, (including, for the avoidance of doubt, Article 8) or the Transaction Documents, (ii) with respect to any claim of, or liability or other obligation to, the Acquired Companies (or any successors or assigns thereof) against any such Person to the extent resulting from such Person’s status as an employee of the Acquired Companies or (iii) for rights, claims, liabilities, losses and other obligations arising under, related to or connected with any criminal acts (or alleged criminal acts) of any Releasing Parties.

(b)    Each Party acknowledges that the Laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Each Party acknowledges that such provisions are designed to protect a Party from waiving claims which it does not know exist or may exist. Nonetheless, each Party agrees that, effective as of the Closing, each Party shall be deemed to waive any such provision. Each Party further agrees that it shall not, nor permit any of the Releasing Parties to, (i) institute an Action based upon, arising out of, or relating to any of the Released Claims, (ii) participate, assist or cooperate in any such Action or (iii) encourage, assist and/or solicit any third party to institute any such Action.

Section 6.10    Access to Records After Closing.

(a)    Seller Access. Buyer shall, and shall cause the Acquired Companies to, until the seventh anniversary of the Closing Date, retain all Books and Records in existence on the Closing Date. In addition to and not in limitation of the provisions set forth in Article 2 and Section 6.13, for a period of seven years after the Closing Date, Buyer shall, subject to the Access

Limitations, provide Seller and its Representatives reasonable access to all of the Books and Records in connection with any reasonable business purpose to the extent that such access may reasonably be required in connection with matters relating to or affected by the operations of the Acquired Companies prior to the Closing Date, including the preparation of Seller’s or its equity holders’ financial reports or Tax Returns for Pre-Closing Tax Periods, any Tax audits with respect to Pre-Closing Tax Periods, the defense or prosecution of Actions and any other reasonable need of Seller to consult such Books and Records; provided, however, that the foregoing shall not require Buyer or any of its Subsidiaries to disclose any information pertaining to Buyer or its Affiliates other than the Acquired Companies or their Subsidiaries, or any Tax information pertaining to a period other than a Pre-Closing Tax Period or the pre-Closing portions of a Straddle Period. All requests for access and information made pursuant to this Section 6.10(a) shall be initially directed to the Person set forth in Section 6.10(a) of the Buyer Disclosure Schedule, which Person may be replaced by Buyer at any time by providing written notice to Seller, and all such access and information shall be governed by the terms of Section 6.6. In addition, if at any time after the Closing, Buyer or any of its Subsidiaries (including, for the avoidance of doubt, the Acquired Companies), shall desire to dispose of any of such Books and Records prior to the expiration of such seven-year period, Buyer shall, prior to such disposition, give Seller a reasonable opportunity, at Seller’s cost and expense, to segregate and remove such Books and Records as Seller may select.

(b)    Seller may make and retain copies of any Contracts, documents or records of the Acquired Companies to the extent they (i) relate to properties or activities of Seller, other than the Acquired Companies and the Business, (ii) are required to be retained pursuant to applicable Law or (iii) are required to be retained for Tax purposes.

(c)    Buyer Access. In addition to and not in limitation of the provisions set forth in Article 2, Section 6.13 and Section 6.16, for a period following the Closing Date and ending at the earlier of seven years or the dissolution, winding up and termination of Seller and Redwood Design & Supply in accordance with Section 6.16, Buyer and its Representatives shall, subject to the Access Limitations, have reasonable access to all of the books and records of Seller and Redwood Design & Supply to the extent that such access may reasonably be required in connection with matters relating to or affected by the operations of the Acquired Companies, including (i) the preparation of Buyer’s or its equity holders’ financial reports or Tax Returns, (ii) any Tax audits, (iii) the defense or prosecution of Actions and (iv) any other reasonable need of Seller to consult such books and records, including to verify Seller and Redwood Design & Supply’s compliance with Section 6.16; provided, however, that, with respect to clause (iv) of this Section 6.10(c), such access shall not unreasonably interfere with or be unreasonably burdensome for Seller or Redwood Design & Supply or any of their Affiliates or Representatives, including the Retained Entities’ Representative. All requests for access and information made pursuant to this Section 6.10(c) shall be initially directed to the Person set forth in Section 6.10(c) of the Seller Disclosure Schedule, which Person may be replaced by Seller at any time by providing written notice to Buyer, and all such access and information shall be governed by the terms of Section 6.6 (such Person, the “Retained Entities’ Representative”). In addition, if at any time after the Closing, Seller or Redwood Design & Supply shall desire to dispose of any of such books and records prior to the expiration of such period ending at the earlier of seven years or the dissolution, winding up and termination of Seller and Redwood Design & Supply, Seller shall, prior to such disposition, give

Buyer a reasonable opportunity, at Buyer’s cost and expense, to segregate and remove such books and records as Buyer may select.

Section 6.11    Directors’ and Officers’ Indemnification and Exculpation; Resignations.

(a)    Buyer agrees that, to the fullest extent permitted by applicable Law, all rights to indemnification and exculpation for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors or officers (or persons holding similar positions) of any of the Acquired Companies (collectively, the “Covered Persons”) as currently provided for in the applicable Acquired Company’s Organizational Documents or any indemnity or indemnification agreements shall survive the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Closing, but for the avoidance of doubt, such rights to indemnification and exculpation shall only survive to the extent the applicable Acquired Company would have been permitted under applicable Law to indemnify and exculpate such Covered Persons under applicable Law and the applicable Acquired Company’s Organizational Documents as of the date hereof. Without limiting the foregoing, for a period of not less than six years from the Closing, Buyer shall not, and shall not permit the Acquired Companies to, amend, modify or terminate any Organizational Document regarding or related to such indemnification matters in a manner that would adversely affect the rights of any of the Covered Persons under this Section 6.11(a).

(b)    At or prior to the Closing (at Buyer’s sole cost and expense), Buyer shall purchase a six-year extended reporting period endorsement under each existing claims-made insurance policy of the Acquired Companies in effect on the date hereof, providing that such endorsement shall extend the coverage under such policy for a period of six years from the Closing for any claims arising from events which occurred prior to the Closing (the “Tail Policy”). Buyer shall, and shall cause the Acquired Companies to, (i) upon the reasonable request of Seller, make any claim for coverage under any such policy and take any action reasonably requested by Seller to obtain reimbursement for covered losses under any such policy or to otherwise enforce any such policy or any provision thereof, (ii) to the extent practicable, promptly inform Seller of any material communication received by Buyer or any Acquired Company from, or given by Buyer or the Acquired Companies to, any Person issuing any such insurance policy, (iii) to the extent practicable, provide Seller with a reasonable opportunity to review any material written communication from any such insurance provider and provide Seller with a reasonable opportunity to review, before submission, any written communication to such insurance provider, (iv) consult with Seller in advance of any meeting or conference with such insurance provider, to the extent permitted by such insurance provider, and, to the extent permitted by such insurance provider, provide Seller with a reasonable opportunity to attend and participate in such meetings or conferences and (v) upon Seller’s request, promptly furnish to Seller certificates of insurance evidencing such policy.

(c)    The provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person and each other Person entitled to indemnification or coverage under a policy referenced in this Section 6.11, and each such Person’s heirs, legatees, Representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 6.11, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(d)    If Buyer or its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer shall assume all of the obligations of Buyer set forth in this Section 6.11.

(e)    Buyer may request, through written notice to Seller at least three Business Days prior to the Closing, the resignation of the directors, officers or other Persons acting in a similar capacity of any of the Acquired Companies from the position or positions of such director, officer or other Persons acting in a similar capacity identified in such written notice. Sellers shall then cause such directors, officers or other Persons acting in a similar capacity to resign such position or positions, effective as of and conditioned upon the Closing, and shall deliver to Buyer at the Closing the written resignation of each such identified directors, officers or other Persons in customary form (as reasonably determined by Buyer).

Section 6.12    Employment Matters.

(a)    For a period of one year following the Closing Date (the “Continuation Period”), Buyer shall, or shall cause its Affiliates (including the Acquired Companies following the Closing) to, maintain the (i) base salary and target annual cash bonus opportunity of each of the Employees on a basis that is no less favorable than the base salary and target annual cash bonus opportunity of such Employee provided by the Acquired Companies as of the Closing Date and (ii) employee benefits of each of the Employees on a basis that is no less favorable in the aggregate than the employee benefits provided to such Employee by the Acquired Companies as of the Closing Date. Following the Closing, Buyer shall grant one-time long-term incentive awards pursuant to its Option Plan or other applicable long-term incentive plan to those Employees identified in Section 6.12(a) of the Seller Disclosure Schedule. From and after the Closing, Buyer shall, or shall cause its Affiliates or the Acquired Companies to: (i) provide coverage for Employees and their eligible dependents under its or their medical, dental and health plans without interruption of coverage; (ii) cause there to be waived any pre-existing condition, actively at work requirements, waiting periods and any other similar restriction; and (iii) cause applicable employee benefit plans, agreements, programs, policies and arrangements of Buyer or any of its Affiliates (“Buyer Plans”) to honor any expenses incurred by the Employees and their eligible dependents under similar plans of the Acquired Companies prior to the Closing in the plan year in which the Closing occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses, and with respect to any lifetime maximums, as if there had been a single continuous employer. Nothing herein shall prevent Buyer, its Affiliates or the Acquired Companies from terminating the employment of any Employee during the Continuation Period in compliance with applicable Law. Effective as of immediately prior to the Closing Date, Seller shall cause (i) the individuals employed by Laurel Canyon, Seller or any of Seller’s Subsidiaries (other than the Acquired Companies) to become Employees and (ii) the Benefit Plans and employee-related operations identified on Section 6.12(a)(ii) of the Seller Disclosure Schedule to be transferred to one of the Acquired Companies; provided, however, that, Seller may, in lieu of transferring the Contract included as Item 1 of Section 6.12(a)(ii) of the Seller Disclosure Schedule, following consultation with Buyer, cause an Acquired Company to enter into a new Contract that provides for all material services or operations as those provided by such item on substantially similar terms in all material respects.

(b)    For purposes of eligibility, level of benefits, vesting and benefit accruals under each Buyer Plan, Buyer shall, and shall cause its Affiliates or the Acquired Companies to give each Employee full credit under each such Buyer Plan for all service with the Acquired Companies, its Affiliates and any predecessor employer prior to the Closing to the same extent as such service was recognized for such purpose by the Acquired Companies and/or its Affiliates prior to the Closing; provided, however, that such service shall not be credited for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent that it would result in a duplication of benefits. Buyer and the Acquired Companies shall be solely responsible for complying with the requirements of Section 4980B of the Code with respect to any “M&A qualified beneficiary,” as that term is defined in Treasury Regulation Section 54.4980B-9.

(c)    Without limiting the generality of Section 6.6, prior to making any written or oral communications to the directors, officers or Employees of the Acquired Companies pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Seller shall provide Buyer with a copy of the intended communication, Buyer shall have a reasonable period of time to review and comment on the communication, and Seller shall consider any such comments in good faith.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Section 6.12 shall: (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, program, arrangement, contract or practice (including any Benefit Plan); (ii) subject to compliance with the other provisions of this Section 6.12, otherwise limit the right of Buyer or its Affiliates, to amend, modify or terminate any employee benefit plan, program, arrangement, contract or practice; or (iii) create any third-party beneficiary rights in any Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Employee by Buyer, the Acquired Companies or any of their Affiliates or under any benefit plan which Buyer, the Acquired Companies or any of their Affiliates may maintain.

Section 6.13    Tax Matters.

(a)    Buyer shall, at its own cost and expense, prepare or cause to be prepared all income Tax Returns for the Acquired Companies for all Pre-Closing Tax Periods that have not yet been filed as of the Closing Date and the due date of which (including extensions) is after the Closing Date. All such Tax Returns shall be prepared consistent with the past practice of the Acquired Companies, except as otherwise required by applicable Law. At least 30 days prior to the due date for each such Tax Return, Buyer shall submit such Tax Return to Seller for Seller’s review. If Seller objects, in good faith, to any item on any such Tax Return, Seller shall, within 15 days after receipt of such income Tax Return, notify Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If such a written notice of objection is delivered to Buyer, Buyer and Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Buyer and Seller are unable to reach such agreement within ten days after receipt by Buyer of such written notice, then the disputed items shall be resolved by the Independent Accountant, and any written determination by the Independent Accountant shall be final, binding and non-appealable on the Parties absent manifest error or fraud (and in the event of such manifest error the determination shall be referred back to such Independent Accountant to correct the same). The Independent Accountant shall resolve any disputed items within ten days of having the item referred to it pursuant to such procedures as it may require or as promptly as practicable thereafter. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller.

(b)    Buyer shall, at its cost and expense, prepare or cause to be prepared and file or cause to be filed (i) all income Tax Returns (if any) for the Acquired Companies for all Straddle Periods and (ii) all Tax Returns (other than income Tax Returns described in Section 6.13(a) and Section 6.13(c)) that have not been filed as of the Closing Date, that relate to a Pre-Closing Tax Period and that are due (taking into account extensions) after the Closing Date. All such Tax Returns shall be prepared consistent with the past practice of the Acquired Companies, except as otherwise required by applicable Law. At least 30 days prior to the due date for each such Tax Return prepared by Buyer, Buyer shall submit such Tax Return to Seller for Seller’s review. If Seller objects, in good faith, to any item on any such Tax Return, Seller shall, within 15 days after delivery of such income Tax Return, notify Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If such a written notice of objection is delivered to Buyer, Buyer and Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Buyer and Seller are unable to reach such agreement within ten days after receipt by Buyer of such notice, then the disputed items shall be resolved by the Independent Accountant, and any determination by the Independent Accountant shall be final, binding and non-appealable on the Parties absent manifest error or fraud (and in the event of such manifest error the determination shall be referred back to such Independent Accountant to correct the same). The Independent Accountant shall resolve any disputed items within ten days of having the item referred to it pursuant to such procedures as it may require or as promptly as practicable thereafter. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller.

(c)    To the extent permitted by applicable Law, all income Tax deductions of the Acquired Companies that relate to deductible expenses of the Acquired Companies incurred in connection with the transactions contemplated by this Agreement (including those related to the payment of Closing Company Transaction Expenses and Closing Funded Indebtedness, and all payments to employees or other service providers of the Acquired Companies) shall be reported on the income Tax Returns of the Acquired Companies for the taxable period that ends on the Closing Date (or in the case of any income Tax Return for any Straddle Period, shall be allocated to the pre-Closing portion of such Straddle Period).

(d)    If (i) a Governmental Authority asserts any audits or other Action with respect to Taxes against the Acquired Companies and (ii) Seller (or any direct or indirect owner of Seller) is reasonably expected to be responsible for any portion of the related Taxes (any such audit or other Action, a “Tax Claim”), then the Party first receiving notice (whether directly, or indirectly through an Affiliate of such Party) of such Tax Claim shall promptly provide to the other Party a written notice specifying in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Governmental Authority in respect of such Tax Claim; provided, however, that the failure of such Party to give such prompt and detailed notice shall not relieve the other Party of any of its obligations under this Section 6.13(d), except if and only to the extent that the other Party is actually and materially prejudiced thereby. If, within ten days after Seller receives notice of a Tax Claim (whether from a Governmental Authority or pursuant to the first sentence of this Section 6.13(d)), Seller provides to Buyer a written notice in which Seller elects to contest, and to control the defense or prosecution of, such Tax Claim, then, subject to the provisions of this Section 6.13(d), Seller shall have the right to defend or prosecute and the right to control, at Seller’s cost and expense, such Tax Claim by all appropriate proceedings. For any such Tax Claim the defense or prosecution of which Seller elects to control (a “Seller Controlled Proceeding”), (A) Seller shall defend or prosecute the Tax Claim diligently and in good faith, (B) Seller shall not, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, enter into any compromise or settlement of such Tax Claim that is reasonably expected to result in any material Tax for which Buyer or the Acquired Companies would be responsible or otherwise materially adversely impact Buyer or the Acquired Companies with respect to a taxable period that ends after the Closing Date, (C) Seller shall inform Buyer of all material developments and events relating to such Tax Claim (including providing to Buyer copies of relevant portions of all written materials relating to such Tax Claim), (D) the Parties shall cooperate with each other and each Party’s Representatives in good faith in order to contest effectively such Tax Claim and (E) Buyer and its Representatives shall be entitled, at the expense of Buyer, to attend and participate in all conferences, meetings and proceedings relating to such Tax Claim. Buyer shall have the right to control all Tax Claims (other than a Seller Controlled Proceeding); provided, that (1) Buyer shall defend or prosecute the Tax Claim diligently and in good faith, (2) Buyer shall inform Seller of all material developments and events relating to such Tax Claim (including providing to Seller copies of relevant portions of all written materials relating to such Tax Claim), in each case, with respect to any issues in such Tax Claim for which Seller is reasonably expected to have a liability or other obligation pursuant to this Agreement, (3) the Parties shall cooperate with each other and each Party’s Representatives in good faith in order to contest effectively such Tax Claim, (4) Seller and its Representatives shall be entitled, at Seller’s cost and expense, to attend and participate in all conferences, meetings and proceedings with respect to any issues in such Tax Claim for which Seller is reasonably expected to have a liability or other obligation pursuant to this Agreement and (5) Buyer shall not, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, enter into any compromise or settlement of any issues in such Tax Claim for which Seller is reasonably expected to be responsible.

(e)    The Estimated Cash Purchase Price (as adjusted pursuant to this Agreement and as increased by the amounts treated as assumed liabilities of the Acquired Companies for federal income tax purposes and other amounts treated as taxable sales consideration for federal income tax purposes) shall be allocated to the assets of the Acquired Companies for all Tax purposes in accordance with their respective fair market values pursuant to an allocation schedule to be prepared by Seller after the Closing in accordance with the applicable principles of Section 1060 of the Code and using the methodologies set forth in Section 6.13(e) of the Seller Disclosure Schedule (the “Asset Allocation”). Within 60 days after the Closing Date, Seller shall deliver a copy of its initial determination of the Asset Allocation to Buyer. Buyer shall, within 45 days after receipt of the initial determination of the Asset Allocation by Seller, notify Seller if it disagrees with such initial determination, and if Buyer does not so notify Seller within such 45 days, the initial Asset Allocation shall be final, binding and non-appealable on the Parties. If Buyer disagrees with such initial Asset Allocation, Buyer and Seller shall make a good faith effort to resolve the dispute. If Buyer and Seller have been unable to resolve their differences within 30 days after Seller has been notified of Buyer’s disagreement with the initial Asset Allocation, then any remaining disputed issues shall be submitted to the Independent Accountant, who shall resolve the disagreement in a final, binding and non-appealable manner in accordance with the dispute resolution procedures set forth in Section 2.1 of this Agreement. Buyer and Seller will (i) prepare all Tax books, records and filings (including IRS Forms 8594) in a manner consistent with the Asset Allocation (as determined pursuant to this Section 6.13(e)) and (ii) not take any action inconsistent therewith with respect to Tax matters.

(f)    Buyer shall pay and be solely responsible for any sales, use, real property transfer or gains tax, stamp tax, stock transfer tax or other similar Tax imposed as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) and any penalties or interest with respect to the Transfer Taxes. Buyer shall file, and Seller shall fully cooperate with Buyer in the filing of, any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns. The Parties shall cooperate to minimize or avoid any Transfer Taxes that might be imposed to the extent permitted by applicable Law.

(g)    Without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, neither the Acquired Companies nor Buyer shall (i) file or amend or permit the Acquired Companies to file or amend any Tax Return relating to Pre-Closing Tax Period or Straddle Period of the Acquired Companies, (ii) file, or permit the Acquired Companies to file, any Tax Return relating to Pre-Closing Tax Period or Straddle Period of any Acquired Company in any jurisdiction in which the Acquired Companies did not file Tax Returns for such period, (iii) extend or waive, or cause to be extended or waived, or permit the Acquired Companies to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period or Straddle Period of any Acquired Company, (iv) make or change or permit the Acquired Companies to make or change any Tax election or accounting method with respect to the Acquired Companies that has retroactive effect to any Pre-Closing Tax Period or Straddle Period or (v) initiate a voluntary disclosure or similar process with respect to any Pre-Closing Tax Period or any Straddle Period of the Acquired Companies.

(h)    Buyer shall cause the Acquired Companies to pay to Seller any and all refunds of Pre-Closing Taxes (including interest thereon), except to the extent such refund is reflected in the calculation of Working Capital. Promptly after (and in any event within ten days following) any receipt of such a refund by the Acquired Companies (the “Refund Remittance Date”), Buyer or an Affiliate thereof, Buyer shall cause such refund to be remitted by the Acquired Companies to the Members in accordance with their Pro Rata Share by wire transfer of immediately available funds to such account or accounts as may be designated in writing by Seller no later than two Business Days following the Refund Remittance Date or, if Seller fails to provide the necessary name of the applicable institutions and account information with respect to such payments within two Business Days following the Refund Remittance Date, Buyer shall make such payments, or cause such payments to be made, as promptly as practicable following Seller’s delivery of such information to Buyer.

(i)    Any payment made pursuant to this Section 6.13 shall, for Tax purposes, be deemed to be adjustments to the Aggregate Consideration, to the maximum extent permitted by Law.

Section 6.14    Restricted Names. Within two Business Days after the Closing Date, Seller shall, and shall cause its Subsidiaries to (a) take all action necessary to change its name to a name that is not confusingly similar to a Restricted Name, including by amending and restating the Organizational Documents of Seller and its Subsidiaries, (b) take all actions and execute all documents and make all filings as may be necessary to evidence any such name changes, (c) cease and discontinue all uses of the Restricted Names, (d) destroy all inventory, packaging, labeling and other tangible property bearing any Company Owned IP and/or the Restricted Names and all embodiments of any Company Owned IP or the Restricted Names and (e) eliminate the Restricted Names from, revise, paint over or otherwise permanently obscure the Restricted Names on any public-facing materials (including any publicly distributable documents and other digital or physical public-facing materials bearing such Restricted Names), including email addresses, owned or controlled by Seller or its Subsidiaries after the Closing Date.

Section 6.15    Intercompany Arrangements.

(a)    Seller shall, and shall cause its Affiliates to, take such action and make such payments as necessary so that, prior to or concurrently with the Closing and without any liability or other obligation of the Acquired Companies following the Closing, the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, shall settle, discharge, offset, pay, repay in full, capitalize, terminate, commute or extinguish all Intercompany Balances (the “Intercompany Balance Payoff”), including any accrued and unpaid interest to but excluding the date of payment, for the amount due.

(b)    Seller shall, and shall cause its Affiliates to, take such action as necessary to terminate, prior to or concurrently with the Closing and without any liability or other obligation of the Acquired Companies, all Intercompany Contracts. For the avoidance of doubt, the agreements between or among Acquired Companies (to which no Subsidiary or Affiliate of Seller that is not an Acquired Company is party) shall remain in full force and effect following the Closing, each in accordance with their respective terms.

(c)    Notwithstanding anything to the contrary in this Section 6.15, the Parties acknowledge and agree that the assets and liabilities indicated on the Example Statement of Working Capital to be transferred to the Acquired Companies shall be so transferred.

Section 6.16    Non-Dissolution.

(a)    For a period of three years following the Closing (provided that, in the event there are any Pending Claims by any Buyer Indemnified Parties at the expiration of such three-year period, then such three-year period shall be extended until any Pending Claims have been resolved by a Final Determination) (such period, as may be extended pursuant to the foregoing proviso, the “Non-Dissolution Period”), Seller shall, and shall cause Redwood Design & Supply to (i) continue to remain in operation without taking any actions to effect a dissolution or wind-down proceeding or otherwise winding up its assets or terminating its existence, or taking any similar action (including a “complete distribution” pursuant to Section 10.3 of the Seller LLC Agreement), (ii) comply with applicable Law and (iii) maintain appropriate books and records. Upon the Closing, each of Seller and Redwood Design & Supply will have a level of cash in its bank accounts in an amount greater than or equal to $1,250,000. Seller shall, and shall cause Redwood Design & Supply to, provide Buyer with (A) interim balance sheets on a quarterly basis throughout the Non-Dissolution Period and (B) reasonably prompt notice of any Actions brought against Seller, Redwood Design & Supply or any of their respective Affiliates during the Non-Dissolution Period.

(b)    For the Non-Dissolution Period, neither Seller nor Redwood Design & Supply shall: (i) form any new Subsidiaries; (ii) effect a division under applicable Law; (ii) effect a merger where Seller or Redwood Design & Supply, as applicable, would not be the surviving entity in such merger, or transfer or dispose of all or substantially all of its assets; (iii) issue any additional shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto; (iv) adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto; (v) declare, set aside, make or pay any contribution, dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for contributions, dividends or other distributions required by Section 4.4 of the Seller LLC Agreement; (vi) amend or propose any change in its Organizational Documents; or (vii) conduct any business, acquire any assets, incur through affirmative actions any liabilities or other obligations of any nature, other than in connection with the express obligations set forth in this Agreement, including the obligation to remain in operation during the Non-Dissolution Period, or those incidental thereto or immaterial in nature and amount.

Section 6.17    Non-Compete; Non-Solicitation; Non-Disparagement.

(a)    Without limiting the provisions of Section 6.16, from the Closing Date until the date that is three years from the Closing Date, Seller and its Subsidiaries shall not, directly or indirectly (i) engage in any business that competes, directly or indirectly, with Buyer or the Acquired Companies or its or their Affiliates, including any business that manufactures, produces, brands, researches, develops, licenses, leases, sells or distributes Cannabis or Cannabis-related products and/or services related to any of the foregoing, in each case within the United States or Canada or (ii) acquire any interest (financial or otherwise) in, or right to obtain any interest in, any Person that engages in any of the activities set forth in clause (i) of this Section 6.17(a).

(b)    Without limiting the provisions of Section 6.16, from the Closing Date until the date that is three years from the Closing Date, Seller agrees that it and its Subsidiaries shall not, directly or indirectly, induce or solicit any director, officer or employee of Buyer or its Affiliates to leave the service or employment of Buyer or its Affiliates or hire any such director, officer or employee as an employee or as a consultant.

(c)    Each Party agrees that, from the Closing Date until the date that is three years from the Closing Date, neither it nor any of its Subsidiaries or its or any of their respective Representatives shall, or shall encourage any other Person to, in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or its Representatives, or any of the other Party’s businesses, products or services, including in any press release or other publicly available format or to any journalist or member of the media (including, in a television, radio, newspaper or magazine interview).

(d)    Seller acknowledges that on the terms and subject to the conditions set forth in this Agreement, as a result of the transactions contemplated by this Agreement, Seller will receive direct and substantial economic benefit in exchange for the sale, assignment, transfer, conveyance and delivery of all of its direct and indirect ownership interests in the Acquired Companies and the Business.

Section 6.18    Transfer of Contracts. Prior to the Closing, Seller shall, and shall cause Redwood Supply & Design to, transfer to one of the Acquired Companies each Contract to which Seller or Redwood Supply & Design is a party that is material to the operation of the Business, including each of the Contracts set forth on Section 6.18 of the Seller Disclosure Schedule.

Section 6.19    Further Assurances. Each of the Parties shall promptly execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated hereby. If, following the Closing, any Party or any Representative thereof discovers that there are any assets, properties, licenses, Contracts or other rights necessary to the operation of the Business as currently conducted that are held by Seller or any of its Subsidiaries other than the Acquired Companies, Seller shall transfer and convey, or shall cause to be transferred and conveyed, as promptly as reasonably practicable, all right, title and interest to such assets, properties, licenses, Contracts or other rights to the Acquired Companies, in each case, for no additional consideration.

Section 6.20    RWI Policy. In the event that Buyer obtains, at its sole cost and expense, one or more representation and warranty insurance policy or policies providing coverage in connection with this Agreement (collectively, the “RWI Policy”), Buyer agrees that the terms of any such RWI Policy shall include that (a) except with respect to claims of actual fraud (and not constructive) in connection with, arising out of or otherwise related to the express written representations and warranties made by Seller in this Agreement and in any Transaction Document, the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against Seller and (b) Seller is an intended third-party beneficiary of such waiver. Buyer agrees that it shall not amend the RWI Policy in any manner adverse to Seller (including with respect to the subrogation provisions or the exclusion provisions) without Seller’s express prior written consent.

Section 6.21    Social Media Account Transfer. Seller shall at or within five days after the Closing, provide to Buyer all user names, passwords, login information and any other information reasonably required for Buyer or one of the Acquired Companies to access and control each of the Social Media Accounts set forth on Section 3.11(a)(ii) of the Seller Disclosure Schedule, and shall, during the 30 days following the Closing, take all further actions reasonably requested by Buyer that are necessary for the transfer of control of such Social Media Accounts, if any.

Section 6.22    Transition Planning. From and following the execution and delivery of this Agreement, Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to take such actions with respect to transition planning matters as set forth in Section 6.22 of the Seller Disclosure Schedules.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1    Conditions to Mutual Obligations. The respective obligations of the Parties to effect the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, waiver, at or prior to the Closing, of each of the following conditions:

(a)    Regulatory Approvals. The waiting period (including any extensions thereof, including those related to any timing agreements with an applicable Governmental Authority) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b)    No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and prohibits the consummation of the transactions contemplated by this Agreement.

(c)    TSX Approval; NASDAQ Listing. The TSX Approval shall have been obtained, subject to the Standard Listing Conditions. The Stock Consideration shall have been authorized and approved for listing, subject to official notice of issuance, on NASDAQ.

Section 7.2    Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver, at or prior to the Closing, of each of the following conditions:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties: (A) set forth in the last sentence of Section 3.9 (Absence of Certain Changes or Events) shall have been true and correct in all respects as of the date of this Agreement; (B) set forth in Section 3.2(b) (Authorization) shall have been true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time); (C) that are Fundamental Representations (other than the representations and warranties set forth in Section 3.2(b) (Authorization) and Section 3.6 (Capitalization)) that are qualified by limitations as to “materiality” or “Material Adverse Effect” or limitations of similar import set forth therein shall have been true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time); (D) that are Fundamental Representations (other than the representations and warranties set forth in Section 3.2(b) (Authorization) and Section 3.6 (Capitalization)) and that are not qualified by limitations as to “materiality” or “Material Adverse Effect” or limitations of similar import set forth therein shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time); (E) set forth in Section 3.6 (Capitalization) shall have been true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time); and (F) set forth in Article 3 (other than those set forth in the foregoing clauses (A) through (E) of this Section 7.2(a)(i)), without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or limitations of similar import set forth therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (F), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)    Each of the representations and warranties (A) set forth in Article 4 (other than Section 4.3 (Interests in the Business)) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time) and (B) set forth in Section 4.3 (Interests in the Business) shall have been true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time).

(b)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect.

(c)    Performance of Obligations.

(i)    Seller shall have performed, in all material respects, all obligations that are required to be performed by it at or prior to the Closing.

(ii)    Each of the Key Persons shall have performed, in all material respects, all obligations that are required to be performed by them at or prior to the Closing.

(d)    No Governmental Action. Since the date of this Agreement, no Governmental Authority has initiated any Action that remains pending or otherwise in effect or binding on Seller, any of its Subsidiaries or the Business seeking to prohibit the transactions contemplated by this Agreement.

(e)    Officer’s Certificate.

(i)    Buyer shall have received from Seller a certificate of an authorized officer of Seller certifying that the conditions set forth in Section 7.2(a)(i), Section 7.2(b) and Section 7.2(c)(i) have been satisfied.

(ii)    Buyer shall have received from Seller a certificate of the Key Persons certifying that the conditions set forth in Section 7.2(a)(ii) and Section 7.2(c)(ii) have been satisfied.

(f)    Other Deliverables. Seller shall have delivered, or caused to be delivered, the agreements and documents required to be delivered at or prior to the Closing pursuant to Section 1.4.

(g)    Transaction Documents. Each of the Employment Agreements, Restrictive Agreements, Contribution and Waiver Agreement, the NR Termination Agreement, Termination Agreements and Lockup Agreement remain in full force and effect.

Section 7.3    Conditions to Obligations of Seller. The obligations of Seller to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver, at or prior to the Closing, of each of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties: (i) that are Buyer Fundamental Representations that are qualified by limitations as to “materiality” or “material adverse effect” or limitations of similar import set forth therein shall have been true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time); (ii) that are Buyer Fundamental Representations that are not qualified by limitations as to “materiality” or “material adverse effect” or limitations of similar import set forth therein shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such date or period of time); and (iii) set forth in Article 5 (other than those set forth in the foregoing clauses (i) and (ii) of this Section 7.3(a)) shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing as though made of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except in the case of this clause (iii), for any failure of any such representation or warranty to be true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b)    Performance of Obligations. Buyer shall have performed in all material respects all obligations that are required to be performed by it under this Agreement at or prior to the Closing.

(c)    Officer’s Certificate. Seller shall have received from Buyer a certificate of an authorized officer of Buyer certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)    Other Deliverables. Buyer shall have delivered, or caused to be delivered, the agreements and documents required to be delivered at or prior to the Closing pursuant to Section 1.5.

ARTICLE 8

INDEMNIFICATION

Section 8.1    Survival.

(a)    The representations and warranties set forth in this Agreement or referenced in the certificates contemplated by Section 7.2(e) and Section 7.3(c) (and any rights arising out of any breach of such representations or warranties) shall survive the Closing; provided, that: (i) such representations and warranties, other than the Fundamental Representations, the Buyer Fundamental Representations, the IP Ownership Representations and those set forth in Section 3.18 (Taxes) that are not Fundamental Representations, in each case, shall only survive the Closing for a period of 12 months from and including the Closing Date (other than those set forth in Section 3.30 (No Other Representations), Section 4.4 (No Other Representations) and Section 5.17 (No Other Representations), which shall survive the Closing indefinitely); (ii) the IP Ownership Representations shall survive the Closing for a period of two years from and including the Closing Date; and (iii) the Fundamental Representations, the Buyer Fundamental Representations and the representations and warranties set forth in Section 3.18 (Taxes) that are not Fundamental Representations, in each case, shall survive the Closing for a period ending on the date of the dissolution of Seller and Redwood Design & Supply (subject to Section 6.16). Upon expiration of any such representation or warranty, subject to Section 8.1(c), any rights arising out of any breach of such representations or warranties shall expire and no claims with respect thereto shall be made by any Person for indemnification under Section 8.2, Section 8.3 or otherwise thereafter.

(b)    The covenants and agreements contained in this Agreement that require performance in full prior to the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive the Closing and expire one year after the Closing Date, and the covenants and agreements in this Agreement that by their terms apply or are to be performed, in whole or in part, after the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive for the period provided in such covenants and agreements, if any, or until fully performed or otherwise satisfied.

(c)    This Article 8 shall survive the Closing and shall remain in effect (i) with respect to Section 8.2(a) and Section 8.3(a) so long as the relevant representations and warranties survive, (ii) with respect to Section 8.2(b) and Section 8.3(b), so long as the relevant covenants survive pursuant to Section 8.1(b), (iii) with respect to Section 8.2(c), until the date of the dissolution of Seller and Redwood Design & Supply (subject to Section 6.16), and (iv) with respect to Section 8.2(d), until the date of the dissolution of Seller and Redwood Design & Supply (subject to Section 6.16).

(d)    The Parties hereby acknowledge and agree that (i) any claim for indemnification pursuant to this Article 8 or as otherwise contemplated by this Agreement must be asserted (A) in accordance with Section 8.6 with respect to any Third-Party Claim and (B) with respect to such other claims for indemnification, subject to the additional terms and conditions set forth in Section 8.5, in writing, with reasonable specificity as to the basis for such claim, the amount or the estimated amount of Losses sought, to the extent then ascertainable (which estimate shall not be conclusive of the final amount of the claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (such a writing, a “Notice of Loss”) and, in each case, actually received by the intended recipient prior to the expiration of the applicable survival period, (ii) the survival periods set forth in Section 8.1(a), Section 8.1(b) and Section 8.1(c) are contractual statutes of limitations and (iii) any claim for indemnification pursuant to this Article 8 or as otherwise contemplated by this Agreement asserted in good faith and in accordance with clause (i) of this Section 8.1(c) shall not thereafter be barred by the expiration of such survival period until a Final Determination shall have been made with respect to such claim and satisfied.

Section 8.2    Indemnification by Seller. Subject to the limitations set forth in Section 8.4, Seller hereby agrees that, from and after the Closing, Seller and/or Redwood Design & Supply (it being understood and agreed that Seller shall cause Redwood Design & Supply to satisfy any such obligations) shall indemnify, defend and hold harmless Buyer and its Affiliates (including, for the avoidance of doubt, the Acquired Companies), and its and their respective directors, managers, officers, successors and permitted assigns, in each case, in their capacity as such (the “Buyer Indemnified Parties”) from and against any and all Losses actually suffered or incurred by any of the Buyer Indemnified Parties, to the extent arising out of: (a) any inaccuracy in or breach of any of the representations and warranties of Seller in Article 3 or the Key Persons in Article 4 and, in each case, the references thereto in the certificate contemplated by Section 7.2(e), for the period such representations and warranties survive pursuant to Section 8.1 (provided, that for purposes of determining the existence of any such inaccuracy or breach or the amount of any Losses with respect thereto, all such representations and warranties that are qualified as to materiality, “Material Adverse Effect” or any other qualifier of similar import shall be deemed to be not so qualified, except with respect to the term “Material Contract” and except with respect to the representations and warranties set forth in Section 3.7(b), Section 3.8 and Section 3.9); (b) any breach of any covenant or agreement of Seller or the Key Persons in this Agreement for the period such covenant or agreement survives pursuant to Section 8.1; (c) the items set forth in Section 8.2 of the Seller Disclosure Schedule (the “Special Indemnity Items”); and (d) any Indemnified Taxes.

Section 8.3    Indemnification by Buyer. Subject to the limitations set forth in Section 8.4, Buyer hereby agrees that, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, and its and their respective directors, managers, officers, successors and permitted assigns, in each case, in their capacity as such (the “Seller Indemnified Parties”) from and against any and all Losses actually suffered or incurred by any of the Seller Indemnified Parties, to the extent arising out of: (a) any inaccuracy in or breach of any of the representations and warranties of Buyer in Article 5 and the references thereto in the certificate contemplated by Section 7.3(a), for the period such representations and warranties survive pursuant to Section 8.1 (provided, that for purposes of determining the existence of any such inaccuracy or breach or the amount of any Losses with respect thereto, all such representations and warranties that are qualified as to materiality or any other qualifier of similar import shall be deemed to be not so qualified); or (b) any breach of any covenant or agreement of Buyer in this Agreement for the period such covenant or agreement survives pursuant to Section 8.1.

Section 8.4    Limitations.

(a)    Seller and Redwood Design & Supply shall not be liable to any of the Buyer Indemnified Parties for any Losses pursuant to Section 8.2(a) (other than with respect to any Loss arising out of any breach or inaccuracy of the Fundamental Representations, including references thereto in the certificate contemplated by Section 7.2(e)) (“General Losses”), unless the aggregate of all General Losses for which Seller would otherwise be liable exceeds an amount equal to $2,250,000 (the “Deductible”), and then only for General Losses in excess of the Deductible.

(b)    Buyer shall not be liable to any of the Seller Indemnified Parties for any Losses pursuant to Section 8.3(a) (other than with respect to any Loss arising out of the Buyer Fundamental Representations, including references thereto in the certificate contemplated by Section 7.2(e)) unless the aggregate of all Losses therefrom for which Buyer would otherwise be liable exceeds the Deductible, and then only for Losses in excess of the Deductible.

(c)    Seller and Redwood Design & Supply shall not be liable to any of the Buyer Indemnified Parties pursuant to Section 8.2(a) for any individual Loss (or series of related Losses arising from a common set of facts), unless such individual Loss (or series of related Losses arising from a common set of facts) exceeds $25,000 (the “Mini-Basket”), and any such individual Losses (or series of related Losses arising from a common set of facts) not in excess of the Mini-Basket shall not be aggregated for purposes of calculating the Deductible. For the avoidance of doubt, for purposes of this Section 8.4(c), with respect to Tax matters, two or more Losses shall be considered a series of related Losses arising from a common set of facts to the extent such Losses relate to the same underlying Tax matter or Tax reporting position, regardless of whether such Losses arise or are assessed (x) with respect to more than one taxable period, (y) in more than one jurisdiction or (z) with respect to or against more than one taxpayer.

(d)    Buyer shall not be liable to any of the Seller Indemnified Parties pursuant to Section 8.3(a) for any individual Loss (or series of related Losses arising from a common set of facts), unless such individual Loss (or series of related Losses arising from a common set of facts) exceeds the Mini-Basket, and any such individual Losses (or series of related Losses arising from a common set of facts) not in excess of the Mini-Basket shall not be aggregated for purposes of calculating the Deductible.

(e)    With respect to General Losses, the sole and exclusive source of recovery for indemnification available to the Buyer Indemnified Parties shall be the then-remaining funds held in the Indemnity Escrow Account. With respect to any Losses arising out of the Fundamental Representations or IP Ownership Representations, any breach of any covenant or agreement of Seller or the Key Persons, the Special Indemnity Items or any Indemnified Taxes, the sole and exclusive source of recovery for indemnification available to the Buyer Indemnified Parties shall be (i) first, the then-remaining funds held in the Indemnity Escrow Account, and (ii) second, from Seller and/or Redwood Design & Supply (it being understood and agreed that Seller shall cause Redwood Design & Supply to satisfy any such obligations).

(f)    Notwithstanding anything to the contrary set forth in this Agreement, no Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party”) shall be entitled to indemnification, payment or reimbursement (i) under any provision of this Agreement for any amount to the extent such Person has been indemnified, paid or reimbursed for such amount under any other provision of this Agreement or under any other agreement, arrangement or understanding or (ii) with respect to any Loss under this Article 8 to the extent such Loss would be duplicative of any amount included in the calculation and payment of the Net Adjustment Amount pursuant to Section 2.2.

(g)    The right of a Person to any remedy pursuant to this Article 8 shall not be affected by any investigation or examination conducted, or any knowledge possessed or acquired (or capable of being possessed or acquired), by such Person at any time concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation. No Person shall be required to show reliance on any representation, warranty, certificate or covenant in order for such Person to be entitled to indemnification, compensation or reimbursement hereunder.

(h)    Notwithstanding anything to the contrary set forth in this Agreement, Seller and Redwood Design & Supply shall not have any obligation or be liable for any Losses to the extent such Losses primarily arise out of any voluntary act, omission, transaction or arrangement carried out by or on behalf of Buyer, any of its Subsidiaries or any of its or their respective Representatives (other than as expressly required by this Agreement); provided, that, with respect to any Loss arising out of any inaccuracy in or breach of the representations and warranties set forth in Section 3.18 (Taxes) that are not Fundamental Representations, this Section 8.4(g) shall apply only to the extent that, at the time of such voluntary act, omission, transaction or arrangement that gave rise to such Loss, Buyer had actual knowledge of such inaccuracy or breach or such inaccuracy or breach would have been reasonably expected.

(i)    Seller and Redwood Design & Supply shall not be liable to any of the Buyer Indemnified Parties pursuant to Section 8.2(a) for any Taxes arising out of those representations and warranties set forth in Section 3.18 (Taxes) or for any Indemnified Taxes except to the extent that such Taxes are allocable to a Pre-Closing Tax Period. For purposes of determining the amount of Taxes allocable to any Pre-Closing Tax Period, the Straddle Period shall be considered to consist of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of Seller for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of Seller were closed at the close of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as property Taxes and depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis.

(j)    Each Indemnified Party shall use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, including seeking recovery or obtaining payment for any Losses under any and all insurance policies that apply or may apply to such Losses, to the extent it would be commercially reasonable to do so. In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no obligation or liability for any portion of such Loss that would have reasonably been expected to have been avoided had the Indemnified Party made such efforts. Without limiting the generality of the foregoing, after an Indemnified Party acquires knowledge of any fact or circumstance that results in or reasonably would be expected to result in an indemnified Loss or a Third-Party Claim for which the Indemnifying Party may have an obligation or liability to such Indemnified Party, such Indemnified Party shall notify the Indemnifying Party promptly and shall implement such reasonable actions as the Indemnifying Party shall request in writing for the purposes of mitigating the possible Losses arising therefrom.

Section 8.5    Direct Claim Indemnification Procedures. The Notice of Loss shall be provided to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware that it has incurred or suffered a Loss (other than in connection with or related to a Third-Party Claim, which shall be governed by Section 8.6). Notwithstanding anything to the contrary set forth in the first sentence of this Section 8.5, but subject to Section 8.1(d), any failure to provide the Indemnifying Party with a Notice of Loss, or any failure to provide a Notice of Loss as soon as practicable after the Indemnified Party becomes aware that it has incurred or suffered a Loss (other than in connection with or related to a Third-Party Claim, which shall be governed by the provisions of Section 8.6), shall not relieve any Indemnifying Party from any obligations that it may have to the Indemnified Party under this Section 8.5 except to the extent that the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to give such Notice of Loss. The Indemnifying Party shall have 45 days following the receipt of a Notice of Loss to respond in writing to such Notice of Loss. If the Indemnifying Party fails to respond to a Notice of Loss in writing within 45 days following the receipt thereof, the Indemnifying Party shall be deemed to have rejected the claims made in such Notice of Loss. If the Indemnifying Party affirmatively elects not to dispute a claim described in a Notice of Loss, then the amount of such claim, as set forth in such Notice of Loss, shall be deemed to be an obligation or liability of such Indemnifying Party payable pursuant to Section 8.9. If the Indemnifying Party timely responds in writing disputing any claim in a Notice of Loss, the Indemnifying Party and the Indemnified Party, for 45 days following the Indemnified Party’s receipt of the Indemnifying Party’s written response, shall use their commercially reasonable efforts to settle (without an obligation to settle) the claims for indemnification set forth in the applicable Notice of Loss. If the Indemnifying Party and the Indemnified Party have not reached a settlement within such 45 days, subject to Section 10.1, the Indemnifying Party and the Indemnified Party shall be entitled to seek enforcement of their respective rights under this Article 8.

Section 8.6    Third-Party Claim Procedures.

(a)    In the event that any written claim, demand or other claim for which an indemnifying party (an “Indemnifying Party”) may have an obligation or liability to any Indemnified Party under this Article 8 is asserted against or sought to be collected from any Indemnified Party by a third party (other than a Tax Claim, which shall be governed by Section 6.13) (a “Third-Party Claim”), such Indemnified Party shall promptly (but in no event fewer than 15 days prior to a scheduled appearance in a matter in which litigation has been initiated), notify the Indemnifying Party in writing of such Third-Party Claim with reasonable specificity as to the basis for such claims, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, that the failure of an Indemnified Party to provide such notice in a timely manner shall not affect its rights to indemnification under this Article 8 except to the extent that the Indemnifying Party has been actually prejudiced by such failure. The Indemnifying Party shall have 30 days (or such lesser number of days set forth in the Claim Notice as may be required by court proceedings in the event of a litigated matter) after receipt of the Claim Notice (the “Claim Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third-Party Claim.

(b)    In the event that the Indemnifying Party notifies the Indemnified Party within the Claim Notice Period that it desires to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense (it being understood and agreed to by the Parties that the Indemnifying Party shall not be deemed to have assumed any obligation or liability with respect to such Third-Party Claim in the event the Indemnifying Party notifies the Indemnified Party of its desire to defend the Indemnified Party against a Third-Party Claim or in the event the Indemnifying Party assumes the defense of a Third-Party Claim); provided, that (i) any legal counsel selected by the Indemnifying Party shall be reasonably satisfactory to the Indemnified Party and (ii) the Indemnifying Party shall reasonably defend such Third-Party Claim and, to the extent it fails to do so, the Indemnified Party shall have the right, after the provision of written notice to the Indemnifying Party of such failure and the failure of the Indemnifying Party to cure such failure to reasonably defend such Third-Party Claim within 30 days of the receipt of such notice, to elect to assume such defense. Subject to the terms and conditions set forth in the foregoing sentence, (A) once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, at its expense, to participate in any such defense and to employ separate legal counsel of its choosing and (B) the Indemnified Party shall participate in any such defense at its expense unless (1) the Indemnifying Party and the Indemnified Party are both named parties to the claims and the Indemnified Party shall have reasonably concluded, based on the advice of outside legal counsel, that there are one or more legal defenses available to it that are different from or additional to those available to any Indemnifying Party, (2) such Third-Party Claim involves the imposition of criminal liability upon the Indemnifying Party or (3) the representation of both parties by the same legal counsel would otherwise be inappropriate due to actual or potential differing interests between them, in which event the reasonable and documented fees and expenses of such separate legal counsel shall be paid by the Indemnifying Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably conditioned, withheld or delayed), have the right to direct and control the defense of any Third-Party Claim (1) seeking the imposition of an Order that would adversely and materially restrict the future activity or conduct of the Indemnified Party or any of its Affiliates or (2) involving alleged criminal liabilities of the Indemnified Party or any of its Affiliates. The Indemnifying Party may not settle or otherwise dispose of any Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably conditioned, withheld or delayed, unless such settlement or other disposition includes only the payment of monetary damages (which are fully paid by the Indemnifying Party in accordance with the terms of this Article 8 (including for the avoidance of doubt, the limitations set forth in Section 8.4 and do not impose any payment requirements on the Indemnified Party)), does not impose any injunctive relief upon the Indemnified Party or any of its Affiliates, does not require any admission or acknowledgment of obligation or liability or fault of or violation of Law by the Indemnified Party and contains an unconditional release of the Indemnified Party in respect of such Third-Party Claim.

(c)    If the Indemnifying Party elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, the Indemnified Party shall have the right, but not the obligation, to assume its own defense (it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim). The Indemnified Party shall not settle a Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably conditioned, withheld or delayed.

(d)    Subject to Section 6.10, the Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records, other documents and employees and by keeping each other reasonably informed with respect to the status of such Third-Party Claim as either may reasonably request from time to time.

(e)    Subject to Section 6.10, the Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, legal counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable privileges and protections (including attorney-client privilege, attorney work-product protections and confidentiality protections).

Section 8.7    Characterization of Indemnification Payments. All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to this Agreement shall be treated for U.S. and Canadian federal income Tax purposes as adjustments to the Aggregate Consideration, to the maximum extent permitted by Law. Except to the extent required by applicable Law, the Parties agree not to take any position inconsistent with such treatment on any Tax Return.

Section 8.8    Adjustment to Losses.

(a)    Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs or expenses incurred in connection with securing or obtaining such proceeds, shall be deducted. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article 8, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided, that until the Indemnified Party recovers full payment of the Loss, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment are hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed in this Section 8.8(a), and otherwise cooperate in the prosecution of such claims.

(b)    Reimbursement. If an Indemnified Party recovers an amount from a third party (including under any insurance policy) in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article 8, the Indemnified Party shall promptly remit to the Indemnifying Party the amount, if any, by which (i) the sum of (A) the amount paid by the Indemnifying Party to such Indemnified Party in respect of such Loss plus (B) the amount received from the third party in respect of such Loss, exceeds (ii) the sum of (A) the full amount of the Indemnified Party’s Loss plus (B) any actual reasonable and documented costs or expenses incurred in connection with securing or obtaining such amount from such third party in respect of such Loss.

Section 8.9    Payments.

(a)    Buyer Losses Recovery. Any payments required to be made to any Buyer Indemnified Party pursuant to this Article 8 shall first be made from the Indemnity Escrow Account in accordance with Section 2.3(c)(i) or Section 2.3(c)(v), as applicable. With respect to Losses arising out of the Fundamental Representations, any breach of any covenant or agreement of Seller or the Key Persons, the Special Indemnity Items or Indemnified Taxes following such time that funds held in the Indemnity Escrow Account shall have been exhausted or otherwise released as set forth in Section 2.3(c), promptly following the Final Determination of any such Losses, any payments required to be made by Seller and/or Redwood Design & Supply to any Buyer Indemnified Party pursuant to this Article 8 shall be paid by Seller and/or Redwood Design & Supply (it being understood and agreed that Seller shall cause Redwood Design & Supply to satisfy any such obligations) by wire transfer of immediately available funds to the account or accounts designated by the Buyer Indemnified Party receiving such payment.

(b)    Seller Losses Recovery. Any payments required to be made by Buyer to any Seller Indemnified Party pursuant to this Article 8 shall be paid by Buyer by wire transfer of immediately available funds to the account or accounts designated by the Seller Indemnified Party receiving such payment.

(c)    Payment Procedures. The payments described in Section 2.3(c)(i), Section 2.3(c)(v), Section 8.9(a) and Section 8.9(b) shall each be made promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, (i) with respect to the payments described in Section 2.3(c)(i) and Section 2.3(c)(v), the Escrow Agent shall make distributions from the Indemnity Escrow Account to the Indemnified Party in accordance with Section 2.3 and the Escrow Agreement, and (ii) with respect to the payments made by the Indemnifying Parties described in Section 8.9(a) and Section 8.9(b), the Indemnifying Party shall pay to the Indemnified Party, in each case, the amount of any Loss for which the Indemnifying Party is liable hereunder no later than 30 days following any Final Determination of such Loss and the Indemnifying Party’s obligation or liability therefor.

Section 8.10    Exclusive Remedy. Except in the case of (a) fraud in connection with,

arising out of or otherwise related to the express written representations and warranties made in this Agreement or in any Transaction Document, (b) any Intentional Breach of any representation, warranty, covenant or agreement in this Agreement occurring prior to the Closing or (c) Section 1.7, if the Closing occurs, the rights and remedies under this Article 8 and those expressly contemplated by Section 10.1 shall be the sole and exclusive rights and remedies of the Indemnified Parties and shall be in lieu of any and all other rights and remedies the Parties may have against each other under this Agreement and the transactions contemplated by this Agreement.

ARTICLE 9

TERMINATION

Section 9.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)    by mutual written agreement of Buyer and Seller;

(b)    by Buyer or Seller, by giving written notice of such termination to the other Party, on or after 5:00 p.m. (Los Angeles time) on October 30, 2019 (the “Outside Date”) if the Closing shall not have occurred prior to the Outside Date; provided, however, that neither Party may terminate this Agreement pursuant to this Section 9.1(b) if such Party’s material breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure of the Closing to occur on or before the Outside Date (it being understood that for purposes of this Section 9.1(b), a material breach by any of the Key Persons of any representation, warranty, covenant or agreement set forth in this Agreement applicable to them shall be deemed a material breach of Seller);

(c)    by Buyer, upon written notice to Seller, if there has been a violation or breach by Seller or by any of the Key Persons of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or of any covenant or agreement contained in this Agreement which, in either case, would prevent the satisfaction of or result in the failure of any condition to the obligations of Buyer set forth in Section 7.1 or Section 7.2 and such violation or breach has not been waived by Buyer or, in the case of a breach or violation that is curable, has not been cured prior to the earlier to occur of (i) 30 days after receipt by Seller of written notice of such breach from Buyer and (ii) the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to Buyer if its violation or breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure of a condition to the consummation of the transactions contemplated by this Agreement or if Seller has the right to terminate this Agreement pursuant to Section 9.1(d);

(d)    by Seller, upon written notice to Buyer, if there has been a violation or breach by Buyer of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or of any covenant or agreement contained in this Agreement (including, for the purposes of clarity, the failure to close when otherwise required to under Section 1.3) which, in either case, would prevent the satisfaction of or result in the failure of any condition to the obligations of Seller set forth in Section

7.1 or Section 7.3 and such violation or breach has not been expressly waived by Seller or, in the case of a breach or violation that is curable, has not been cured prior to the earlier to occur of (i) 30 days after receipt by Buyer of written notice of such breach from Seller and (ii) the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to Seller if its or any of the Key Persons’ violation or breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the failure of a condition to the consummation of the transactions contemplated by this Agreement or if Buyer has the right to terminate this Agreement pursuant to Section 9.1(c); or

(e)    by Buyer or Seller, by giving written notice of such termination to the other Party if any Order enjoining or prohibiting the Closing shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any Party whose material breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of the imposition of such Order or the failure of such Order to be resisted, resolved or lifted (it being understood that for purposes of this Section 9.1(e), a material breach by any of the Key Persons of any representation, warranty, covenant or agreement set forth in this Agreement applicable to them shall be deemed a material breach of Seller).

Section 9.2    Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability or other obligation to the other Party or any of its Affiliates or Representatives, except for the obligations of the Parties contained in Section 6.7, this Section 9.2 and Article 10 (and any related definitional provisions set forth herein) (which provisions shall survive the termination of this Agreement), but only to the extent that the obligations therein are applicable to such Party, and except that nothing in this Section 9.2 shall relieve either Party from liability for actual fraud (and not constructive) or any Intentional Breach of this Agreement that arose prior to such termination. For purposes of the preceding sentence, the failure of a Party to comply with its obligations to consummate the Closing if and when required by Section 1.3 shall be deemed an Intentional Breach of this Agreement if such failure is not cured within three Business Days’ notice from the other Party.

ARTICLE 10

MISCELLANEOUS

Section 10.1    Specific Performance. The Parties agree that (a) irreparable damage would occur in the event that the provisions of this Agreement or obligations, undertakings, covenants or agreements of the Parties were not performed in accordance with their specific terms or were otherwise breached and (b) money damages, even if available, would not be an adequate remedy for any such failure to perform or any breach of this Agreement. Accordingly, it is agreed that, subject to Section 8.10, in addition to any other remedy to which the Parties are entitled at law or in equity, the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed under, this Agreement in any court specified in Section 10.8 without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose (and hereby waives any defense in any action for) the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i)

the other Party has an adequate remedy at law or (ii) an award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, equity or otherwise. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement when available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.2    Notices. All notices, consents, waivers, agreements or other communications hereunder must be in writing and shall be deemed effective or to have been duly given, delivered and received (a) upon receipt when served by personal delivery upon the Party for whom it is intended, (b) one Business Day after being delivered by overnight air courier or (c) upon transmission if sent by facsimile transmission or email, with confirmation of transmission (which shall exclude out-of-office replies or other automatically generated responses), in each case, to such Party at the address, facsimile number and/or email set forth below, or such other address, facsimile number and/or email as may be designated in writing hereafter, in the same manner, by such Party; provided, however, that, if the delivering party delivers such notice, consent, waiver, agreement or other communication after 5:00 p.m. (Los Angeles Time), then the deemed effective dates set forth in clauses (b) and (c) shall be one Business Day later with respect to such delivery.

To Buyer or Cronos Acquisitions:

Cronos Group Inc.

720 King Street West, Suite 320

Toronto, Ontario M5V 2T3

Canada

Attention: Legal Department

Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Audra D. Cohen

Email: cohena@sullcrom.com

Facsimile No.: (212) 558-3588

and

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, Ontario M5L 1A9

Canada

Attention: Tim Andison

Email: tim.andison@blakes.com

Facsimile No.: (416) 863-2654

To Seller:

Redwood Holding Group, LLC

322 Culver Boulevard, Number 323

Culver City, California 90293

Attention: Robert Rosenheck, CEO

Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Jeffrey D. Segal, A Professional Corporation

1840 Century Park East, 17th Floor

Los Angeles, California 90067

Attention: Jeffrey D. Segal

Email: jeff@segallaw.com

Facsimile: (310) 788-3925

and

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario M5V 3J7

Canada

Attention: Patricia Olasker

Email: polasker@dwpv.com

Facsimile No.: (416) 863-0871

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:    Leo M. Greenberg, P.C.

                    Douglas DiMedio

E-mail:        leo.greenberg@kirkland.com

                     douglas.dimedio@kirkland.com

Facsimile No.: (212) 446-6460

To Rosenheck:

Robert Rosenheck

[Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Law Office of Alan Rader

1999 Avenue of the Stars, Suite 700

Los Angeles, CA 90067

Attention: Alan Rader

E-mail: arader@araderlaw.com

and

Jeffrey D. Segal, A Professional Corporation

1840 Century Park East, 17th Floor

Los Angeles, California 90067

Attention: Jeffrey D. Segal

Email: jeff@segallaw.com

Facsimile: (310) 788-3925

To Capobianco:

Cynthia Capobianco

[Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Law Office of Alan Rader

1999 Avenue of the Stars, Suite 700

Los Angeles, CA 90067

Attention: Alan Rader

E-mail: arader@araderlaw.com

and

Jeffrey D. Segal, A Professional Corporation

1840 Century Park East, 17th Floor

Los Angeles, California 90067

Attention: Jeffrey D. Segal

Email: jeff@segallaw.com

Facsimile: (310) 788-3925

Section 10.3    Entire Agreement. Subject to Section 6.7(b), this Agreement (including the Disclosure Schedules and all other Schedules and Exhibits), the Exclusivity Agreement and the Transaction Documents contain the entire agreement among the Parties with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such matters.

Section 10.4    Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party against whom such waiver is intended to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.5    No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Notwithstanding anything to the contrary set forth in the foregoing sentence of this Section 10.5, no Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party and any purported assignment in violation of the foregoing shall be null and void ab initio; provided, that prior to the Closing, Buyer may, without the prior written consent of Seller, (a) designate or assign all or a portion of its rights and/or delegate all or a portion of its obligations (other than its obligations under Section 1.2(c), Section 1.5(a), Section 1.6, Section 1.7, Section 1.8, Section 2.2 and Section 6.13(h)), under this Agreement to any direct or indirect Wholly Owned Subsidiary of Buyer, so long as such designation, assignment or delegation would not reasonably be expected to prevent, materially delay or materially impair the Closing or (b) designate another Wholly Owned Subsidiary to purchase, acquire, accept and receive all or any portion of the Acquired Company Interests pursuant to Section 1.1 in place of Cronos Acquisitions, in which case all references in this Agreement or any of the Transaction Documents shall be deemed references to Cronos Acquisitions and/or such other Wholly Owned Subsidiary, as applicable; provided, further, that no such assignment, designation or delegation pursuant to the preceding clause (a) shall relieve Buyer from any of its agreements or obligations hereunder, including any payment obligations. No assignment or delegation shall relieve the assigning Party of any of its obligations hereunder. Except as expressly set forth herein in Section 6.9, Section 6.11, this Section 10.5 or Section 10.12, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer and Seller, and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement.

Section 10.6    Expenses. Except as otherwise provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

Section 10.7    Disclosure Schedules.

(a)    The “Seller Disclosure Schedule” means the confidential document identified as the Seller Disclosure Schedule, dated as of the date hereof, delivered by Seller to Buyer prior to or contemporaneously with the execution and delivery of this Agreement. The “Buyer Disclosure Schedule” means the confidential document identified as the Buyer Disclosure Schedule, dated as of the date hereof, delivered by Buyer to Seller prior to or contemporaneously with the execution and delivery of this Agreement. Each section in the Disclosure Schedules shall be deemed to qualify the corresponding Section of this Agreement and any other Section of this Agreement to which the application of such disclosure is reasonably apparent on its face (based on the description thereof in the applicable Disclosure Schedule).

(b)    Neither the specification of any Dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to vary the definition of “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not material for purposes of this Agreement.

(c)    Each section of the Disclosure Schedules is qualified in its entirety by reference to specific provisions of this Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of any Party, except as and to the extent provided in this Agreement or in the applicable Disclosure Schedules. Certain matters set forth in the Disclosure Schedules are included for informational purposes only notwithstanding that, because they do not rise above applicable materiality thresholds or otherwise, they may not be required by the terms of this to be set forth herein.

Section 10.8    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement and any claim or other Action that may be based upon, arise out of or relate to this Agreement or any Transaction Document (other than (i) any disagreement regarding the Closing Statement, which shall be governed in accordance with Section 2.1, or any other dispute whereby this Agreement expressly contemplates the Independent Accountant shall make a determination, including Section 6.13(a), Section 6.13(b) or Section 6.13(e), (ii) the Employment Agreements and (iii) the Restrictive Agreements), including the construction, validity, interpretation, negotiation, execution, delivery, performance (or failure thereof) or enforceability hereof or thereof or the subject matter of any of the foregoing agreements, including the transactions contemplated hereby and thereby, shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflict of laws thereof (or any other jurisdiction) that would result in the application of the Laws of any other jurisdiction.

(b)    The Parties submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court declines jurisdiction, first to any federal court, or second, to any state court, each located in Wilmington, Delaware, and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any action, suit or proceeding with respect to any matter arising out of or relating to this Agreement or any Transaction Document (other than the Employment Agreements and Restrictive Agreements), including the construction, validity, interpretation, negotiation, execution, delivery, performance (or failure thereof) or enforceability hereof or thereof or the subject matter of any of the foregoing agreements, including the transactions contemplated hereby and thereby. In furtherance of the foregoing, each of the Parties (i) waives the defense of inconvenient forum, (ii) agrees not to commence any Action that may be based upon, arise out of or relate to this Agreement, the negotiation, execution, delivery or performance (or failure thereof) of this Agreement or the transactions contemplated hereby other than in any such court, except as expressly contemplated herein (including under Section 2.1, Section 6.13(a), Section 6.13(b) or Section 6.13(e)), and (iii) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law. Service of process with respect thereto may be made upon any Party by mailing a copy thereof by registered or certified mail, postage prepaid, to such Party at its address as provided in Section 10.2.

(c)    EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION DOCUMENT, INCLUDING THE CONSTRUCTION, VALIDITY, INTERPRETATION, NEGOTIATION, EXECUTION, DELIVERY, PERFORMANCE (OR FAILURE THEREOF) OR ENFORCEABILITY HEREOF OR THEREOF OR THE SUBJECT MATTER OF ANY OF THE FOREGOING AGREEMENTS, INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8(c).

Section 10.9    Interpretation.

(a)    The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(b)    Unless otherwise specified in this Agreement or the context otherwise requires: (i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural; (iii) all Preamble, Recital, Article, Section, clause, Schedule and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, clauses, schedules and exhibits to this Agreement; (iv) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;” (v) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like; (vi) the terms “date hereof” and “date of this Agreement” mean the date first written above; (vii) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (viii) (A) any reference to “days” means calendar days unless Business Days are expressly specified and (B) any reference to “months” or “years” shall mean calendar months or calendar years, respectively, in each case unless otherwise expressly specified; (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (ix) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP.

(c)    Unless otherwise specified in this Agreement, any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day.

(d)    Unless otherwise specified in this Agreement or the context otherwise requires, all references to any (i) statute in this Agreement include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority, and (ii) Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time.

(e)    Unless otherwise specified in this Agreement all references in this Agreement to (i) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference, and (ii) to this Agreement mean this Agreement (taking into account the provisions of Section 10.3) as amended, supplemented or otherwise modified from time to time in accordance with Section 10.4.

(f)    With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

(g)    The terms “made available” and “provided to” (i) when used in reference to Seller having made or making items or information available to, or to having provided information to, Buyer or any of its Representatives, means that such items or information were made available by Seller or its Representatives via (A) the posting of such items or information to the Data Room, (B) the provision of access to hard copies of such items or information or (C) the provision of such items or information in electronic format (by facsimile, email or by other electronic means), in each case prior to the date of this Agreement, and (ii) when used in reference to Buyer having made or making items or information available to, or to having provided information to, Seller or any of its Representatives, means that such items or information were made available by Buyer or its Representatives via (A) the provision of access to hard copies of such items or information, (B) the provision of such items or information in electronic format (by facsimile, email or by other electronic means) or (C) such information or document is publicly available in the Buyer Public Disclosure Record.

(h)    All capitalized terms in this Agreement (including the Exhibits and Schedules hereto) shall have the meaning set forth in Exhibit A, except as otherwise specifically provided herein. Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

Section 10.10    Counterparts. This Agreement may be executed in one or more counterparts, each of which, including those received via facsimile transmission or email (including in PDF format), shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 10.11    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.12    Non-Recourse. Except to the extent otherwise expressly set forth in the Confidentiality Agreement, Article 8 with respect to Redwood Design & Supply or any of the Transaction Documents, all Actions, obligations or liabilities (whether in contract or in tort, in law or in equity or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties, and only to the extent applicable to such Party (which, for the avoidance of doubt, shall be limited to Article 4, Section 6.7(a), Section 7.2(a)(ii), Section 7.2(c)(ii), Section 7.2(e)(ii), Section 9.2 and Article 10 with respect to each Key Person, and only to the extent such Article, Section or Exhibit is applicable to each such Key Person). No Person who is not a Party, including any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of and any financial advisor or lender to, any Party, or any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of and any financial advisor or lender to, any of the foregoing, shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any Actions, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach (other than as expressly set forth in the Confidentiality Agreement or any of the other Transaction Documents); provided, however, that, notwithstanding the foregoing, nothing in this Section 10.12 shall operate to limit the common law liability of Seller to Buyer for fraud in the event Seller is finally determined by a court of competent jurisdiction to have willfully and knowingly committed fraud against Buyer, with the specific intent to deceive and mislead Buyer, regarding the representations and warranties made in this Agreement.

Section 10.13    Legal Representation.

(a)    JDSPC and Kirkland & Ellis LLP (“K&E”) have each acted as legal counsel for Seller in connection with this Agreement (to the extent solely related to such engagement, the “Acquisition Engagement”).

(b)    Only Seller shall be considered a client of JDSPC and K&E with respect to the Acquisition Engagement. All communications between Seller and JDSPC and/or K&E in the course of the Acquisition Engagement shall be deemed to be attorney-client confidences that belong solely to Seller and not the Acquired Companies. Accordingly, Buyer shall not have access to any such communications, or to the files of JDSPC or K&E relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and JDSPC and/or K&E shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither the Acquired Companies nor Buyer shall be a holder thereof, (ii) to the extent that files of JDSPC or K&E in respect of the Acquisition Engagement constitute property of the client, only Seller shall hold such property rights and (iii) neither JDSPC nor K&E shall have any duty whatsoever to reveal or disclose any such attorney-client communications or files to the Acquired Companies or Buyer by reason of any attorney-client relationship between JDSPC or K&E and the Acquired Companies or otherwise.

(c)    If Seller so desires, and without the need for any consent or waiver by Seller or Buyer, JDSPC and/or K&E shall be permitted to represent Seller or its Representatives after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, JDSPC and K&E shall be permitted to represent Seller any of their Representatives and Affiliates, or any one or more of them, in connection with any matter whatsoever, including any negotiation, transaction or dispute (“dispute” includes litigation, arbitration, mediation, negotiation or other adversary proceeding) with Buyer, the Acquired Companies or any of their Representatives or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement if such matter is related to the Acquisition Engagement.

[remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the Parties have executed and delivered or caused this Agreement to be executed and delivered as of the date first written above.

“Seller”

REDWOOD HOLDING GROUP, LLC

By:	(signed) “Robert Rosenheck”
Name:	Robert Rosenheck
Title:	Chief Executive Officer

“Buyer”

CRONOS GROUP INC.

By:	(signed) “Jerry Barbato”
Name:	Jerry Barbato
Title:	Chief Financial Officer

“Key Persons”

ROBERT ROSENHECK

By:	(signed) “Robert Rosenheck”
Name:	Robert Rosenheck

CYNTHIA CAPOBIANCO

By:	(signed) “Cynthia Capobianco”
Name:	Cynthia Capobianco

[Signature Page to Membership Interest Purchase Agreement]

Exhibit A

Definitions

“Access Limitations” has the meaning set forth in Section 6.1.

“Accounting Principles” means GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Acquired Companies” has the meaning set forth in the Recitals.

“Acquired Company Interests” has the meaning set forth in the Recitals.

“Acquisition Engagement” has the meaning set forth in Section 10.13(a).

“Action” means any claim, cause of action, action, demand, lawsuit, investigation, review, grievance, citation, summons, subpoena, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, in each case, by or before any Governmental Authority, whether in equity or at law, in contract, in tort or otherwise, including, for the avoidance of doubt, any written communication specifically directed to a particular Person by a Governmental Authority requesting or requiring the recall, market withdrawal, replacement, reformulation, relabeling or suspension of manufacturing, promotion, importation or sale of any product.

“Adjustment Escrow Account” has the meaning set forth in Section 1.2(d).

“Adjustment Escrow Amount” has the meaning set forth in Section 1.2(d).

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise); provided, however, that: (a) for the avoidance of doubt, prior to the Closing, the Acquired Companies shall not be “Affiliates” of Buyer, (b) for the avoidance of doubt, from and following the Closing, the Acquired Companies shall not be “Affiliates” of Seller or Redwood Design & Supply; (c) at all times (whether prior, at or following the Closing), Altria shall not be an “Affiliate” of Buyer, except for purposes of Section 3.14(a)(v), Section 5.5(a), Section 5.6, Section 5.8, Section 5.16, Section 5.17, the second sentence of Section 6.2(c), Section 6.9(a), Section 9.2 and Section 10.12; and (d) Rosenheck and Capobianco shall each, in their respective capacities as direct or indirect equity holders, officers and employees of Seller and Redwood Design & Supply, be deemed Affiliates of Seller and Redwood Design & Supply.

“Affiliate Transaction Consent” has the meaning set forth in the Recitals.

“Aggregate Consideration” means, collectively, the Estimated Cash Consideration (as adjusted following the Closing pursuant to Article 2) and the Stock Consideration.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” means a schedule setting forth each Member’s Pro Rata Share, as may be updated from time-to-time pursuant to Section 1.7(c).

“Altria” means Altria Group, Inc. and its Subsidiaries.

“Asset Allocation” has the meaning set forth in Section 6.13(e).

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Base Cash Purchase Price” means $225,000,000.

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other benefit or compensation plan, program, policy, practice, agreement, contract or arrangement, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to by, or with respect to which any liability or other obligation is borne by any Acquired Company, including employment, individual, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits.

“Bid Confidentiality Agreements” means any confidentiality agreements entered into by Seller or any of its Affiliates, on the one hand, and any Person (or group of Persons) other than Buyer or its Affiliates, on the other hand, with respect to any transactions similar to the transactions contemplated by this Agreement.

“Books and Records” means all originals and copies of all books, ledgers, files, reports, plans, records, manuals, date, information, communications and other materials (in any form or medium) of, or to the extent maintained for or related to, the Acquired Companies or the Business, in each case, that is possessed by or under the actual or constructive control of Seller or any of its Subsidiaries or reasonably accessible to Seller, any of its Subsidiaries or their respective Representatives but excluding any such items to the extent any Law prohibits their transfer.

“Business” means the business of the Acquired Companies, including with respect to the manufacturing and distribution of branded hemp-based cannabidiol infused ingestible and personal care products.

“Business Day” means a day other than (a) a Saturday or Sunday or (b) any day on which banks are authorized or obligated by Law or executive order to close in Toronto, Ontario or Los Angeles, California.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Common Shares” means any common shares in the capital of Buyer, no par value.

“Buyer Disclosure Schedule” has the meaning set forth in Section 10.7(a).

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Corporate Authorization), Section 5.3 (Binding Effect), Section 5.4 (Capitalization) and Section 5.16 (Brokers’ Fees).

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2.

“Buyer Plans” has the meaning set forth in Section 6.12(a).

“Buyer Public Disclosure Record” means collectively, all of the documents which have been, as applicable, filed or furnished on www.sedar.com by or on behalf of Buyer, with or to the Securities Regulators pursuant to applicable Law or with or to the SEC pursuant to the Exchange Act or the Securities Act by or on behalf of Buyer, in each case, on or after December 31, 2017, and including notes, exhibits and schedules thereto and all other information incorporated by reference and, for the avoidance of doubt, any amendments and supplements thereto.

“Buyer Regulatory Approvals” has the meaning set forth in Section 5.5(a).

“Buyer Reports” has the meaning set forth in Section 5.12.

“Buyer Third-Party Consent” has the meaning set forth in Section 5.5(b).

“Canadian Reports” has the meaning set forth in Section 5.12.

“Canadian Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the regulations prescribed thereunder together with all applicable published rules, policy statements and blanket orders, rulings, notices and decisions of the Securities Regulators, as well as the rules, policies and orders of the TSX and all other applicable Canadian Securities Laws.

“Cannabis” means: (a) any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, Marijuana (as defined in the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq.) and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower or trichome; (b) any material obtained, extracted, isolated or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof; (c) any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro-organism engineered for such purpose; (d) any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition; and (e) any other meaning ascribed to the term “cannabis” under applicable Law.

“Capobianco” means Cynthia Capobianco, an individual resident of California.

“Cash on Hand” means (a) as of any time, without duplication, the sum of the fair market value of all cash and cash equivalents (including all commercial paper, certificates of deposit and other deposits, treasury bills, short term investments, credit card receivables and third party checks deposited or held in the Acquired Companies’ accounts that have not yet cleared) of the Acquired Companies as of the Effective Time, as determined in accordance with the Accounting Principles; provided, that (i) Cash on Hand shall include all amounts held by or in the account of FFS Data Corp for the benefit of the Acquired Companies, (ii) Cash on Hand shall be reduced by the amount of all outstanding checks on draft of the Acquired Companies that are issued or outstanding as of such time and (iii) Cash on Hand shall not include any amounts of cash or cash equivalents held by Seller or Redwood Supply & Design as of such time; plus (b) the Foreign Trademark Registration Costs. Notwithstanding anything to the contrary contained herein, no item shall be included as part of the calculation of Cash on Hand to the extent included in the calculation of Estimated Closing Working Capital or Closing Working Capital.

“CC Employment Agreement” has the meaning set forth in the Recitals.

“CC Restrictive Agreement” has the meaning set forth in the Recitals.

“CDS” means the Canadian Depository for Securities Limited.

“Claim Notice” has the meaning set forth in Section 8.6(a).

“Claim Notice Period” has the meaning set forth in Section 8.6(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Cash on Hand” means the Cash on Hand as of the Effective Time; provided, that, for the avoidance of doubt, and without duplication, Closing Cash on Hand shall not include any Cash on Hand paid by the Acquired Companies to Seller or its Affiliates (other than the Acquired Companies) to effect the Intercompany Balance Payoff pursuant to Section 6.15(a) prior to the Effective Time.

“Closing Company Transaction Expenses” means (a) any expenses of Seller (to the extent payable by the Acquired Companies) or the Acquired Companies directly relating to the negotiation and consummation of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of brokers, financial advisers, legal counsel and accountants that remain unpaid as of immediately prior to the Closing and (b) any stay, transaction, change of control or other similar bonus which becomes payable by the Acquired Companies solely in connection with the consummation of the transactions contemplated by this Agreement, including the Retention Bonus Agreements (based on the maximum amounts that may become payable to the Retention Bonus Participants under the Retention Bonus Agreements); provided, that, notwithstanding anything to the contrary contained herein, Closing Company Transaction Expenses shall not include (i) the Foreign Trademark Registration Costs, (ii) any amounts included in the determination of Working Capital or Funded Indebtedness or (iii) any liabilities or other obligations of any Subsidiaries of Seller (other than the Acquired Companies).

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Funded Indebtedness” means, without duplication, the obligations of the Acquired Companies outstanding and unpaid as of the Effective Time (excluding any undrawn amounts under credit lines or revolving (or similar) credit facilities, and excluding any indemnification or contingent obligations not then owing) under any Funded Indebtedness.

“Closing Statement” has the meaning set forth in Section 2.1(a).

“Closing Working Capital” means the Working Capital as of the Effective Time.

“Code” means the Internal Revenue Code of 1986.

“Company Intellectual Property” means all Intellectual Property used by Seller or any of its Subsidiaries, including by any of the Acquired Companies, in connection with the Business.

“Company Owned IP” means the Intellectual Property owned or purported to be owned by Seller or any of its Subsidiaries, including any of the Acquired Companies. For the avoidance of doubt, the Company Owned IP includes all Company Registered IP.

“Company Registered IP” has the meaning set forth in Section 3.11(a).

“Company Top Customer” has the meaning set forth in Section 3.14(a)(ii).

“Company Top Supplier” has the meaning set forth in Section 3.14(a)(ii).

“Competition/Investment Law” means and any foreign, federal or state Law that is designed or intended to prohibit, restrict or regulate foreign investment or mergers or acquisitions, antitrust, monopolization, restraint of trade or competition, including the HSR Act.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as March 20, 2019, by and between Buyer and Seller.

“Continuation Period” has the meaning set forth in Section 6.12(a).

“Contracts” means any legally binding contract, license, sublicense, mortgage, indenture, loan agreement, lease, sublease, agreement, letter of credit, guarantee, instrument, understanding or other obligation.

“Contribution and Waiver Agreement” has the meaning set forth in the Recitals.

“Controlled Substances Laws” means the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq., the Controlled Substances Import and Export Act, 21 U.S.C. § 952 et seq. and similar state and local laws.

“Covered Persons” has the meaning set forth in Section 6.11(a).

“Cronos Acquisitions” has the meaning set forth in the Recitals.

“Data Room” means the electronic data site maintained by Intralinks, Inc. under the data room entitled “Project Gumdrop.”

“Deductible” has the meaning set forth in Section 8.4(a).

“Disclosure Schedules” means the Seller Disclosure Schedule and the Buyer Disclosure Schedule.

“Disputed Item” has the meaning set forth in Section 2.1(b).

“Dissolved Redwood Entity” means the Person set forth in Section 1.1(a) of the Seller Disclosure Schedule.

“Dollars” or “$” means the lawful currency of the United States of America.

“Effect” means any change, effect, event, occurrence, circumstance, state of facts or development.

“Effective Time” has the meaning set forth in Section 1.3.

“Employees” means each person who as of immediately prior to the Closing (after taking into account the employment transfers contemplated by Section 6.12(a)) is an active employee of any Acquired Company.

“Employment Agreements” has the meaning set forth in the Recitals.

“Environment” means any and all environmental media, including ambient air, surface water, groundwater, drinking water supply, land surface or subsurface, soil or strata.

“Environmental Law” means any and all Laws relating to the protection of human health or safety (with respect to Hazardous Substances) or the Environment or to emissions, discharges or Releases of any Hazardous Substance into the Environment including all those relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, any Hazardous Substance or the containment, removal or remediation thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that at any relevant time is considered a single employer with the Acquired Companies under Section 4001(b) of ERISA or part of the same “controlled group” as the Acquired Companies for purposes of Section 414 of the Code.

“Escrow Agent” has the meaning set forth in Section 2.3(a).

“Escrow Agreement” has the meaning set forth in Section 2.3(a).

“Escrow Amount” means an amount equal to the Adjustment Escrow Amount, plus the Indemnity Escrow Amount.

“Escrow End Date” has the meaning set forth in Section 2.3(c)(iv).

“Escrow First Release Date” has the meaning set forth in Section 2.3(c)(ii).

“Escrow Reserve Amount” has the meaning set forth in Section 2.3(c)(iv).

“Escrow Second Release Date” has the meaning set forth in Section 2.3(c)(iii).

“Estimated Cash Consideration” has the meaning set forth in Section 1.2(c)(i).

“Estimated Cash Purchase Price” means an amount equal to: (a) the Base Cash Purchase Price; plus (b) the Estimated Closing Cash on Hand; minus (c) the Estimated Closing Company Transaction Expenses; minus (d) the Estimated Closing Funded Indebtedness; plus (e) the amount (if any) by which the Estimated Closing Working Capital exceeds the Target Working Capital; minus (f) the amount (if any) by which the Target Working Capital exceeds the Estimated Closing Working Capital.

“Estimated Closing Cash on Hand” has the meaning set forth in Section 1.2(a)(iii).

“Estimated Closing Company Transaction Expenses” has the meaning set forth in Section 1.2(a)(i).

“Estimated Closing Employee Expenses” has the meaning set forth in Section 1.2(a)(i).

“Estimated Closing Funded Indebtedness” has the meaning set forth in Section 1.2(a)(ii).

“Estimated Closing Working Capital” has the meaning set forth in Section 1.2(a)(iv).

“Example Statement of Working Capital” means the example calculation of Working Capital attached as Exhibit J.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Excluded Entities and Operations” means, collectively, (a) Seller and any direct Subsidiaries of Seller other than the Acquired Companies, (b) the Dissolved Redwood Entity and Hollywood Hills Wellness Association, a California unincorporated nonprofit association, (c) any predecessors of any Persons set forth in the foregoing clause (b) or any predecessor owner of all or part of the operations, assets or properties of those entities set forth in the foregoing clause (a) and (b), or (d) the operations, assets, properties, actions or activities of any of the Persons set forth in the foregoing clauses (a), (b) or (c) to the extent not currently an operation, asset, property, action or activity of an Acquired Company.

“Exclusivity Agreement” means the Amended and Restated Exclusivity Agreement, dated as of July 1, 2019, by and between Buyer and Seller.

“Existing Buyer Warrants” has the meaning set forth in Section 5.4(a).

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the U.S. Food and Drug Administration.

“Final Determination” means when (a) the parties to a dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment with respect to a claim, (c) an arbitration or like panel or Person or Persons acting as an expert or otherwise shall have rendered a final and non-appealable determination with respect to disputes that the parties to such dispute have agreed to submit thereto (which, for the avoidance of doubt, shall include the dispute resolution procedure set forth in Section 2.1(d)) or (d) with respect to a Final Determination as such term is used in Article 2, the Net Adjustment Amount is finally determined (i) pursuant to clause (A) or (B) of Section 2.1(a) or (ii) pursuant to Section 2.1(b) due to a Notice of Disagreement not being provided during the Review Period.

“Financial Statements” has the meaning set forth in Section 3.7(a).

“Food, Drug & Cosmetic Laws” has the meaning set forth in Section 3.22(a).

“Foreign Trademark Registration Costs” means the documented filing and other fees and expenses incurred by Seller or any of its Subsidiaries in connection with the filing and prosecution of the Trademarks set forth in Section 1.1(b) of the Seller Disclosure Schedule in the jurisdictions identified thereon; provided, that the fees and expenses of any foreign legal counsel shall be limited to counsel identified and agreed to by Buyer.

“Forfeited Bonus Payment Release Date” has the meaning set forth in Section 1.8.

“Forfeited Bonus Payments” has the meaning set forth in Section 1.8.

“Fractional Share Cash Amount” means an amount equal to the sum of the Member Fractional Share Cash Equivalent amounts for all of the Members in the aggregate.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2 (Authorization), Section 3.3 (Binding Effect), Section 3.5(a) (Non-Contravention); Section 3.6 (Capitalization), Section 3.18(j) (Taxes) and Section 3.27 (Brokers’ Fees).

“Funded Indebtedness” means, without duplication, the sum of all amounts owing by any Acquired Company to repay in full amounts due and terminate all obligations (other than indemnity obligations that are not owing or outstanding) with respect to (a) all indebtedness for borrowed money (including advances of any kind) and all obligations evidenced by bonds, debentures, notes or other similar instruments, (b) all obligations under acceptance credit, letters of credit, performance or surety bonds or similar facilities, in each case to the extent drawn, (c) all obligations to pay the deferred purchase price of property or services (other than with respect to trade payables, accrued expenses and current accounts incurred in the Ordinary Course of Business), (d) all obligations as lessee capitalized in accordance with GAAP, (e) all obligations of others secured by a Lien on any asset (excluding a Permitted Lien), whether or not such obligations are assumed, (f) all obligations in respect of futures contracts, swaps (including interest rate swaps and hedge contracts), other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date), (g) the Intercompany Balances (to the extent the Intercompany Balance Payoff is not effected prior to or as of the Effective Time), (h) all obligations, contingent or otherwise, directly or indirectly guaranteeing (including any arrangement having the economic effect of a guarantee) any obligations or undertakings of any other Person contemplated by the foregoing clauses (a) through (h) and (i), in each case, including all interest, penalties and other payments due with respect thereto; provided, that, notwithstanding anything to the contrary contained herein, Funded Indebtedness shall not include (i) the Foreign Trademark Registration Costs, (ii) any amounts included in the determination of Working Capital, (iii) any amounts owed by any of the Acquired Companies to any of the other Acquired Companies, (iv) the Intercompany Balances to the extent that the Intercompany Balance Payoff has been effected prior to the Effective Time, (v) any liabilities of the Excluded Entities and Operations or (vi) any amounts owed under, or that will become payable pursuant to, any of the Leases.

“Funds Flow Memorandum” means the memorandum setting forth (a) the Allocation Schedule (as such Allocation Schedule may be updated pursuant to Section 1.7(c)) (b) the Member Cash Allocation and the Member Stock Allocation payable to each Member, (c) the institutions and account information with respect to the payments set forth in Section 1.2(c)(i) and Section 1.2(c)(ii), (d) the securities account designated on behalf of such Member with respect to the distribution of the Stock Consideration set forth in Section 1.6 that is eligible to receive such Member’s Member Stock Allocation and such other information required to deposit the Member Stock Allocation in such securities account in accordance with the rules and procedures of the book-based system of CDS, including applicable customer unit identifier and deposit identification number for such deposit and (e) such other information as Buyer may reasonably request in writing.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“General Losses” has the meaning set forth in Section 8.4(a).

“Ginkgo Agreement” means the Collaboration and License Agreement, dated as of September 1, 2018, by and between Buyer and Ginkgo Bioworks, Inc.

“Governmental Authority” means any U.S., non-U.S. or supranational governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, instrumentality or other entity or any subdivision thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or subdivision thereof, in each case of competent jurisdiction.

“Hazardous Substance” means any and all pollutants and contaminants, and any and all toxic, caustic, radioactive or otherwise hazardous materials, substances or wastes that are regulated under any Environmental Law, and includes petroleum and its derivatives and by-products, and any other hydrocarbons.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” has the meaning set forth in Section 8.4(f).

“Indemnified Taxes” means, without duplication and except to the extent taken into account in determining the Aggregate Consideration, (a) any and all Taxes imposed on or with respect to any Acquired Company or any Subsidiary of an Acquired Company for any Pre-Closing

Tax Period and for any pre-Closing portions of a Straddle Period, and (b) Taxes of another Person (other than an Acquired Company or a Subsidiary of an Acquired Company) for which any Acquired Company or any Subsidiary of an Acquired Company becomes liable (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, local or non-U.S. Law) as a result of such Acquired Company or Subsidiary of an Acquired Company being included in a consolidated, affiliated, combined, unitary or similar group for Tax purposes prior to the Closing (other than a consolidated, affiliated, combined, unitary or similar group of which an Acquired Company is the parent) or (ii) as a transferee or successor as a result of a transaction or event occurring prior to the Closing. Notwithstanding the foregoing, “Indemnified Taxes” shall not include any Taxes imposed on or with respect to any of the Acquired Companies or any of their Subsidiaries as a result of any transaction occurring after the Closing or on the Closing Date. The portion of Taxes that is allocable to the pre-Closing portion of a Straddle Period shall be: (a) in the case of Taxes based on or measured by income or receipts of Seller, based on an interim closing of the books as of the close of business on and including the Closing Date (provided, however, that in determining the income or receipts of Seller attributable to an event or transaction outside the Ordinary Course of Business occurring on the Closing Date after the Closing, such event or transaction shall be deemed to have occurred on the date following the Closing Date); and (b) in the case of all other Taxes, the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date, and the denominator of which is the number of days in such Straddle Period.

“Indemnifying Party” has the meaning set forth in Section 8.6(a).

“Indemnity Escrow Account” has the meaning set forth in Section 1.2(d).

“Indemnity Escrow Amount” has the meaning set forth in Section 1.2(d).

“Independent Accountant” means PricewaterhouseCoopers LLP, or, in the event that PricewaterhouseCoopers LLP is not available or is not a Neutral Accounting Firm, a Neutral Accounting Firm selected by mutual agreement of Buyer and Seller; provided, however, that (a) if, within 15 days after the end of the Resolution Period, the Parties are unable to agree on a Neutral Accounting Firm to act as the Independent Accountant, then each Party shall select a Neutral Accounting Firm and such firms together shall select the Neutral Accounting Firm to act as the Independent Accountant, and (b) if any Party does not select a Neutral Accounting Firm within 10 days of written demand therefor by the other Party, then the Neutral Accounting Firm selected by the other Party shall act as the Independent Accountant.

“Industrial Hemp” has the meaning ascribed to such term and the term “hemp” under applicable Law, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act and under the Agricultural Marketing Act of 1946.

“Instruments of Assignment” means those certain instruments of assignment, in the form set forth in Exhibit K, with respect to the units of limited liability company interests or membership interests, as applicable, of each of the Acquired Companies to be executed contemporaneously with the Closing by Seller.

“Insurance Policies” has the meaning set forth in Section 3.19.

“Intellectual Property” means any and all intellectual property and proprietary rights existing in any jurisdiction throughout the world, including any rights in: (a) patents, patent applications of any kind, patent rights, industrial designs, industrial design applications, industrial design rights, inventions, discoveries and invention disclosures (whether or not patented), and any divisionals, continuations, continuations-in-part, reissues, renewals, reexaminations and extensions of any of the foregoing; (b) Trademarks; (c) Internet domain names and URLs, Social Media Accounts, and registrations and applications for registration of any of the foregoing and any renewals thereof; (d) copyrightable works (including with respect to software and compilations of data), whether published or unpublished, including all copyrights, copyright registrations and applications; (e) Trade Secrets; (f) plant varieties and applications and registrations for plant varieties issued by or pending before any Governmental Authority, including under the Plant Variety Protection Act (United States) or the Plant Breeders’ Rights Act (Canada); and (g) circuit topographies, database rights and software.

“Intentional Breach” means, with respect to any representation, warranty, covenant or agreement expressly contemplated by this Agreement, a material breach that is the result of an act undertaken or the failure to undertake an action that the breaching party intentionally takes (or intentionally fails to take) with the knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement.

“Intercompany Balance Payoff” has the meaning set forth in Section 6.15(a).

“Intercompany Balances” means any receivables, payables, notes receivable or payable, indebtedness, accruals or other assets and liabilities or other obligations recognized on the consolidated financial statements of the Acquired Companies as being due from or owed to the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand.

“Intercompany Contract” means any Contract between the Acquired Companies, on the one hand, and Laurel Canyon, Seller or any Affiliate or Subsidiary of Seller (other than the Acquired Companies), on the other hand (other than the Lockup Agreement).

“Intercompany Loan” means any loans, promissory notes or other credit lines under which any Acquired Company is a lender, on the one hand, and Seller or any Affiliate or Subsidiary of Seller (other than the Acquired Companies) is a borrower, on the other hand, or vice versa.

“Investor Rights Agreement” means the Investor Rights Agreement, dated as of March 8, 2019, by and between Buyer and Altria.

“IP License Termination Agreement” has the meaning set forth in the Recitals.

“IP Ownership Representations” means the representations and warranties set forth in Section 3.15(c), Section 3.11(a), Section 3.11(b) and Section 3.11(e).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means any computer hardware, software, databases, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines, networks, interfaces, platforms, peripherals, and all other information technology assets and equipment, in each case, that are used by Seller or any of its Affiliates in connection with the Business.

“JDSPC” means Jeffrey D. Segal, A Professional Corporation.

“K&E” has the meaning set forth in Section 10.13(a).

“Key Persons” means each of Rosenheck and Capobianco.

“Knowledge of Buyer” or any variant thereof means the collective knowledge of the individuals set forth in Section 1.1(c) of the Buyer Disclosure Schedule after due inquiry of their respective direct reports.

“Knowledge of Seller” or any variant thereof means the collective knowledge of the individuals set forth in Section 1.1(c) of the Seller Disclosure Schedule after due inquiry of their respective direct reports.

“Laurel Canyon” has the meaning set forth in the Recitals.

“Laurel Canyon Services Agreement” means the Services Agreement, dated September 4, 2018, by and between Laurel Canyon and Seller.

“Laurel Canyon Services Termination Agreement” has the meaning set forth in the Recitals.

“Law” means any Canadian, U.S., non-U.S., non-Canadian, federal, state, provincial, territorial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or any final and binding Order.

“Lazard” means Lazard Canada Inc.

“Leased Real Property” has the meaning set forth in Section 3.17(b).

“Leases” has the meaning set forth in Section 3.17(b)(i).

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions or other similar authorizations or approvals issued or granted by a Governmental Authority or trade or industry organization.

“Lien” means any charge, mortgage, pledge, security interest, lien or encumbrance.

“Lockup Agreement” has the meaning set forth in the Recitals.

“Losses” means, with respect to any Indemnified Party, any and all losses, direct damages, obligations, Taxes, judgments, fines, settlement payments or awards of any kind actually suffered or incurred by such Indemnified Party after the Closing Date (together with all reasonably incurred and documented cash disbursements, costs and expenses, including reasonable and documented out-of-pocket costs of investigation, defense and appeal and reasonable and documented out-of-pocket attorneys’ fees and expenses), whether or not involving a Third-Party Claim, but excluding (a) any indirect, incidental or consequential damages, (b) any lost profits, revenues or sales or amounts calculated as a multiple of earnings, profits, revenues, sales or other financial performance measures or operating statistics or diminution of value or any loss of goodwill and (c) any punitive, exemplary or special damages, in each case even if a Party has been advised of the possibility thereof; provided, however, that (i) “Losses” shall include any indirect, incidental or consequential damages to the extent the purported Indemnified Party alleging such damages can reasonably establish such damages would be recoverable under the contract Law principles of the State of Delaware, as applicable, to a breach of an underlying contractual provision and (ii) with respect to any Third-Party Claim, “Losses” shall include any damages actually awarded pursuant to a Final Determination in connection therewith.

“Material Adverse Effect” means any Effect that, individually or taken together with any other Effect, is or would be reasonably expected to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Acquired Companies (taken as a whole) and in each case, whether known or unknown as of the date of this Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, will be, would or could be, or could or would reasonably be expected to have or result in, a Material Adverse Effect: (a) any failure by the Acquired Companies to meet any internal or published projections, forecasts, or revenue or earnings predictions (provided, that any Effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (b) any Effect directly and/or proximately caused by the announcement of, entry into or pendency of this Agreement and the transactions contemplated by this Agreement (including with respect to any reduction in sales, any change in landlord or disruption in partner or similar relationships, or any loss of employees) (provided that the exceptions in this clause (b) shall not apply with respect to references to “Material Adverse Effect” in any representation or warranty set forth in Section 3.4 or Section 3.5 or in the conditions set forth in Article 7 with respect to such representations and warranties); (c) any Effect generally affecting the industries in which the Acquired Companies participate (including fluctuating conditions resulting from cyclicality or seasonality affecting the Acquired Companies) or national, regional, local, international or global economies; (d) any Effect arising from or relating to any change in GAAP or any change in any Law; (e) any Effect arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions (other than cyberattacks) or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions; and (f) any Effect resulting from any actions or inactions required to be taken by Seller or any of its Subsidiaries pursuant to this Agreement or any of the Transaction Documents (except for any obligation to operate in the Ordinary Course of Business) or any actions or inactions taken by Seller or any of its Subsidiaries at Buyer’s written request or with Buyer’s prior written consent (if such consent was provided on a fully informed basis); provided, further, that with respect to clauses (c) through (e) of this definition, such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably expected to occur if they, individually or in the aggregate, disproportionately affect the Acquired Companies (taken as a whole) relative to other companies operating in the geographic markets in which the Acquired Companies operate or their products or services are sold.

“Material Contracts” has the meaning set forth in Section 3.14(a).

“Material IP Contracts” has the meaning set forth in Section 3.11(l).

“MAUCRSA” has the meaning set forth in Section 3.23(c).

“Member Cash Allocation” means, with respect to any Member, an amount equal to the sum of (a) product of (i) the Estimated Cash Consideration, multiplied by (ii) such Member’s Pro Rata Share, plus (b) such Member’s Member Fractional Share Cash Equivalent.

“Member Fractional Share Cash Equivalent” means, with respect to any Member, an amount equal to (a) the product of (i) the Stock Consideration multiplied by (ii) such Member’s Pro Rata Share, minus (b) such Member’s Member Stock Allocation.

“Member Stock Allocation” means, with respect to any Member, an amount equal to the product, rounded down to the nearest whole number, of (a) the Stock Consideration multiplied by (b) such Member’s Pro Rata Share.

“Member Schedule” means the schedule that sets forth the list of Members in Schedule I.

“Members” means each of the Persons set forth in the Member Schedule, which shall constitute all of the “Members” of Seller pursuant to the Seller LLC Agreement.

“Mini-Basket” has the meaning set forth in Section 8.4(c).

“MM” means the Person set forth in Section 1.1(d) of the Seller Disclosure Schedule.

“MM Employment Agreement” has the meaning set forth in the Recitals.

“MM Restrictive Agreement” has the meaning set forth in the Recitals.

“Most Recent Balance Sheet Date” has the meaning set forth in Section 3.7(a).

“Most Recent Financial Statements” has the meaning set forth in Section 3.7(a).

“NASDAQ” means the Nasdaq Stock Market or any successor stock exchange on which Buyer Common Shares are listed or traded.

“NDAs” has the meaning set forth in the NR Termination Agreement.

“Net Adjustment Amount” means an amount equal to zero: (a) minus the amount, if any, by which the Closing Company Transaction Expenses exceed the Estimated Closing Company Transaction Expenses; (b) plus the amount, if any, by which the Estimated Closing Company Transaction Expenses exceed the Closing Company Transaction Expenses; (c) minus the amount, if any, by which the Closing Funded Indebtedness exceeds the Estimated Closing Funded

Indebtedness; (d) plus the amount, if any, by which the Estimated Closing Funded Indebtedness exceeds the Closing Funded Indebtedness; (e) minus the amount, if any, by which the Estimated Closing Cash on Hand exceeds the Closing Cash on Hand; (f) plus the amount, if any, by which the Closing Cash on Hand exceeds the Estimated Closing Cash on Hand; (g) minus the amount, if any, by which the Estimated Closing Working Capital exceeds the Closing Working Capital; and (h) plus the amount, if any, by which the Closing Working Capital exceeds the Estimated Closing Working Capital.

“Net Adjustment Amount Determination Date” has the meaning set forth in Section 2.1(b).

“Neutral Accounting Firm” means (a) an independent accounting firm of nationally recognized standing that is not at the time it is to be engaged hereunder rendering services to any Party, or any Affiliate of either, and has not done so within the two year-period prior thereto or (b) a separate team at an independent accounting firm of nationally recognized standing that (i) has not rendered services to any Party, or any Affiliate of either, and (ii) is ethically walled off from any other Persons at such independent accounting firm that has rendered services to any Party, or any Affiliate of either.

“Non-Accredited Investors” means the two Persons set forth on Section 1.1(e) of the Seller Disclosure Schedule.

“Non-Dissolution Period” has the meaning set forth in Section 6.16(a).

“Non-Operational Licenses” has the meaning set forth in Section 3.20(b)(i).

“Notice of Disagreement” has the meaning set forth in Section 2.1(b).

“Notice of Loss” has the meaning set forth in Section 8.1(d).

“NR” has the meaning set forth in the Recitals.

“NR Agreements” has the meaning set forth in the NR Termination Agreement.

“NR Termination” has the meaning set forth in the Recitals.

“NR Termination Agreement” has the meaning set forth in the Recitals.

“Option Plan” means Buyer’s 2018 Stock Option Plan and Amended and Restated Stock Option Plan.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Ordinary Course of Business” means, with respect to any Person, the conduct that: (a) is consistent in nature, scope and magnitude with the past practices of such Person prior to the date of this Agreement and taken in the ordinary course of normal, day-to-day operations of such

Person; and (b) is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of normal, day-to-day operations of other Persons of similar size and that are in the same or similar line of business as such Person, but in each case excluding (i) any conduct that would reasonably be expected to violate applicable Law and (ii) in the case of Seller and/or any of its Subsidiaries, any conduct that would require the authorization by or written consent of the Required Holders pursuant to the Seller LLC Agreement, other than that which is set forth in clauses (a), (d), (k), (n), (o), (p), (q), (r) or (s) of Section 6.6 therein.

“Organizational Documents” means, (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which Seller or its Subsidiaries (including the Acquired Companies) operate or have operated and in which any agent thereof is conducting or has conducted business on behalf of Seller or its Subsidiaries (including the Acquired Companies).

“Outside Date” has the meaning set forth in Section 9.1(b).

“Parties” has the meaning set forth in the Preamble.

“Pending Claims” means, as of any date of determination, any and all claims for indemnification submitted by the Buyer Indemnified Parties in good faith prior to such date of determination in accordance with Article 8 that are not subject to a Final Determination as of such date of determination.

“Permitted Liens” means (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, manufacturer’s or repairmen’s Liens or other similar Liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Person subject to such Lien, or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) Liens for current Taxes or other governmental charges not yet due and payable or that the Person subject to such Taxes or other governmental charged is disputing in good faith by appropriate proceedings (and for which reserves have been established in accordance with GAAP), (c) with respect to real property, (i) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Business, (ii) any conditions that may be shown by a current and accurate survey or physical inspection, which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Business and (iii) zoning, building, subdivision or other similar requirements or restrictions which are not violated by the current use and operation of the applicable real property (except for any violations that would not materially affect the use and occupancy of any such real property as currently used and occupied), (d) Liens created by this Agreement or any of the Transaction Documents, or in connection with the transactions contemplated hereby by Buyer and (e) except in the case of real property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties.

“Person” means an individual, a corporation (including not-for-profit), a general or limited partnership, an association, a limited liability company, a joint venture, an estate, a Governmental Authority, a trust, an organization or other entity of any kind or nature.

“Personal Information” means any information that identifies, or could reasonably be used to identify, any natural person (including any device-related information that could be used to identify a natural person, such as an IP address) or that is otherwise governed or protected under applicable Laws concerning privacy, cybersecurity or data security.

“Pre-Closing Statement” has the meaning set forth in Section 1.2(a).

“Pre-Closing Tax Period” means a taxable year or period beginning before, and ending on or before, the Closing Date.

“Pre-Closing Taxes” means any and all Taxes imposed on Seller for all Pre-Closing Tax Periods and for all pre-Closing portions of a Straddle Period (regardless of whether such Taxes, or the Tax Returns related thereto, are due prior to, as of, or after the Closing Date) to the extent such Taxes are not reflected as a liability in the calculation of Working Capital. The portion of Taxes that is allocable to the pre-Closing portion of a Straddle Period shall be: (a) in the case of Taxes based on or measured by income or receipts of Seller, based on an interim closing of the books as of the close of business on and including the Closing Date (provided, however, that in determining the income or receipts of Seller attributable to an event or transaction outside the Ordinary Course of Business occurring on the Closing Date after the Closing, such event or transaction shall be deemed to have occurred on the date following the Closing Date); and (b) in the case of all other Taxes, the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date, and the denominator of which is the number of days in such Straddle Period.

“Private Placement Legend” means a legend substantially to the following effect: “THE SECURITIES OR SUCH OTHER SHARES OR SECURITIES INTO WHICH SUCH SECURITIES ARE CONVERTED, EXCHANGED, RECLASSIFIED OR OTHERWISE CHANGED, AS THE CASE MAY BE, FROM TIME TO TIME, REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, AND MAY NOT BE SOLD, ASSIGNED, EXCHANGED, TRANSFERRED, ENCUMBERED, PLEDGED, DISTRIBUTED OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.”

“Pro Rata Share” means, with respect to any Member, the proportion of the Aggregate Consideration (or any portion thereof) to be allocated to such Member pursuant to and in accordance with Section 4.1 of the Seller LLC Agreement, as set forth on the Allocation Schedule (as such Allocation Schedule may be updated pursuant to Section 1.7(c)).

“Rader” means Alan Rader, an individual resident of California.

“Redwood Design & Supply” has the meaning set forth in the Recitals.

“Redwood IP” has the meaning set forth in the Recitals.

“Redwood Operations” has the meaning set forth in the Recitals.

“Redwood Retail” has the meaning set forth in the Recitals.

“Redwood Wellness” has the meaning set forth in the Recitals.

“Refund Remittance Date” has the meaning set forth in Section 6.13(h).

“Registration Statement” has the meaning set forth in Section 6.4(b).

“Regulatory Approvals” has the meaning set forth in Section 5.5(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the Environment.

“Released Claims” has the meaning set forth in Section 6.9(a).

“Releasing Parties” has the meaning set forth in Section 6.9(a).

“Reporting Jurisdictions” means each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

“Representative” means (a) with respect to a particular Person, any director, member, limited or general partner, equity holder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors, in each case, acting in their capacity as such, and (b) with respect to Buyer, in addition to the Persons set forth in clause (a) of this definition, Altria.

“Required Holders” has the meaning set forth in the Seller LLC Agreement.

“Resolution Period” has the meaning set forth in Section 2.1(c).

“Restricted Names” means the names set forth in Section 1.1(f) of the Seller Disclosure Schedule.

“Restrictive Agreements” has the meaning set forth in the Recitals.

“Retained Entities’ Representatives” has the meaning set forth in Section 6.10(c).

“Retention Bonus Agreements” means each of the retention bonus agreements, dated as of the date hereof, entered into between Redwood Wellness and each of the Retention Bonus Participants.

“Retention Bonus Participants” means each of the individuals set forth in Section 1.1(g) of the Seller Disclosure Schedules.

“Review Period” has the meaning set forth in Section 2.1(b).

“Rosenheck” means Robert Rosenheck, an individual resident of California.

“RR Employment Agreement” has the meaning set forth in the Recitals.

“RR Restrictive Agreement” has the meaning set forth in the Recitals.

“RW” means the Person set forth in Section 1.1(h) of the Seller Disclosure Schedule.

“RW Employment Agreement” has the meaning set forth in the Recitals.

“RW Restrictive Agreement” has the meaning set forth in the Recitals.

“RWI Policy” has the meaning set forth in Section 6.20.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 5.12.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means, collectively, applicable Canadian Securities Laws and U.S. Securities Laws.

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Reporting Jurisdictions.

“Seller” has the meaning set forth in the Preamble.

“Seller Controlled Proceeding” has the meaning set forth in Section 6.13(d).

“Seller Disclosure Schedule” has the meaning set forth in Section 10.7(a).

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Seller LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Seller, dated November 30, 2018, as, for the avoidance of doubt, amended as of August 1, 2019.

“Seller Regulatory Approvals” has the meaning set forth in Section 3.4.

“Seller Requisite Consent” has the meaning set forth in the Recitals.

“Seller Third-Party Consents” has the meaning set forth in Section 6.3.

“Social Media Accounts” means social media profiles, accounts and handles, and services related thereto, including those made available through Facebook, Twitter, Instagram, SnapChat and other similar platforms.

“Sophisticated Investor” means an investor who either alone or together with his, her or its purchaser representative, has sufficient knowledge and experience with financial and business matters that the investor can evaluate the risks and merits of a contemplated investment as contemplated by Section 4(a)(2) of the Securities Act.

“Special Indemnity Items” has the meaning set forth in Section 8.2.

“Standard Listing Conditions” means the customary post-closing conditions in respect of the TSX Approval imposed by the TSX in similar circumstances.

“Stock Consideration” means 5,086,605 Buyer Common Shares.

“Straddle Period” means a taxable year or period beginning on or before, and ending after, the Closing Date.

“Submitted Items” has the meaning set forth in Section 2.1(c).

“Subscription Agreement” means the Subscription Agreement, dated as of December 7, 2018, by and among Buyer, Altria Summit LLC and, solely for purposes specified therein, Altria Group, Inc.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions or (b) the equity or ownership interests of such other Person, in each case, is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Tail Policy” has the meaning set forth in Section 6.11(b).

“Target Working Capital” means $1,351,037.

“Tax Claim” has the meaning set forth in Section 6.13(d).

“Tax Returns” means any report, return, computation, declaration, claim, claim for refund, or information return or statement with respect to Taxes.

“Taxes” means all federal, state or local and all foreign taxes, including income, gross receipts, windfall profits, value added, severance, property, production, sales, use, duty, license,

excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest with respect to such additions or penalties.

“Termination Agreements” has the meaning set forth in the Recitals.

“Third-Party Claim” has the meaning set forth in Section 8.6(a).

“Third-Party Consents” has the meaning set forth in Section 5.5(b).

“Trade Secrets” means know-how, trade secrets, confidential or proprietary information and data or database rights, including with respect to any formulae, recipes, processes, techniques or designs.

“Trademarks” means trademarks, service marks, trade names, trade dress, logos, packaging designs, slogans and other indicia of source, and registrations and applications for registration of any of the foregoing and any renewals thereof, together with any goodwill symbolized thereby.

“Transaction Documents” means the Employment Agreements, the Escrow Agreement, the Restrictive Agreements, the Contribution and Waiver Agreement, the Lockup Agreement, the NR Termination Agreement, the Termination Agreements and all other agreements, certificates and other instruments to be delivered pursuant to such agreements and this Agreement.

“Transfer Taxes” has the meaning set forth in Section 6.13(f).

“TSX” means the Toronto Stock Exchange or any successor stock exchange on which Buyer Common Shares are traded.

“TSX Approval” means the acceptance of notice of the transactions contemplated by this Agreement by the TSX and the conditional approval by the TSX of the listing of the Buyer Common Shares representing the Stock Consideration on the TSX.

“U.S. Securities Laws” means the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, as well as the securities laws of any state of the United States, as well as the rules, policies and orders of the NASDAQ and all other applicable federal or state securities laws.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

“Working Capital” means an amount (which may be positive or negative) equal to the current assets (other than any such current assets that are included in the determination of Cash on Hand) of the Acquired Companies minus the current liabilities of the Acquired Companies determined in accordance with the Accounting Principles, in each case, solely to the extent that they are set forth in the Example Statement of Working Capital, and subject to the adjustments as set forth thereon; provided, however, that, notwithstanding anything to the contrary contained herein, Working Capital shall not include (i) the Foreign Trademark Registration Costs, (ii) any assets or liabilities with respect to deferred Taxes or (iii) any assets or liabilities of the Excluded Entities and Operations.

“Year-End Financial Statements” has the meaning set forth in Section 3.7(a).

Exhibit B-1

NR Termination Agreement

[Redacted – Commercially Sensitive Information]

B-1-1

Exhibit B-2

IP License Termination Agreement

[Redacted – Commercially Sensitive Information]

B-2-1

Exhibit C

Contribution and Waiver Agreement

[Redacted – Commercially Sensitive Information]

C-1

Exhibit D-1

RR Employment Agreement

[Redacted – Personal Information]

D-1-1

Exhibit D-2

CC Employment Agreement

[Redacted – Personal Information]

D-2-1

Exhibit D-3

MM Employment Agreement

[Redacted – Personal Information]

D-3-1

Exhibit D-4

RW Employment Agreement

[Redacted – Personal Information]

D-4-1

Exhibit E-1

RR Restrictive Agreement

[Redacted – Personal Information]

E-1-1

Exhibit E-2

CC Restrictive Agreement

[Redacted – Personal Information]

E-2-1

Exhibit E-3

MM Restrictive Agreement

[Redacted – Personal Information]

E-3-1

Exhibit E-4

RW Restrictive Agreement

[Redacted – Personal Information]

E-4-1

Exhibit F

Lockup Agreement

[Redacted – Personal Information]

F-1

Exhibit G

Laurel Canyon Services Termination Agreement

[Redacted – Commercially Sensitive Information]

G-1

Exhibit H

Escrow Agreement

[Redacted – Commercially Sensitive Information]

H-1

Exhibit I

Form of Press Release

(attached)

I-1

Cronos Group Establishes New Growth Opportunity in the United States with Acquisition of

Hemp-Based Products Platform

TORONTO, August XX, 2019 – Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that it has entered into a definitive agreement to acquire four of Redwood Holding Group, LLC’s operating subsidiaries (collectively, “Redwood”).

Redwood manufactures, markets and distributes hemp-derived cannabidiol (CBD) infused skincare and other consumer products online and through retail and hospitality partner channels in the United States under the brand, Lord Jones™. Redwood’s products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant.

Redwood was co-founded in 2017 by Robert Rosenheck and Cindy Capobianco. Following the close of the transaction, Mr. Rosenheck and Ms. Capobianco will join Cronos Group and continue to lead the development of the Redwood platform with the support of the current team, brand names and operating locations remaining in place.

“Rob and Cindy have built a differentiated, best-in-class platform with hemp-based CBD formulations that stand for quality and consistency. Our goal is to preserve the integrity of all Rob and Cindy have created, while also learning from them and leveraging Cronos Group’s resources to capitalize on the significant demand for skincare and other consumer products derived from hemp. Leading the industry forward responsibly and being a part of the conversation with industry stakeholders remains a top priority for Cronos Group in this evolving area,” said Mike Gorenstein, Cronos Group’s Chairman, President and Chief Executive Officer.

“The inspiration for our company was simple, we wanted to create a brand we wished we could buy as adult consumers,” said Mr. Rosenheck. “We chose Cronos Group because they share our vision and values and will help us continue our mission. We are incredibly proud of our team and grateful to our customers who are responsible for our success. Cindy and I look forward to working with Cronos Group to further extend the love and enthusiasm for our products.”

Under the terms of the agreement, Cronos Group will acquire Redwood for approximately USD $300 million, net of Redwood’s estimated cash and debt and subject to a customary working capital adjustment as described in the agreement. USD $225 million of the total consideration (subject to the foregoing adjustments) will be paid in cash with the balance paid in newly issued Cronos Group common shares. Cronos Group will fund the cash portion of the transaction with cash on hand.

The transaction is expected to close in the third quarter of 2019, subject to customary closing conditions and regulatory approvals. Further information regarding the transaction is included in Cronos Group’s material change report with respect thereto, available at www.sedar.com, and in its corresponding Form 6-K, available at www.sec.gov/edgar.

Advisors

Perella Weinberg Partners LP is financial advisor to Cronos Group, and Sullivan & Cromwell LLP and Blake, Cassels & Graydon LLP serve as legal counsel. Lazard Ltd. is financial advisor to Redwood Holding Group, LLC, Jeffrey D. Segal, A Professional Corporation and Kirkland & Ellis LLP serve as legal counsel.

About Cronos Group Inc.

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the completion of the transaction and timing thereof, the receipt of the necessary regulatory approvals required for completion of the transaction, the anticipated benefits of the acquisition, the ability of the Company to continue, consistent with applicable law, to develop, manufacture, distribute and sell hemp-based products in the United States and internationally, the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties (including the application of State and federal law to CBD products and the scope of any regulations by the FDA over CBD products) and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cronos Group:

Investor Relations Contact:

Anna Shlimak

Tel: (416) 504-0004

investor.relations@thecronosgroup.com

Media Contact:

Barrett Golden, Adam Pollack or Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

Tel: (212) 355-4449

Exhibit J

Example Statement of Working Capital

[Redacted – Commercially Sensitive Information]

J-1

Exhibit K

Form of Instrument of Assignment

[Redacted – Commercially Sensitive Information]

K-1

Schedule I

Member Schedule

[Redacted – Personal Information]